As filed with the Securities and Exchange Commission on July 23, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VNUS Medical Technologies, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3845	94-3216535
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2200 Zanker Road, Suite F

San Jose, California 95131
(408) 473-1100
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Brian E. Farley

President and Chief Executive Officer
VNUS Medical Technologies, Inc.
2200 Zanker Road, Suite F
San Jose, California 95131
(408) 473-1100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Charles K. Ruck, Esq. Jonn R. Beeson, Esq. LATHAM & WATKINS LLP 650 Town Center Drive, Suite 2000 Costa Mesa, California 92626	Laura A. Berezin, Esq. John T. McKenna, Esq. COOLEY GODWARD LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, $0.001 par value	$80,500,000	$10,200

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	The Registrant previously paid filing fees of $15,180 in connection with the Registration Statement on Form S-1 (File No. 333-44070) filed on August 18, 2000, for the registration of $57,500,000 of securities, all of which were unsold and withdrawn from registration on April 19, 2001. Pursuant to Rule Rule 457(p) of the Securities Act, the Registrant is offsetting the filing fee due in connection with the filing of this Registration Statement by $10,200 of the filing fee previously paid.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 23, 2004

                                Shares

Common Stock

This is an initial public offering of shares of common stock by VNUS Medical Technologies, Inc. We are offering                      shares of common stock and the selling stockholders are offering                      shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. The estimated initial public offering price is between $          and $           per share.

We have applied for listing of our common stock on The NASDAQ National Market under the symbol “VNUS.”

This investment involves risk. See “Risk Factors” beginning on page 6.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before Expenses, to VNUS Medical Technologies, Inc.	$	$
Proceeds, Before Expenses, to the Selling Stockholders	$	$

The underwriters have a 30-day option to purchase up to                     additional shares of our common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Banc of America Securities LLC	Piper Jaffray

William Blair & Company

The date of this prospectus is                     , 2004.

Our VNUS® Closure® Procedure Our VNUS Closure procedure is a minimally invasive treatment option for patients suffering from venous reflux disease, the underlying cause of painful varicose veins. Our proprietary Closure System uses radio-frequency heat to close the diseased saphenous veins and treat the disease. VNUS Closure Catheter Disposable catheter is inserted into vein Expanded electrodes heat and shrink vein Catheter is withdrawn, closing vein VNUS RF Generator VNUS Closure Catheter Tip, electrodes expanded

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock that we discuss under the “Risk Factors” section and the financial statements and the notes to those statements. References in this prospectus to “we,” “us,” “our” and “VNUS” refer to VNUS Medical Technologies, Inc.

Our Business

We are a leading provider of medical devices for the minimally invasive treatment of venous reflux disease. Venous reflux disease, a progressive condition caused by incompetent vein valves, is characterized by the poor return of blood from the legs to the heart. This results in symptoms that significantly impact quality of life such as leg pain, swelling, fatigue, skin ulcers and painful varicose veins. We sell the Closure system, which consists of a proprietary radio-frequency, or RF, generator and proprietary disposable endovenous catheters to close diseased veins through the application of temperature-controlled RF energy.

Our Closure system provides the benefits of a minimally invasive procedure and in a randomized clinical trial was established to be as effective as vein stripping, with fewer side effects and faster recovery. Vein stripping is an open surgical procedure that has historically been the standard of care for venous reflux disease. We market the Closure system in the United States through our direct sales organization of 44 people, and our Closure procedure is accepted by the policies of over 90 health insurers, representing over 160 million covered lives in the United States. We estimate that in excess of 60,000 patients have been treated using our Closure system since 1999, with approximately 18,000 of those patients treated in the first half of 2004. For the six months ended June 30, 2004, we had revenues of $16.9 million and we were profitable.

The Market and Current Treatments

Published population studies indicate that approximately 25 million people in the United States and 40 million people in Western Europe suffer from symptomatic venous reflux disease and experience painful symptoms. Due to the pain and discomfort of the condition, venous reflux disease can be disabling and have a significant impact on quality of life by disrupting physical, social and professional activities. We commissioned a study that estimated that 1.2 million people in the United States with symptomatic venous reflux disease seek treatment each year, of which over 800,000 exhibit saphenous vein reflux and the attendant symptoms. We believe these 800,000 patients are eligible for treatment with our Closure system, and as more people become aware of minimally invasive alternatives to vein stripping, we believe a larger percentage of the 25 million symptomatic patients in the United States will seek therapy.

Treatment for symptomatic venous reflux disease often begins with conservative therapy such as compression stockings or leg elevation to temporarily relieve symptoms. Patients may also receive treatments for the cosmetic signs of venous reflux disease, such as visible varicose veins. These treatments do not, however, address the underlying cause of the disease.

For patients with more advanced stages of the disease and who seek long-term relief from more serious symptoms, treatment often involves removing the patient’s great saphenous vein from the circulatory system. Historically, open surgery such as vein stripping and ligation has been the standard of care, but it is traumatic and can result in significant post-operative pain and extended recuperation. Minimally invasive procedures such as our Closure procedure and endovenous laser ablation, or EVL, have been developed as alternatives to vein stripping. EVL uses laser energy to boil blood, damaging the vein and creating a clot that occludes the length of the treated saphenous vein. Currently marketed EVL technologies do not provide physicians feedback on the heat energy delivered during the procedure and, as a result, therapy is difficult to control and can cause vein perforation, bruising and pain.

The VNUS Closure Procedure

The Closure procedure offers patients significant clinical benefits without many of the drawbacks associated with vein stripping or EVL. We believe that the benefits of the Closure procedure, including its minimally invasive nature, short recovery time and minimal post-operative pain, appeal to patients considering vein stripping or EVL as well as to patients who have previously chosen to forego treatment because of the drawbacks associated with vein stripping.

Using our Closure system, physicians close diseased, large superficial veins such as the great saphenous vein. This is accomplished by inserting our proprietary catheter into a vein in a minimally-invasive procedure to directly heat the vein wall with temperature-controlled RF energy. Heating the vein wall causes collagen in the wall to shrink and the vein to close. As a result, blood naturally reroutes to healthy veins.

We believe the Closure procedure provides the following benefits for patients and physicians:

•	Minimally Invasive Outpatient Procedure. The Closure procedure is catheter-based and can be performed using local anesthesia in a physician’s office, as well as in an outpatient hospital setting or surgicenter.

•	Less Post-Operative Pain. The Closure procedure does not pull the diseased vein from the thigh as with vein stripping surgery or boil blood to occlude a vein, as with EVL. We believe this results in significantly less post-operative pain, faster healing and allows early resumption of normal activities.

•	Excellent Clinical Outcomes. In a randomized comparative trial of the Closure procedure and vein stripping, the Closure procedure was found to be as effective as vein stripping at two years following treatment, with fewer side effects and faster recovery. A comparative trial versus EVL also showed the Closure procedure exhibited greater efficacy and less post-operative bruising and pain.

•	Long-Lasting Results. Our registry data shows venous reflux was eliminated in 87% of 107 limbs evaluated at four years and 84% of 37 limbs evaluated at five years.

•	Safe and Controlled Procedure. Our Closure system includes a number of safety features designed to ensure precise, consistent delivery of RF energy. Our system monitors the temperature of the vein wall and adjusts energy delivery throughout the procedure to provide a high level of effectiveness and a low incidence of adverse events during recovery.

•	Cosmetically Appealing. We believe that our Closure system results in less bruising and skin discoloration than vein stripping or EVL. Additionally, because the Closure procedure is catheter-based, it results in little or no scarring compared to vein stripping.

Our Strategy

Our goal is to establish the Closure procedure as the leading treatment for venous reflux disease and to leverage our market position into providing other products for the treatment of vascular diseases. To achieve this goal, we have implemented a business strategy based on the following:

•	Increasing our market penetration by demonstrating the clinical advantages of our Closure system;

•	Expanding the market for the minimally invasive treatment of venous reflux by targeting the symptomatic patients currently not seeking treatment;

•	Driving disposable catheter sales;

•	Improving and adding new products to leverage our leading market position; and

•	Actively pursuing international opportunities.

Corporate Background

Our principal offices are located at 2200 Zanker Road, Suite F, San Jose, California 95131 and our telephone number is (408) 473-1100. We were incorporated in Delaware in January 1995. Our World Wide Web address is http://www.vnus.com. The information found on, or accessible through, our website is not a part of this prospectus.

The terms VNUS® and Closure® as well as our logo are our registered trademarks.

The Offering

Common stock offered by us	shares
Common stock offered by selling stockholders	shares
Common stock to be outstanding after this offering	shares
Estimated initial public offering price per share	$ to $
Use of proceeds	We intend to use the net proceeds from this offering for sales and marketing, research and development and for working capital and general corporate purposes. See “Use of Proceeds” for more detailed information about our use of proceeds from the offering. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Proposed NASDAQ National Market symbol	VNUS

The number of shares of common stock to be outstanding immediately after this offering is based on 15,486,356 shares of common stock outstanding as of June 30, 2004, and excludes:

•	2,501,352 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $1.47 per share as of June 30, 2004;

•	220,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $4.78 per share as of June 30, 2004; and

•	an aggregate of 217,922 shares of common stock available for future issuance under our 2000 Equity Incentive Plan as of June 30, 2004.

Except as otherwise noted, all information in this prospectus:

•	assumes a for reverse split of the shares of our common stock to be effected prior to the completion of this offering;

•	reflects the conversion of all shares of our preferred stock into 13,436,121 shares of common stock, which will occur immediately prior to the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option; and

•	assumes the filing of our amended and restated certificate of incorporation, which will occur immediately following the completion of the offering.

Summary Financial Data

The following summary financial data should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited financial statements, which are included elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statements of Operations Data:
Net revenues	$5,564	$10,041	$21,838	$8,375	$16,864
Gross profit	2,761	6,395	15,527	5,765	12,729
Total operating expenses	11,022	12,633	18,282	7,916	11,830
Net income (loss)	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857

Basic net income (loss) per share	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.06

Diluted net income (loss) per share	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.05

Shares used in computing basic net income (loss) per share	1,845	1,918	1,976	1,971	15,448

Shares used in computing diluted net income (loss) per share	1,845	1,918	1,976	1,971	17,020

Pro forma net income (loss) per share — basic(1)			$(0.17)		$0.06

Pro forma net income (loss) per share — diluted(1)			$(0.17)		$0.05

Shares used in computing pro forma net income (loss) per share — basic(1)			15,398		15,448

Shares used in computing pro forma net income (loss) per share — diluted(1)			15,398		17,020

	As of June 30, 2004

		Pro Forma
	Actual	As Adjusted(2)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,382	$
Working capital	14,009
Total assets	19,478
Total accumulated deficit	(43,182)
Total stockholders’ equity	15,605

(1)	See Note 12 of the notes to our financial statements for a description of the method used to compute pro forma basic and diluted net income (loss) per share and shares used in computing pro forma basic and diluted net income (loss) per share.

(2)	The pro forma as adjusted data in the balance sheet data above reflect (a) the conversion of all of our outstanding preferred stock into 13,436,121 shares of common stock immediately prior to the completion of this offering and (b) receipt of the net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

If you purchase our common stock and become a VNUS stockholder, you will be subject to risks inherent in our business. Our stock price will fluctuate for many reasons, including how our business performs relative to, among other things, competition, market conditions and general economic and industry conditions. You should carefully consider the following risk factors as well as other information in this prospectus before purchasing our common stock. We believe the risks and uncertainties described below are the most significant risks we face. If any of the following risks actually occur, the market price of our common stock could decline, and you may lose all or a significant part of your investment in our common stock.

Risks Related to Our Business

We expect to derive substantially all of our future revenues from sales of our Closure system. If our Closure system fails to achieve substantial market acceptance we may not generate sufficient revenues to continue our operations.

Currently, our primary product offering is our Closure system, which is comprised of two components, our radio-frequency, or RF, generator and our disposable catheter. We commercially introduced our Closure system in late 1998 in Europe and in 1999 in the United States. We expect that sales of our Closure system will continue to account for substantially all of our revenues for at least the next several years. Vein stripping and ligation surgery is the current standard of care for the treatment of venous reflux disease. This procedure is well established among physicians, has extensive long-term data, is routinely taught to new surgeons and has remained relatively unchanged for the past 50 years. By contrast, our Closure system is a relatively new treatment procedure for venous reflux disease. We cannot assure you that our Closure procedure will compete effectively against vein stripping and ligation surgery. We may have difficulty gaining widespread acceptance of our Closure system among physicians for a number of reasons including:

•	lack of experience with our Closure procedure;

•	perceived liability risks associated with the use of new technologies or procedures for venous reflux disease;

•	the results of any adverse long-term clinical studies relating to the effectiveness of our Closure system;

•	the cost of our RF generator;

•	the availability of alternative treatments or procedures that may be, or be perceived as, more effective, safer, faster, easier to use or less costly than our Closure system; and

•	if reimbursement from U.S. healthcare payors for the Closure system is reduced or discontinued.

If physicians do not adopt our Closure system, we will not achieve greater revenues or remain profitable.

Our success also depends on whether physicians view our Closure system as effective and economically beneficial. We believe that physicians will not adopt our Closure system unless they determine, based on experience and other factors, that our Closure system is an attractive alternative to other available treatment methods, including vein stripping and endovenous laser ablation, or EVL. We also believe that recommendations and support of our Closure system by influential physicians and other healthcare providers are important for market acceptance and adoption.

In addition, we recommend that a physician performing the Closure procedure use noninvasive ultrasound imaging to position the catheter in the vein to be treated. The purchase of ultrasound imaging equipment can cost $25,000 or more. Not all physicians who may be otherwise qualified to perform the Closure procedure have access to this equipment. Accordingly, physicians who do not have access to ultrasound imaging equipment may not find it sufficiently cost effective to begin performing the Closure procedure.

Inadequate levels of reimbursement for the Closure procedure from governmental or other third-party payors could affect the adoption or use of our Closure system and may cause our revenues to decline.

Widespread adoption or use of our Closure system by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from payors for performing our Closure procedure. To date, our Closure procedure typically has been reimbursed by private healthcare insurance, managed care payors and Medicare. Many private payors use reimbursement amounts determined by the Centers for Medicare and Medicaid Services, or CMS, which administers the Medicare program, as a guideline in setting their reimbursement policies. Future action by CMS or other government agencies may diminish reimbursement payments for physicians, hospitals and outpatient surgery centers. Additionally, some private payors do not follow the Medicare guidelines and those payors may reimburse for only a portion of our procedure or not at all. Some private party payors, including United Healthcare and PacifiCare, have deemed the Closure procedure experimental and will not provide reimbursement until additional long-term data is available or published. Even to the extent our Closure procedure is reimbursed by private payors and governmental payors, adverse changes in payors’ policies toward reimbursement for the procedure would also harm our ability to market and sell our Closure system.

We are unable to predict all changes to the reimbursement methodologies that will be employed by private or governmental third-party payors. In 2005, the codes used by third-party payors and Medicare to identify and reimburse for our Closure procedure and the disposable catheters and other supplies used in the procedure will be adjusted. We expect that the Medicare reimbursement amounts under the codes will also be adjusted. We cannot be certain that under prospective payment systems and applicable fee schedules, such as those used by Medicare and by many private healthcare payors, the cost of our Closure procedure will be adequately reimbursed or that it will receive reimbursement consistent with historical levels. Furthermore, for some governmental payors, such as the Medicaid program, reimbursement differs from state to state, and some state Medicaid programs may not reimburse for our procedure in an adequate amount, if at all. Any lack of private or governmental third-party payor coverage or inadequate reimbursement for procedures performed using our Closure system could harm our business and reduce our revenues.

Our international success is dependent upon the availability of reimbursement within prevailing foreign healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we sell our Closure system, and these efforts are expected to continue. To the extent our Closure system has historically received reimbursement under a foreign healthcare payment system, such reimbursement has typically been significantly less than the reimbursement provided in the United States. If adequate levels of reimbursement from governmental and third-party payors outside of the United States are not attained and maintained, sales of our Closure system outside of the United States may decrease and we may fail to achieve or maintain significant non-U.S. sales.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on Stellartech Research Corporation to manufacture our RF generators. We are currently transitioning the manufacture of our RF generators to Byers Peak, Inc. and expect that Byers Peak, Inc. will be a sole-source supplier of the RF generators in the future. We and our contract manufacturers also rely on sole-source suppliers to manufacture some of the components used in our products. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the Food and Drug Administration’s Quality System Regulations, equipment malfunction and environmental factors, any of which could delay or impede our ability to meet demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

•	suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

•	we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•	we may have difficulty locating and qualifying alternative suppliers for our disposable catheter components or RF generators;

•	switching components may require product redesign and submission to the FDA of a premarket supplement or possibly a separate premarket approval, either of which could significantly delay production;

•	our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components for us in a timely manner; and

•	our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures.

To mitigate the risk of supply interruptions from a sole-source supplier, we may determine to maintain excess inventory of the products or components they supply. Managing our inventory levels is important to our cash position and results of operations. An excessive amount of inventory reduces our cash available for operations and may result in excess or obsolete materials. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenues. An inability to forecast future revenues or estimated life cycles of products may result in inventory-related charges that would negatively affect our gross margins and results of operations.

Competition from existing and new products and procedures may decrease our market share and cause our revenues to decline.

The medical device industry, including the market for venous reflux disease treatments, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. For example, in 2002 the first EVL product was cleared for marketing in the United States.

Several companies are marketing EVL systems for the treatment of venous reflux disease. These companies include AngioDynamics, Inc., biolitec AG, Diomed Holdings, Inc., Dornier MedTech GmbH and Vascular Solutions, Inc. These or other competitors may succeed in developing additional products that are superior to our Closure system or that otherwise render our Closure system obsolete or noncompetitive. Some of these companies are larger than VNUS or may enjoy competitive advantages, including:

•	established distribution networks;

•	established relationships with physicians;

•	products and procedures that are less expensive and take less time to perform;

•	greater experience in launching, marketing, distributing and selling products;

•	established relationships with healthcare providers and payors; and

•	greater financial and other resources for product development, sales and marketing and patent litigation.

Because of the size of the venous reflux market, we anticipate that new or existing competitors may develop competing products, procedures or clinical solutions. These products, procedures or solutions could prove to be more effective, faster, safer or less costly than the Closure procedure. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete.

We lack published long-term data comparing the safety and efficacy of our Closure procedure with vein stripping and EVL. If future data, if any, proves to be inconsistent with our clinical results, our revenues may decline.

Currently, there is no published data available comparing the long-term safety and efficacy of the Closure procedure to alternative treatments. Additional long-term patient follow-up studies may indicate that the Closure procedure is not as safe and effective as vein stripping or EVL. Currently available data from a comparative study of the Closure procedure versus vein stripping is limited to the two year period following treatment. Data from an independent study comparing clinical outcomes between the Closure procedure and EVL has not been published. If new studies or comparative studies generate results that are not as favorable as our clinical results, our revenues may decline. Furthermore, physicians may choose not to purchase our Closure system until they receive additional published long-term clinical evidence and recommendations from prominent physicians that indicate our Closure system effectively treats venous reflux disease.

We may experience significant fluctuations in our quarterly results and we may not maintain our recent profitability.

We have incurred net losses each year since our inception, including losses of $8.5 million in 2001, $6.0 million in 2002 and $2.6 million in 2003. As of June 30, 2004, we had an accumulated deficit of approximately $43.2 million. For the six-month period ended June 30, 2004, we had net income of $857,000. However, we cannot assure you that we will sustain profitability or that losses will not occur in the future. The fluctuations in our quarterly results of operations have and will continue to result from numerous factors, including:

•	delays or interruptions in manufacturing and shipping of our products;

•	practices of insurance companies and other third-party payors with respect to reimbursement for our products;

•	physician and patient acceptance of our products and procedures;

•	seasonal demand;

•	pricing of our products;

•	timing of new product introductions;

•	timing of orders received;

•	our ability to train physicians in performing the Closure procedure; and

•	the effect of competing technological and market developments.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. We believe the quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we expand our sales and marketing, manufacturing and product development activities and administrative staff. If sales do not continue to grow, we may not be able to maintain profitability. Our expansion efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. If we fail to do so, the market price for our common stock will likely decline.

Any failure in our efforts to train physicians could reduce the market acceptance of our Closure system and reduce our revenues.

There is a learning process involved for physicians to become proficient in the use of our Closure system. It is critical to the success of our sales efforts to adequately train a sufficient number of physicians and to provide them with adequate instruction in the use of our Closure system. Following completion of training, we rely on the trained physicians to advocate the benefits of our products in the broader marketplace. Convincing physicians to dedicate the time and energy necessary for adequate training is challenging, and we cannot assure you that we will be successful in these efforts. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us, any of which could negatively affect our reputation and sales of our Closure system.

If we become subject to product liability claims, we may be required to spend significant time and money in litigation or otherwise pay significant damages that may exceed our insurance coverage.

The manufacture and sale of our products may expose us to product liability claims and product recalls, including those which may arise from the misuse or malfunction of, or design flaws in, our products, or use of our products with components not manufactured by us. Our Closure procedure may result in a variety of complications, some of which are potentially serious. The most serious potential complications include a pulmonary embolism, which is a blood clot that travels to the lungs and may cause shortness of breath or even death, blood clots in deep veins, skin burns and nerve inflammation. Successful results using our Closure system are dependent upon physician technique. Although we inform physicians of the risks associated with failing to follow the proper technique when performing the Closure procedure, we cannot assure you that these efforts will prevent complications.

We carry product liability insurance which is limited in scope and amount and may not be adequate to fully protect us against product liability claims. We could be required to pay damages that exceed our insurance coverage. Any product liability claim, with or without merit, could result in an increase in our product liability insurance rates or our inability to secure coverage on reasonable terms, if at all. Even in the absence of a claim, our insurance rates may rise in the future to a point where we decide not to carry this insurance. Even a meritless or unsuccessful product liability claim would be time consuming and expensive to defend and could result in the diversion of our management’s attention from our business. Any of these events could negatively affect our earnings and financial condition.

Our intellectual property rights may not provide meaningful commercial protection for our products, which could enable third parties to use our technology or methods, or very similar technology or methods, and could reduce our ability to compete.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us. Our issued patents and those that may issue in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around our patents. In addition, although we have entered into confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors, such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Foreign countries generally do not allow patents to cover methods for performing surgical procedures. If our intellectual property does not provide significant protection against competition, our competitors could compete more directly with us, which could result in a decrease in our market share. All of these factors may harm our competitive position.

The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s attention, require us to pay damages and discontinue selling our products.

The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our system or the methods we employ in the use of our system are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued and pending patents relating to the use of RF energy in catheter-based procedures in the medical technology field. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our Closure system may infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for the treatment of venous reflux disease grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

Any litigation or claim against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prevented from selling our Closure system unless we can obtain a license to use technology or ideas covered by such patent or are able to redesign our Closure system to avoid infringement. A license may not be available at all or on terms acceptable to us, and we may not be able to redesign our products to avoid any infringement. Modification of our products or development of new products could require us to conduct additional clinical trials and to revise our filings with the Food and Drug Administration and other regulatory bodies, which would be time-consuming and expensive. If we are not successful in obtaining a license or redesigning our products, we may be unable to sell our products and our business could suffer. In addition, our patents are vulnerable to various invalidity attacks, such as those based upon earlier patent applications, patents, publications, products or processes, which might invalidate or limit the scope of the protection that our patents afford.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees were previously employed at universities or other medical device companies. Although there are no claims currently pending against us, we may be subject to future claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research or sales personnel or their work product could hamper or prevent our ability to improve our products or sell our existing products, which would harm our business.

If we are unable to manufacture an adequate supply of our products, we could lose customers and revenues and our growth could be limited.

In order for us to maintain and expand our business successfully within the United States and internationally, we must manufacture commercial quantities of components that comprise our Closure system in compliance with regulatory requirements at acceptable cost and on a timely basis. Our anticipated growth may strain our ability to manufacture an increasingly large supply of our products. Manufacturing facilities often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we cannot scale our manufacturing operations appropriately, maintain control over expenses or otherwise adapt to anticipated growth, or if we have underestimated our future growth, we may not have the capability to satisfy market demand, which would harm our business.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Although we believe our promotional materials and training methods regarding physicians are conducted in compliance with regulations of the Food and Drug Administration and other applicable regulations, if the Food and Drug Administration determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal or state enforcement authorities might take action if they consider promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

We depend on our officers, and if we are not able to retain them or recruit additional qualified personnel, our business will suffer.

We are highly dependent on our President and Chief Executive Officer, Brian E. Farley, and other officers. Due to the specialized knowledge each of our officers possesses with respect to our Closure system and our operations, the loss of service of one or more of these individuals could significantly affect our ability to operate and manage our business. We do not have any insurance in the event of the death or disability of any of these key personnel. Each of our officers may terminate their employment without notice and without cause or good reason. We currently are not aware that any officer is planning to leave or retire.

In addition, to succeed in the implementation of our business strategy, our management team must rapidly execute our sales strategy, achieve market acceptance for our Closure system and further develop products, while managing anticipated growth by implementing effective planning, manufacturing and operating processes. Managing this growth will require us to attract and retain additional management and technical personnel. Our offices are located in San Jose, California, where competition for employees with experience in the medical device industry is intensely competitive. We rely on direct sales employees to sell our Closure system in the United States. We plan to expand our sales team and failure to adequately train our employees in the use and benefits of our products will prevent us from achieving our market share and revenue growth goals. We cannot assure you that we will be able to attract and retain the additional personnel necessary to grow and expand our business and operations. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and sales activities.

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and penalties.

Our products are classified as medical devices. Medical devices are subject to extensive regulation in the United States by the Food and Drug Administration and numerous other federal, state and foreign governmental authorities. Food and Drug Administration regulations specific to medical devices are wide ranging and govern, among other things:

•	design, development and manufacturing;

•	testing;

•	clinical trials in humans;

•	electronic product safety;

•	labeling;

•	storage;

•	marketing;

•	premarket clearance or approval;

•	record keeping procedures;

•	advertising and promotion;

•	post-market surveillance and reporting of deaths, serious injuries or malfunctions; and

•	export.

Our manufacturing processes are required to comply with the Food and Drug Administration’s Quality System Regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The Food and Drug Administration enforces its Quality System Regulations through periodic unannounced inspections and if our manufacturing facility fails a Quality System inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate and timely corrective action in response to an adverse Quality System inspection could force a shutdown of our manufacturing operations or a recall of our products.

Compliance with these regulations can be complex, expensive and time-consuming. While we believe we and our third-party manufacturers and suppliers have complied with these regulations in the past, and continue to do so on an ongoing basis, our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory approvals, product recalls, orders for repair, replacement or refund, customer notifications, termination of distribution, product seizures or civil penalties. In the most egregious cases, criminal sanctions or closure of our manufacturing facilities or those of our suppliers are possible. If we are required to shut down our manufacturing operations or recall any of our products, we may not be able to provide our customers with the quantity of products they require, and we could lose customers and suffer reduced revenue. If we are unable to obtain sufficient quantities of high quality products to meet customer demand on a timely basis, we could lose customers, our growth may be limited and our business could be harmed.

We are also subject to medical device reporting regulations that require us to report to the Food and Drug Administration if our products cause or contribute to a death or serious injury or if they malfunction. As of June 30, 2004, we have submitted 41 medical device reports. In 36 cases, a thrombus, or blood clot, was noticed at varying lengths of time after the Closure procedure was performed. In four cases, the patient developed a pulmonary embolism. In each of these cases the patients were successfully treated with appropriate drug therapies and the symptoms were no longer evident. We believe that none of these incidents were caused by design faults in the product. Our failure to comply with applicable regulatory requirements could result in enforcement action by the Food and Drug Administration, which may include any of the above sanctions. In addition, the identification of serious safety risks could result in product recall or withdrawal of our clearance or approval. The imposition of any one or more of these penalties could have a negative effect on our production, product sales and profitability.

Our third party component manufacturers may also be subject to the same sanctions and, as a result, may be unable to supply components for our products. Any failure to retain governmental clearances or approvals that we currently hold or to obtain additional similar clearances or approvals could prevent us from successfully marketing our products and technology and could harm our operating results. Furthermore, changes in the applicable governmental regulations could prevent further commercialization of our products and technologies and could harm our business.

We will spend considerable time and money complying with federal, state and foreign regulations and, if we are unable to fully comply with such regulations, we could face substantial penalties.

We are directly or indirectly through our customers, subject to extensive regulation by both the federal government and the states and foreign countries in which we conduct our business. The laws that directly or indirectly affect our ability to operate our business include, but are not limited to, the following:

•	The Federal Food, Drug, and Cosmetic Act, which regulates the design, testing, manufacture, labeling, marketing, distribution and sale of prescription drugs and medical devices;

•	state food and drug laws;

•	the federal Anti-Kickback Law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

•	Medicare laws and regulations that prescribe the requirements for coverage and payment, including the amount of such payment, and laws prohibiting false claims for reimbursement under Medicare and Medicaid;

•	the federal physician self-referral prohibition, commonly known as the Stark Law, which, in the absence of a statutory or regulatory exception, prohibits the referral of Medicare patients by a physician to an entity for the provision of certain designated healthcare services, if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship, including an ownership interest in, or a compensation arrangement with, the entity and also prohibits that entity from submitting a bill to a federal payor for services rendered pursuant to a prohibited referral;

•	state laws that prohibit the practice of medicine by non-physicians and fee-splitting arrangements between physicians and non-physicians, as well as state law equivalents to the Anti-Kickback Law and the Stark Law, which may not be limited to government reimbursed items; and

•	the Federal Trade Commission Act and similar laws regulating advertising and consumer protection.

If our past or present operations are found to be in violation of any of the laws described above or the other governmental regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. If we are required to obtain permits or licensure under these laws that we do not already possess, we may become subject to substantial additional regulation or incur significant expense. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Product sales or introductions may be delayed or canceled as a result of the Food and Drug Administration regulatory process, which could cause our sales or profitability to decline.

The process of obtaining and maintaining regulatory approvals and clearances to market a medical device from the Food and Drug Administration and similar regulatory authorities abroad can be costly and time consuming, and we cannot assure you that such approvals and clearances will be granted. Pursuant to Food and Drug Administration regulations, unless exempt, the Food and Drug Administration permits commercial distribution of a new medical device only after the device has received 510(k) clearance or is the subject of an approved premarket approval application. The Food and Drug Administration will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product is substantially equivalent to other 510(k)-cleared products. The premarket approval application process is more costly, lengthy and uncertain than the 510(k) process, and must be supported by extensive data, including data from preclinical studies and human clinical trials. Because we cannot assure you that any new products, or any product enhancements, that we develop will be subject to the shorter 510(k) clearance process, significant delays in the introduction of any new products or product enhancement may occur. We cannot assure you that the Food and Drug Administration will not require a new product or product enhancement go through the lengthy and expensive premarket approval application process.

Delays in obtaining regulatory clearances and approvals may:

•	delay or eliminate commercialization of products we develop;

•	require us to perform costly procedures;

•	diminish any competitive advantages that we may attain; and

•	reduce our ability to collect revenues or royalties.

Although we have obtained 510(k) clearance from the Food and Drug Administration to market the Closure system, we cannot assure you that the clearance of our Closure system will not be withdrawn or that we will not be required to obtain new clearances or approvals for modifications or improvements to our products.

Modifications to our Closure system may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearance or approvals are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a premarket approval application. The Food and Drug Administration requires every manufacturer to make this determination in the first instance, but the Food and Drug Administration may review any manufacturer’s decision. We have made modifications to elements of our Closure system for which we have not sought additional 510(k) clearance. The Food and Drug Administration may not agree with our decisions regarding whether new clearances or approvals are required. If the Food and Drug Administration disagrees with us, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the Food and Drug Administration determines, for any reason, that our products are not safe or effective. Delays in receipt or failure to receive clearances or approvals, the loss of previously received clearances or approvals, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. Accordingly, we may in the future pursue the acquisition of complementary businesses, products or technologies instead of developing them ourselves. We have no current commitments with respect to any acquisition or investment. We do not know if we will be able to successfully complete any acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

We sell the Closure system internationally and are subject to various risks relating to such international activities which could harm our international sales and profitability.

During the year ended December 31, 2003 and the six months ended June 30, 2004, 4% and 5%, respectively, of our net revenues were attributable to international markets. By doing business in international markets, we are exposed to risks separate and distinct from those we face in our domestic operations. Our international business may be adversely affected by changing economic conditions in foreign countries. Because most of our sales are currently denominated in U.S. dollars, if the value of the U.S. dollar increases relative to foreign currencies, our products could become more costly to the international consumer, and therefore less competitive in international markets, which could affect our profitability. Furthermore, while currently only a small percentage of our sales are denominated in non-U.S. currency, this percentage may increase in the future, in which case fluctuations in exchange rates could affect demand for our products. Engaging in international business inherently involves a number of other difficulties and risks, including:

•	export restrictions and controls relating to technology;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs of staffing and managing foreign operations; and

•	difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, lengthen our sales cycle and require significant management attention. We cannot assure you that one or more of these factors will not harm our business.

Our business may be harmed by a natural disaster, terrorist attacks or other unanticipated problems.

Our manufacturing and office facilities are located in a single building in San Jose, California. Despite precautions taken by us, a natural disaster such as fire or earthquake, a terrorist attack or other unanticipated problems at this building could interrupt our ability to manufacture our products or operate our business. These disasters or problems may also destroy our product inventories. While we carry insurance for certain natural disasters and business interruption, any prolonged or repeated disruption or inability to manufacture our products or operate our business could result in losses that exceed the amount of coverage provided by this insurance, and in such event could harm our business.

Our future capital needs are uncertain and we may need to raise additional funds in the future and such funds may not be available on acceptable terms, if at all.

We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our projected capital requirements for at least the next 12 months. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our manufacturing, marketing, sales and distribution efforts;

•	the rate of progress and cost of our research and development activities;

•	the costs of obtaining and maintaining Food and Drug Administration and other regulatory clearance of our products and products in development;

•	the effects of competing technological and market developments; and

•	the number and timing of acquisitions and other strategic transactions.

As a result of these factors, we may need to raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms, if at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

Risks Associated with this Offering

Securities analysts may not initiate coverage of our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business or the venous reflux market. If one or more of the analysts who elects to cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached in 2003 between the Securities and Exchange Commission, other regulatory agencies and a number of investment banks, has led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

Our common stock has no prior public market, and it is not possible to predict how our stock will perform after this offering.

Prior to this offering there has not been a public market for our common stock. An active trading market for our common stock may not develop following this offering. You may not be able sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the depth and liquidity of the market for our common stock;

•	volume and timing of orders for our products;

•	developments generally affecting medical device companies;

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	investor perceptions of us and our business, including changes in market valuations of medical device companies;

•	actions by institutional or other large stockholders;

•	our results of operations and financial performance; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and The NASDAQ National Market and the market for medical devices, in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expense and the diversion of management’s attention from our business.

You will incur immediate and substantial dilution in the net tangible book value of the stock you purchase.

The assumed initial public offering price is substantially higher than the prices paid for our common stock in the past. This is referred to as dilution. Accordingly, if you purchase common stock in the offering at the assumed initial offering price of $          per share, you will incur immediate dilution of approximately $           per share from the price you pay for our common stock. This dilution is due in large part to earlier investors in our company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately           % of the total amount we have raised to fund our operations but will own only approximately           % of our common stock. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, could result in further dilution to investors.

Our management will have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively.

We have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure of our management to apply the net proceeds of this offering effectively could harm our business, financial condition and results of operations.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Following the completion of this offering, based upon beneficial ownership as of June 30, 2004, our executive officers, directors and significant stockholders will directly or indirectly beneficially own or control approximately           % of our outstanding shares of common stock. These executive officers, directors and significant stockholders, acting as a group, will have substantial control over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. Some of these persons or entities may have interests different than yours. For example, these stockholders may delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders, or pursue strategies that are different from the wishes of other investors.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

In addition to the effect that the concentration of ownership by our officers, directors and significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that may enable our management to resist a change in control. These provisions may discourage, delay or prevent a change in the ownership of our company or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our amended and restated certificate of incorporation or amended and restated bylaws effective upon the completion of this offering, include:

•	our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	advance notice requirements for stockholders for nominations to serve on our board of directors or for proposals that can be acted upon at stockholder meetings;

•	our board will be classified so not all members of our board are elected at one time, which may make it more difficult for a person who acquires control of a majority of our outstanding voting stock to replace our directors;

•	stockholder action by written consent will be prohibited;

•	special meetings of the stockholders will be permitted to be called only by a majority of our board of directors, the chairman of our board of directors or our president;

•	stockholders will not be permitted to cumulate their votes for the election of directors;

•	newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors, even though less than a quorum is then in office;

•	our board of directors will be expressly authorized to modify, alter or repeal our bylaws; and

•	stockholders will be permitted to amend our bylaws only upon receiving at least 75% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. After this offering, we will have                      shares of common stock outstanding. All of the                      shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares outstanding upon the closing of this offering                      shares may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lock-up agreements.

Following this offering, existing stockholders holding an aggregate of shares of common stock, including shares of common stock underlying warrants, will have rights, subject to some conditions, that permit them to require us to file a registration statement with the Securities and Exchange Commission or include their shares in registration statements that we may file for ourselves or other stockholders. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

Promptly following this offering, we intend to register approximately 2,919,274 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of June 30, 2004, 2,501,352 shares were subject to outstanding options, of which approximately 1,355,345 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our former independent public accountant, Arthur Andersen LLP, has ceased operations and you may be unable to exercise effective remedies against it in any legal action.

Arthur Andersen LLP was our independent auditor for the years ended December 31, 1995 through 2001. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. On June 15, 2002, Arthur Andersen LLP ceased practicing before the Securities and Exchange Commission and substantially all of its personnel have left the firm, including the individuals responsible for auditing our audited financial statements for the year ended December 31, 2001 that are included in this prospectus. On November 11, 2002 we dismissed Arthur Andersen LLP and appointed PricewaterhouseCoopers LLP as our independent registered public accounting firm.

Arthur Andersen LLP has not reissued its audit report with respect to the audited financial statements included in this prospectus covered by such report. Furthermore, Arthur Andersen LLP has not consented to the inclusion or incorporation by reference of its audit report in the registration statement of which this prospectus forms a part or in any other filings we may make with the Securities and Exchange Commission. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to our audited financial statements that are included elsewhere in this prospectus, the registration statement of which this prospectus forms a part or any other filing we may make with the Securities and Exchange Commission, including any claim under Sections 11 and 12 of the Securities Act of 1933, as amended. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors or by us that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited financial statements. In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” and “Business” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of                      shares of common stock that we are selling in this offering will be approximately $           million based on an assumed initial public offering price of $           per share, the mid-point of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $           million. We will not receive any of the proceeds from the sale of shares by the selling stockholders. As of June 30, 2004, we had $11.4 million in cash and cash equivalents.

We currently estimate that we will use the net proceeds of this offering, together with our cash and cash equivalents on hand and cash generated from operations, to fund our operations, including:

•	approximately $20.0 million for sales and marketing activities;

•	approximately $6.0 million for clinical research and product development; and

•	the remainder for working capital and other general corporate purposes.

The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including future sales growth, if any, the amount of cash we generate from future operations, the actual expenses of operating our business, opportunities that may be or become available to us and the other factors described under “Risk Factors.” In addition, we will retain broad discretion in the allocation of the net proceeds of this offering. Should we determine to employ cash resources for the acquisition of complementary businesses, products or technologies, the amounts available for the purposes cited above may be significantly reduced. Although we evaluate strategic investments or potential acquisitions in the ordinary course of business, we have no specific understandings, commitments or agreements with respect to any acquisition or investment at this time.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table presents our cash and cash equivalents and our capitalization as of June 30, 2004:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (a) the automatic conversion of all outstanding shares of our preferred stock into 13,436,121 shares of common stock immediately prior to the completion of this offering, (b) the filing of our amended and restated certificate of incorporation and (c) the sale by us and the selling stockholders in this offering of shares of common stock at an assumed initial public offering price of $ per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the capitalization table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004

		Pro Forma
	Actual	As Adjusted

	(in thousands, except
	share and per share data)
Cash and cash equivalents	$11,382	$

Stockholders’ equity:
Convertible preferred stock, $0.001 par value per share; 50,000,000 shares authorized, 25,219,753 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	25		—
Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 15,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—		—
Common stock, $0.001 par value per share; 21,000,000 shares authorized, 2,050,235 shares issued and outstanding, actual; 85,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	2
Additional paid-in capital	60,370
Deferred stock compensation	(1,610)
Accumulated deficit	(43,182)

Total stockholders’ equity	15,605

Total capitalization	$15,605	$

The outstanding share information in the table above excludes, as of June 30, 2004:

•	2,501,352 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $1.47 per share as of June 30, 2004;

•	220,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $4.78 per share as of June 30, 2004; and

•	an aggregate of 217,922 shares of common stock available for future issuance under our 2000 Equity Incentive Plan as of June 30, 2004.

DILUTION

If you invest in our common stock, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our pro forma net tangible book value as of June 30, 2004, was $15.6 million, or $1.01 per share of outstanding common stock. Our pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on June 30, 2004 after giving effect to the automatic conversion of all of our outstanding shares of preferred stock into 13,436,121 shares of common stock immediately prior to the completion of this offering, as if the conversion had occurred on June 30, 2004.

After giving effect to the sale of the                      shares of our common stock offered by us in this offering at an assumed initial public offering price of $           per share, the mid-point of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2004 would have been approximately $          , or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution to new investors.

Assumed initial public offering price per share			$
Pro forma net tangible book value per share as of June 30, 2004		$1.01
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share as adjusted after this offering			$

Dilution per share to new investors in this offering			$

If the underwriters exercise their over-allotment option to purchase                     additional shares in this offering, our pro forma net tangible book value at June 30, 2004 will be $           million, or $           per share, representing an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors purchasing shares in this offering.

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2004, the differences between the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by (a) existing holders of our common stock outstanding as of June 30, 2004 and (b) new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the range on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated expenses payable by us.

	Shares Purchased		Total Consideration
						Average Price
	Number	Percent	Amount		Percent	Per Share

Existing stockholders	15,486,356	%		53,436,051	%	$3.45
New investors

Total		100.0%	$		100.0%

Assuming the exercise in full of all stock options and warrants outstanding and exercisable as of June 30, 2004, the average price per share paid by our existing stockholders would be reduced by $0.26 per share to

$3.19 per share and our pro forma net tangible book value per share as of June 30, 2004 would be $1.12 per share, representing an immediate increase in pro forma net tangible book value of $0.11 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $           per share to new investors in this offering.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders after the completion of the offering will be approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors after the completion of the offering will be , or approximately % of the total number of shares of our common stock outstanding after this offering.

The above discussion and tables are based on 15,486,356 shares of common stock outstanding as of June 30, 2004, and exclude:

•	2,501,352 shares of common stock issuable upon the exercise of outstanding stock options with a weighted-average exercise price of $1.47 per share as of June 30, 2004;

•	220,000 shares of common stock issuable upon the exercise of outstanding warrants with a weighted-average exercise price of $4.78 per share as of June 30, 2004; and

•	an aggregate of 217,922 shares of common stock available for future issuance under our 2000 Equity Incentive Plan as of June 30, 2004.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2002 and 2003, and the balance sheet data as of December 31, 2002 and 2003, are derived from our audited financial statements included elsewhere in this prospectus that were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The statements of operations data for the year ended December 31, 2001 are derived from our audited financial statements included elsewhere in this prospectus that were audited by Arthur Andersen LLP. The statements of operations data for the years ended December 31, 1999 and 2000, and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our financial statements that were audited by Arthur Andersen LLP and are not included in this prospectus. Arthur Andersen LLP has ceased operations. A copy of the report previously issued by Arthur Andersen LLP on our financial statements for the year ended December 31, 2001 is included elsewhere in this prospectus. Such report has not been reissued by Arthur Andersen LLP. The selected statements of operations data for the six months ended June 30, 2003 and 2004 and the balance sheet data as of June 30, 2004 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair statement of the results of those periods. The financial data for the six months ended June 30, 2004 are not necessarily indicative of our results to be expected for any future period.

						Six Months
						Ended
	Years Ended December 31,					June 30,

	1999	2000	2001	2002	2003	2003	2004

	(in thousands, except per share data)
Statements of Operations Data:
Net revenues	$483	$2,155	$5,564	$10,041	$21,838	$8,375	$16,864
Cost of revenues(1)	962	2,130	2,803	3,646	6,311	2,610	4,135

Gross profit	(479)	25	2,761	6,395	15,527	5,765	12,729

Operating expenses:
Sales and marketing(1)	2,315	4,233	5,705	7,728	11,997	5,054	7,463
Research and development(1)	2,622	2,387	2,534	2,156	3,676	1,537	2,440
General and administrative(1)	1,165	2,726	2,783	2,749	2,609	1,325	1,927

Total operating expenses	6,102	9,346	11,022	12,633	18,282	7,916	11,830

Income (loss) from operations	(6,581)	(9,321)	(8,261)	(6,238)	(2,755)	(2,151)	899
Interest income (expense) and other, net	337	298	(240)	283	171	107	53

Income (loss) before income taxes	(6,244)	(9,023)	(8,501)	(5,955)	(2,584)	(2,044)	952
Provision for income taxes	—	—	—	—	—	—	(95)

Net income (loss)	$(6,244)	$(9,023)	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857

Basic net income (loss) per share	$(4.38)	$(5.36)	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.06

Diluted net income (loss) per share	$(4.38)	$(5.36)	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.05

Shares used in computing basic net income (loss) per share	1,426	1,684	1,845	1,918	1,976	1,971	15,448

Shares used in computing diluted net income (loss) per share	1,426	1,684	1,845	1,918	1,976	1,971	17,020

Pro forma net income (loss) per share — basic(2)					$(0.17)		$0.06

Pro forma net income (loss) per share — diluted(2)					$(0.17)		$0.05

Shares used in computing pro forma net income (loss) per share — basic(2)					15,398		15,448

Shares used in computing pro forma diluted net income (loss) per share — diluted(2)					15,398		17,020

(1)	Includes charges for amortization of deferred stock-based compensation in the following amounts:

Cost of revenues	$23	$164	$117	$51	$56	$32	$38
Sales and marketing	82	290	594	342	257	145	219
Research and development	56	249	285	160	89	50	39
General and administrative	5	302	476	278	146	83	149

Total	$166	$1,005	$1,472	$831	$548	$310	$445

(2)	See Note 12 of the notes to our financial statements for a description of the method used to compute pro forma basic and diluted net income (loss) per share and shares used in computing pro forma basic and diluted net income (loss) per share.

	As of December 31,					As of June 30,

	1999	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,916	$2,805	$17,376	$12,601	$11,711	$11,382
Working capital	10,478	2,543	19,141	14,530	12,713	14,009
Total assets	11,895	4,576	22,442	17,885	17,789	19,478
Total debt	1,135	518	—	—	—	—
Total accumulated deficit	(17,976)	(26,999)	(35,500)	(41,455)	(44,039)	(43,182)
Total stockholders’ equity	$10,256	$3,026	$21,299	$16,214	$14,241	$15,605

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of our operations in conjunction with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere.

Business Overview

We are a leading provider of medical devices for the minimally invasive treatment of venous reflux disease. Venous reflux disease, a progressive condition caused by incompetent vein valves, is characterized by the poor return of blood from the legs to the heart. The disease results in symptoms such as leg pain, swelling, fatigue, skin ulcers and painful varicose veins. Our primary product line, the Closure system, consists of a proprietary radio-frequency, or RF, generator and proprietary disposable endovenous catheters to close diseased veins through the application of temperature-controlled RF energy. We estimate that in excess of 60,000 patients have been treated using our Closure system since 1999, with approximately 18,000 of these patients treated in the first half of 2004.

Since our inception in January 1995, we have focused on the development of minimally invasive treatments for venous reflux disease. Until 1999, our operations consisted primarily of start-up activities, including the development of our Closure system, recruiting personnel and raising capital. We launched commercial sales of the Closure system in Europe in late 1998 and in the United States in late 1999.

For the six months ended June 30, 2004, we generated net revenues of $16.9 million and net income of $857,000. As of June 30, 2004, we have incurred cumulative losses of approximately $43.2 million. From inception to September 30, 2003 we were not profitable. In the last quarter of 2003 and each of the first two quarters of 2004 we were profitable. We market the Closure system through a direct sales organization in the United States and our Closure procedure is covered by the policies of over 90 health insurers, representing over 160 million covered lives in the United States. We market the Closure system in selected international markets primarily through distributors.

We manufacture, package and label our disposable catheters and outsource the manufacture of our RF generators and accessory packs. Our net revenues are derived from the sale of disposable catheters, RF generators and accessory products, which comprised 75%, 21% and 4% of our net revenues, respectively, in the first six months of 2004. We expect that the percentage of net revenues derived from the sales of disposable catheters and RF generators will remain relatively constant during the next 12 months.

We have a diverse customer base of hospitals, physicians and physician groups, with no one customer accounting for 5% or more of our net revenues in the years ended December 31, 2001, 2002 and 2003 or the first six months of 2004. Our customers are reimbursed by governmental and third-party payors, and that reimbursement is subject to periodic review and adjustment.

Financial Operations Overview

Net Revenues. Our net revenues are derived primarily from the sale of disposable endovenous catheters and RF generators. Our large installed base of RF generators facilitates a recurring revenue stream from the sale of disposable catheters. In addition, we derive a small portion of our revenues from the sale of accessory products.

Cost of Revenues. Our cost of revenues represents the cost of materials, overhead, direct labor and delivery charges associated with the manufacture of disposable catheters, the purchase and delivery of RF generators, the purchase and delivery of accessory products, depreciation and amortization of deferred stock-based compensation.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of marketing personnel compensation, sales force incentive compensation, travel, promotional materials, advertising, patient education materials, other expenses incurred to provide reimbursement services and clinical training and amortization of deferred stock-based compensation.

Research and Development Expenses. Research and development expenses consist primarily of personnel expenses, supplies, materials and expenses associated with product development, expenses associated with preclinical and clinical studies, legal fees for the protection of intellectual property and amortization of deferred stock-based compensation.

General and Administrative Expenses. General and administrative expenses consist primarily of personnel expenses for accounting, human resources, information technology and corporate administration, legal fees, accounting fees, facilities expenses and amortization of deferred stock-based compensation.

Results of Operations

The following table sets forth our results of operations, expressed as percentages of revenues, for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004.

				Six Months
				Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	50.4	36.3	28.9	31.2	24.5

Gross profit	49.6	63.7	71.1	68.8	75.5
Operating expenses:
Sales and marketing	102.5	77.0	54.9	60.3	44.3
Research and development	45.6	21.4	16.8	18.4	14.5
General and administrative	50.0	27.4	12.0	15.8	11.4

Total operating expenses	198.1	125.8	83.7	94.5	70.2
Income (loss) from operations	(148.5)	(62.1)	(12.6)	(25.7)	5.3
Interest income (expense) and other, net	(4.3)	2.8	0.8	1.3	0.3

Income (loss) before income taxes	(152.8)	(59.3)	(11.8)	(24.4)	5.6
Provision for income taxes	—	—	—	—	(0.6)

Net income (loss)	(152.8)%	(59.3)%	(11.8)%	(24.4)%	5.0%

Six Months Ended June 30, 2003, Compared to the Six Months Ended June 30, 2004

Net Revenues. Net revenues increased $8.5 million, from $8.4 million in the first six months of 2003 to $16.9 million in the first six months of 2004. The increase was due primarily to an increase in the number of disposable catheters and RF generators sold in the United States. During the first six months of 2004, we shipped products to 549 customers in the United States compared to 328 customers during the same period in 2003. Disposable catheters represented 72%, RF generators represented 24% and accessories represented 4% of net revenues in the first six months of 2003. In comparison, disposable catheters represented 75%, RF generators represented 21% and accessories represented 4% of net revenues in the first six months of 2004. International sales represented 5% of net revenues during the each of the first six months of 2003 and 2004. We anticipate that international sales will remain at approximately 5% of net revenues for the next 12 months.

Gross Profit. Cost of revenues increased $1.5 million, from $2.6 million in the first six months of 2003 to $4.1 million in the first six months of 2004. The increase was attributable primarily to the increased number of disposable catheter and RF generator units sold, partially offset by lower direct material, labor and overhead costs per unit in the production of disposable catheters. The gross profit for the first six months of 2003 was $5.8 million, or 69% of net revenues, compared to $12.7 million, or 75% of net revenues, for the same period in 2004. The improved gross profit margin percentage in 2004 primarily resulted from our allocation of manufacturing overhead over a greater number of units produced, as well as reduced direct costs of production. We expect our gross profit as a percent of revenue to remain relatively consistent in the near term.

Sales and Marketing Expenses. Sales and marketing expenses increased $2.4 million, from $5.1 million in the first six months of 2003 to $7.5 million in the first six months of 2004. The increase was primarily attributable to increases from the addition of new employees to our direct sales organization of $1.2 million, marketing activities of $600,000, international sales and marketing of $350,000 and other direct sales expenses of $250,000. Sales and marketing expense as a percentage of revenues decreased from 60% in the first six months of 2003 to 44% in the first six months of 2004. We expect sales and marketing expenses will continue to increase in absolute dollars as we increase our direct sales organization, expand our international distribution network and engage in activities to support and promote increased product sales.

Research and Development Expenses. Research and development expenses increased $900,000, from $1.5 million in the first six months of 2003 to $2.4 million in the first six months of 2004. The increase resulted primarily from additional product development efforts of $740,000 and an increase in clinical research associated with the Closure system of $160,000. Research and development expense as a percentage of revenues decreased from 18% in the first six months of 2003 to 15% in the first six months of 2004. We expect research and development expenses to increase in absolute dollars due to the development of new products and enhancements to current products. In addition, we expect to engage in clinical studies related to our existing and new products.

General and Administrative Expenses. General and administrative expenses increased $600,000, from $1.3 million in the first six months of 2003 to $1.9 million in the first six months of 2004. This increase was primarily due to increased personnel expenses of $160,000, increased professional services fees of $210,000, increased information technology expenses of $90,000 and increased facilities-related expenses of $70,000 to support our operations. Deferred stock-based compensation expense attributable to general and administrative increased $66,000 in the first six months of 2004. We expect general and administrative expenses will increase as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company.

Interest Income (Expense) and Other, Net. Interest income (expense) and other, net, decreased $54,000, from $107,000 in the first six months of 2003 to $53,000 in the first six months of 2004. The decrease was primarily a result of lower interest rates earned from our interest-bearing accounts and lower average cash balances in the first six months of 2004 compared to the same period in 2003.

Provision for Income Taxes. We incurred income tax expense of $95,000 in the first six months of 2004 as a result of having taxable income during this period. We did not incur any income tax expense during the same period in 2003, since we did not have taxable income. The income tax benefit incurred from the loss of $2.0 million during the first six months of 2003 was fully reserved by our valuation allowance. We expect our effective tax rates to continue at 10% for the next six months. The Company experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, in March of 1999 that limited approximately $11.7 million of net operating loss carryforwards to an annual limitation of approximately $3.3 million.

Years Ended December 31, 2001, 2002 and 2003

Net Revenues. Net revenues increased $4.4 million, from $5.6 million in 2001 to $10.0 million in 2002. Net revenues increased $11.8 million, from $10.0 million in 2002 to $21.8 million in 2003. The increases in 2002 and 2003 were primarily due to an increase in the number of disposable catheters and RF generators sold as a result of our increased direct selling and marketing efforts in the United States. During 2001, we shipped products to 157 customers in the United States, compared to 276 customers in 2002 and 486 customers in 2003. Disposable catheters represented 69%, RF generators represented 30% and accessories represented 1% of net revenues in 2001, compared to 67% for disposable catheters, 31% for RF generators and 2% for accessories in 2002, and 72% for disposable catheters, 24% for RF generators and 4% for accessories in 2003. International sales accounted for 13% of net revenues in 2001 compared to 6% of net revenues in 2002 and 4% of net revenues in 2003. The percent of net revenues from international sales decreased in 2002 from 2001 as our sales in the United States grew substantially faster than our international sales.

Gross Profit. Cost of revenues increased $800,000, from $2.8 million in 2001 to $3.6 million in 2002. Cost of revenues increased $2.7 million, from $3.6 million in 2002 to $6.3 million in 2002. The increases in 2002 and 2003 were primarily due to the increased number of disposable catheters and RF generators sold, partially offset by lower direct material, labor and overhead costs per unit in the production of disposable catheters. Gross profit in 2001 was $2.8 million, or 50% of net revenues, compared to $6.4 million, or 64% of net revenues in 2002 and $15.5 million, or 71% of net revenues in 2003. The increases in gross profit margin percentage in 2001, 2002 and 2003 were primarily due to the allocation of manufacturing overhead over a greater number of units produced, as well as reduced direct costs of production per unit of our disposable catheters.

Sales and Marketing Expenses. Sales and marketing expenses increased $2.0 million, from $5.7 million in 2001 to $7.7 million in 2002. Sales and marketing expenses increased $4.3 million, from $7.7 million in 2002 to $12.0 million in 2003. The increase in 2002 was primarily due to increased payroll expenses of $1.3 million incurred in connection with the addition of employees to our direct sales organization and $700,000 of travel and support expenses for our direct sales organization. The increase in 2003 was primarily due to increased payroll and related expenses of $2.6 million incurred in connection with the addition of employees to our direct sales organization, increased customer service and product promotion expenses of $1.0 million and increased international sales and marketing expenses of $700,000.

Research and Development Expenses. Research and development expenses decreased $300,000, from $2.5 million in 2001 to $2.2 million in 2002. Research and development expenses increased $1.5 million, from $2.2 million in 2002 to $3.7 million in 2003. The decrease in 2002 was primarily due to decreased patent-related legal fees of $160,000, decreased product development expenses of $90,000 and decreased clinical study expenses of $50,000. The increase in 2003 was primarily due to increased new product development expenses of $1.3 million and clinical study expenses of $200,000.

General and Administrative Expenses. General and administrative expenses decreased $34,000, from $2.8 million in 2001 to $2.7 million in 2002. General and administrative expenses decreased $140,000, from $2.7 million in 2002 to $2.6 million in 2003. The decrease in 2002 was primarily due to a decrease in deferred stock-based compensation expenses of $198,000, partially offset by an increase in provision for bad debt expense of $140,000 and $24,000 in other administrative expenses. The decrease in 2003 was primarily due to a decrease in deferred stock-based compensation expenses of $132,000.

Interest Income (Expense) and Other, Net. Interest income (expense) and other, net, increased $523,000, from ($240,000) to $283,000 in 2002, due to a decrease in interest expense of $534,000 that resulted from a loan repayment in August 2001, offset by a decrease in interest income of $11,000. Interest income (expense) and other, net decreased $112,000, from $283,000 in 2002 to $171,000 in 2003. The decrease in 2003 was primarily due to lower interest rates earned on our interest-bearing accounts and to a lesser extent decreased average cash balances in 2003.

Seasonality and Quarterly Results

The following tables present our operating results expressed in dollars and as a percent of revenues for each of our prior ten quarters ending June 30, 2004. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus. These operating results are not necessarily indicative of results for any future period.

	Quarter Ended

	Mar. ’02	June ’02	Sept. ’02	Dec. ’02	Mar. ’03	June ’03	Sept. ’03	Dec. ’03	Mar. ’04	June ’04

	(in thousands)
Net revenues	$1,571	$2,163	$2,514	$3,793	$3,760	$4,615	$5,978	$7,485	$7,634	$9,230
Cost of revenues(1)	685	780	916	1,265	1,150	1,460	1,756	1,945	1,850	2,285

Gross profit	886	1,383	1,598	2,528	2,610	3,155	4,222	5,540	5,784	6,945
Total operating expenses(1)	2,774	3,289	3,088	3,482	3,644	4,272	4,791	5,574	5,387	6,443
Income (loss) from operations	(1,888)	(1,906)	(1,490)	(954)	(1,034)	(1,117)	(569)	(34)	397	502
Interest income (expense) and other, net	83	87	63	50	57	50	25	38	32	21

Income (loss) before income taxes	(1,805)	(1,819)	(1,427)	(904)	(977)	(1,067)	(544)	4	429	523
Provision for income taxes	—	—	—	—	—	—	—	—	(43)	(52)

Net income (loss)	$(1,805)	$(1,819)	$(1,427)	$(904)	$(977)	$(1,067)	$(544)	$4	$386	$471

(1)Includes charges for amortization of deferred stock-based compensation in the following amounts:

Cost of revenues	$12	$14	$13	$12	$17	$15	$14	$10	$14	$24
Operating expenses	190	211	193	186	143	135	120	93	134	273

Total	$202	$225	$206	$198	$160	$150	$134	$103	$148	$297

	Quarter Ended

	Mar. ’02	June ’02	Sept. ’02	Dec. ’02	Mar. ’03	June ’03	Sept. ’03	Dec. ’03	Mar. ’04	June ’04

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	43.6	36.1	36.4	33.3	30.6	31.6	29.4	26.0	24.2	24.8

Gross profit	56.4	63.9	63.6	66.7	69.4	68.4	70.6	74.0	75.8	75.2
Total operating expenses	176.6	152.1	122.8	91.8	96.9	92.6	80.1	74.5	70.6	69.8
Income (loss) from operations	(120.2)	(88.1)	(59.3)	(25.1)	(27.5)	(24.2)	(9.5)	(0.5)	5.2	5.4
Interest income (expense) and other, net	5.3	4.0	2.5	1.3	1.5	1.1	0.4	0.5	0.4	0.2

Income (loss) before income taxes	(114.9)	(84.1)	(56.8)	(23.8)	(26.0)	(23.1)	(9.1)	0.1	5.6	5.7
Provision for income taxes	—	—	—	—	—	—	—	—	(0.6)	(0.6)

Net income (loss)	(114.9)%	(84.1)%	(56.8)%	(23.8)%	(26.0)%	(23.1)%	(9.1)%	0.1%	5.0%	5.1%

Historically, we have experienced lower sales or lower sales growth during the first three months of the year, compared to other quarters during the prior year. We believe this seasonality occurs as a result of a lower number of Closure procedures scheduled during the December holiday period and early in the first calendar quarter of the year.

Liquidity and Capital Resources

	December 31,
				June 30,
	2001	2002	2003	2004

	(in thousands)
Cash and cash equivalents	$17,376	$12,601	$11,711	$11,382

Working capital	19,141	14,530	12,713	14,009

Net cash used in operating activities	(8,528)	(4,651)	(680)	(113)

Net cash used in investing activities	(1,346)	(163)	(238)	(278)

Net cash provided by financing activities	24,445	39	28	62

We incurred net losses from inception through September 30, 2003 of $44.1 million and have been profitable in each subsequent quarter. We currently invest our cash and cash equivalents in a large money market fund consisting of debt instruments of the U.S. government, its agencies and high-quality corporate issuers. Since inception, we have financed our operations primarily through private sales of $53.2 million of convertible preferred stock and common stock, a $5.0 million bridge loan and a term debt issuance of $2.0 million. We repaid the bridge loan and the term loan in full in August 2001.

Net cash used in operating activities was ($113,000) in the first six months of 2004. Net cash used in operating activities was ($8.5) million, ($4.7) million and ($680,000) for the years ended 2001, 2002 and 2003, respectively. Cash used in operating activities was attributable primarily to net income or losses after adjustment for non-cash depreciation and amortization charges and increases in accounts receivable and inventory associated with higher revenues, partially offset by increased accounts payable balances. While inventory has generally increased since the beginning of 2001, there was a decrease in inventory of approximately $608,000 from December 31, 2002 to December 31, 2003. This decrease was the result of stronger than expected product demand coinciding with the introduction of a new model of disposable catheter product during that period that replaced the earlier model.

Net cash used in investing activities was ($278,000) in the first six months of 2004. Net cash used in investing activities was ($1.3) million, ($163,000) and ($238,000) for the years ended 2001, 2002 and 2003, respectively. For each of these periods, cash used in investing activities reflected purchases of property and equipment, primarily for research and development, information technology, manufacturing operations and capital improvements to our facilities.

Net cash provided by financing activities was $62,000 in the first six months of 2004. Net cash provided by financing activities was $39,000 in 2002 and $28,000 in 2003. These amounts primarily reflect proceeds received upon the exercise of stock options. Net cash provided by financing activities was $24.4 million in 2001, primarily from the issuance of our Series E convertible preferred stock of $25.0 million, net of issuance costs, partially offset by the repayment of an outstanding term note.

Off-Balance Sheet Liabilities

We did not have any off-balance sheet liabilities as of June 30, 2004.

Contractual Obligations and Capital Expenditure Requirements

The following table summarizes our contractual obligations as of December 31, 2003:

	Payments due by period

		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years

	(in thousands)
Operating lease obligations	$2,467	$679	$1,435	$353	$—

Purchase obligations	542	542	—	—	—

Total	$3,009	$1,221	$1,435	$353	$—

There has been no material change in these obligations through June 30, 2004.

Our future capital requirements depend on numerous forward-looking factors. These factors include and are not limited to the following: the revenues generated by sales of our products; the costs associated with expanding our manufacturing, marketing, sales and distribution efforts; the rate of progress and cost of our research and development activities; the costs of obtaining and maintaining Food and Drug Administration and other regulatory clearances of our products and products in development; the effects of competing technological and market developments; and the number and timing of acquisitions and other strategic transactions.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents, and cash we expect to generate from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, we may require additional funds in order to further develop the marketplace, complete clinical studies and deliver new products to our customers. We may seek financing of future cash needs through the sale of equity securities and debt. We cannot assure you that additional financing will be available when needed or that, if available, such financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our business operations or may adversely affect our ability to operate as a going concern. If additional funds are obtained by issuing equity or debt securities, substantial dilution to existing stockholders may result.

Quantitative and Qualitative Disclosures About Market Risk

To date, substantially all of our sales have been denominated in U.S. dollars. Approximately 1% of total sales have been denominated in currencies other than U.S. dollars. Accordingly, we believe that there is currently no material exposure to risk from changes in foreign currency exchange rates.

Our exposure to interest rate risk at June 30, 2004 is related to our investment of our excess cash and cash equivalents in debt instruments of the U.S. government and its agencies, in high-quality corporate issuers, via a large money market fund. This fund maintains an average investment maturity of 90 days or less. Due to the short-term nature of these investments, we believe that there is currently no material exposure to interest rate risk arising from our investments.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis we re-evaluate our judgments and estimates, including those related to doubtful accounts, income taxes and loss contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our belief of what could occur in the future considering available information, including assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition. We recognize revenues in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition.” SAB No. 104 requires that four basic criteria must be met before revenues can be recognized: (1) persuasive evidence of an arrangement exists; (2) shipment has occurred; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

We generally use contracts and customer purchase orders to determine the existence of an arrangement. We use shipping documents and third-party proof of delivery to verify delivery. We assess whether the fee is fixed or determinable based on the terms of the agreement associated with the transaction. In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection is not reasonably assured, we would defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Our return policy allows customers to return unused products for a period of 30 days, subject to restocking fees. We make provisions for estimated returns and allowances based on historical levels. To date, returns and allowances have been insignificant. If actual returns and allowances were to deviate significantly from our estimates, our revenues could be adversely affected.

Valuation of Inventory. We value our inventory at the lower of cost or market. We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical demand and assumptions about future demand for our products and market conditions. The allowance is measured as the difference between the current cost of the inventory and estimated market value and is charged to the provision for inventory obsolescence, which is a component of our cost of revenues. At the point of recognition of the loss, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology, we could be required to increase our inventory allowance and our gross profit could be adversely affected.

Our inventory balance, net of reserves, was $871,000 at December 31, 2003, compared to $1.5 million at December 31, 2002. Our inventory allowances at December 31, 2003, were $51,000, compared with $67,000 at December 31, 2001. Our provision for inventory was $148,000, $115,000, and $285,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Warranty Costs. At the time we recognize revenues, we establish an accrual for estimated warranty expense associated with revenues, recorded as a component of cost of revenues. We offer a one-year limited warranty on our RF generator which is included in the sales price of the generator. Our estimate of costs to service our warranty obligations is based upon the number of units sold, historical and anticipated cost per claim and rates of warranty claims. We primarily estimate material costs based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Our service agreement with our RF generator manufacturer provides us with a one-year warranty from the date of shipment to us on all generators supplied. As such, our warranty expense is only required to cover those expenses not covered by our service agreement. If we experience an increase in warranty claims compared with our historical experience, or if costs of servicing warranty claims are greater than the expectations on which the accrual has been based, our gross profit could be adversely affected.

The liability for product warranties, included as other accrued liabilities was $23,000 as of June 30, 2004. The warranty expense incurred during the years ended December 31, 2003, 2002 and 2001 was $37,000 and $45,000 and $16,000, respectively.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance based on the aging of account balances, collection history, credit quality of the customer and current economic conditions that may affect a customer’s ability to pay.

We generally maintain a diverse customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the healthcare industry were to deteriorate, resulting in an impairment of our customers’ ability to make payments, significant additional allowances could be required. Additionally, if a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our financial results.

Our accounts receivable balance, net of allowance for doubtful accounts, was $3.3 million as of December 31, 2003, compared to $1.8 million as of December 31, 2002. The allowance for doubtful accounts at December 31, 2003, was $192,000 compared to $164,000 at December 31, 2002. Our provision/(benefit) for doubtful accounts was $42,000, $189,000, and ($40,000) for the years ended December 31, 2003, 2002, and 2001, respectively.

Income Taxes. We account for income taxes under the liability method. Under this method, we determine deferred tax assets and liabilities at the balance sheet date based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses and gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in our financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount on the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and unless we believe that recovery is more likely than not, we must establish a valuation allowance to reduce the deferred tax assets to the amounts expected to be realized.

As part of the process of preparing our financial statements, we are required to estimate our income taxes. This process involves estimating our current tax liability, together with assessing temporary differences that may result in deferred tax assets. Our effective tax rates differ from the statutory rates due to the impact of net operating loss carryforwards, research and experimentation tax credits, state taxes and the tax impact of non-U.S. operations. Because we have had a history of net losses from inception through December 31, 2003, recovery of the deferred tax assets is in doubt and we have established a valuation allowance against the entire balance of the deferred tax assets. If we are able to demonstrate consistent profitability in the future, and we are able to establish that recovery is more likely than not, we would reduce the valuation allowance at a future date.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets or liabilities or changes in tax laws or interpretations thereof. In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities; however, we are not currently under audit by any taxing jurisdiction. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

At December 31, 2003, we had federal net operating loss carryforwards of approximately $36.9 million and state net operating loss carryforwards of approximately $21.4 million available to reduce future taxable income. The federal net operating loss carryforwards expire in various periods through 2022 and the state net operating loss carryforwards expire in various periods through 2012. We have federal and state research tax credit carryforwards of approximately $900,000 and $850,000, respectively. The federal research credits expire in various periods through 2022 and the state research credits can be carried forward indefinitely. The amounts of and the benefits from net operating loss and credit carryforwards may be impaired in some circumstances. Events which may cause such limitations include, but are not limited to, sale of equity securities and other changes in ownership. We have provided a full valuation allowance on the deferred tax asset associated with the net operating loss and credit carryforwards because of the uncertainty regarding realization of tax benefits.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation. Any ownership changes, as defined, may restrict utilization of carryforwards. We experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, in March of 1999 that limited approximately $11.7 million of net operating loss carryforwards to an annual limitation of approximately $3.3 million.

For the six months ended June 30, 2004 and the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively, we recorded an income tax provision (benefit) of approximately $95,000, ($1.4 million), ($1.6 million) and ($2.3 million), respectively.

Deferred Compensation. We account for deferred stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. Our board of directors determined the fair value of our common stock on the date of grant based upon several factors, including progress and milestones attained in our business, sales of convertible preferred stock, changes in valuations of existing comparable public companies and the expected valuation we might obtain in an initial public offering.

We award a limited number of stock options and warrants to non-employees. We account for deferred stock-based expense from options and warrants issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Pronouncement No. 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” For these options and warrants, we recognize the deferred stock-based expense over the service period of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model.

We amortize deferred stock-based compensation on the accelerated vesting method over the vesting periods of the stock options, which is generally four years. The accelerated vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. From inception through June 30, 2004, we have recorded $3.9 million of deferred stock-based compensation and amortized $2.3 million of deferred stock-based compensation expense. At June 30, 2004, we had a total of $1.6 million remaining to be amortized over the vesting periods of the stock options. We expect our deferred stock-based compensation expense to be $496,000 for the remainder of 2004 and $626,000, $324,000, $142,000 and $22,000 in 2005, 2006, 2007 and 2008, respectively. Deferred stock-based compensation will be reduced for future periods to the extent that options are terminated prior to full vesting.

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position, cash flows or results of operations.

On December 17, 2003, the SEC issued SAB No. 104, “Revenue Recognition,” which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers, (the FAQ), issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated in SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material effect on our financial position, cash flows or results of operations.

In March 2004, the EITF reached a consensus on issue No. 03-06, (EITF 03-06), “Participating Securities and the Two — Class Method under FASB Statement No. 128, Earnings per Share.” SFAS No. 128 provides guidance on the calculation and disclosure of earnings per share, or EPS, including the use of the two-class method for determining EPS when a company has participating securities. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. In accordance with the adoption of EITF 03-06 we included our weighted average participating convertible preferred shares outstanding in our calculation of basic earnings per share for the six months ended June 30, 2004.

Change In Independent Accountants

On January 7, 2003, we engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm to replace Arthur Andersen LLP, who we dismissed as our independent accountants effective November 11, 2002. The decision to change accountants was approved by the audit committee of our board of directors.

The reports of Arthur Andersen LLP on our financial statements for the years ended December 31, 1999 and December 31, 2000, which are not included herein and are not part of the registration statement and the report for the year ended December 31, 2001, which is included herein and is part of the registration statement, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of our financial statements for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 and in the subsequent interim period preceding the dismissal of Arthur Andersen LLP, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Arthur Andersen LLP would have caused Arthur Andersen LLP to make a reference to the matter in their report. During the two most recent fiscal years and subsequent interim period preceding the dismissal of Arthur Andersen LLP, we have not been advised of any matters described in Regulation S-K, Item 304(a)(1)(v) of the Securities Act.

Prior to engaging PricewaterhouseCoopers LLP as our new independent registered public accounting firm:

•	we did not request any advice from PricewaterhouseCoopers LLP regarding any matter related to accounting practice or accounting principles; and

•	we did not consult with PricewaterhouseCoopers LLP regarding the type of audit opinion that might be rendered by them or items that were or should have been subject to the AICPA’s Statement on Auditing Standards No. 50, “Reports on the Application of Accounting Principles.”

BUSINESS

Overview

We are a leading provider of medical devices for the minimally invasive treatment of venous reflux disease. Venous reflux disease, a progressive condition caused by incompetent vein valves, is characterized by the poor return of blood from the legs to the heart. The disease results in symptoms such as leg pain, swelling, fatigue, skin ulcers and painful varicose veins. Our primary product line, the Closure system, consists of a proprietary RF generator and proprietary disposable endovenous catheters to close diseased veins through the application of temperature-controlled RF energy. We estimate that in excess of 60,000 patients have been treated using our Closure system since 1999, with approximately 18,000 of these patients treated in the first half of 2004.

Published population studies indicate that approximately 25 million people in the United States and 40 million people in Western Europe suffer from symptomatic venous reflux disease and experience painful symptoms. Due to the pain and discomfort of the condition, venous reflux disease can be disabling and have a significant impact on quality of life by disrupting physical, social and professional activities. We believe that the large prevalence of venous reflux disease and the limitations of other available treatments have created a significant opportunity for our Closure system.

Treatment for symptomatic venous reflux disease often begins with conservative therapy such as compression stockings or leg elevation to temporarily relieve symptoms. Patients may also receive treatments for the cosmetic signs of venous reflux disease such as visible varicose veins. None of these treatments, however, address the underlying cause of the disease. They may alleviate, but do not eliminate, symptoms such as leg pain or swelling, and the cosmetic signs of the disease frequently recur. For patients with more advanced stages of the disease who seek long-term relief from symptoms, treatment often involves removing a patient’s diseased saphenous vein from the circulatory system. Historically, open surgery, such as vein stripping and ligation, has been the standard of care, but it is traumatic and can result in significant post-operative pain and extended recuperation. We believe that physicians and patients are seeking minimally invasive alternatives to surgery that effectively treat venous reflux and painful varicose veins.

We believe our Closure system represents a significant advance over vein stripping and also provides significant advantages over minimally invasive treatments that use laser energy to treat the vein in a procedure referred to as endovenous laser ablation, or EVL. Our Closure procedure effectively treats venous reflux disease and painful varicose veins, is minimally invasive, can be used in an outpatient or physician office setting and allows patients to quickly resume normal activities. Moreover, our Closure procedure is supported by a significant amount of clinical data. We sponsored a randomized trial that compared the Closure procedure to vein stripping, and found the Closure procedure to be as effective as vein stripping at two years following treatment, with fewer side effects and faster recovery. In an independent comparative study of the Closure system versus EVL, patients’ legs treated with the Closure procedure exhibited significantly better results, as demonstrated by higher rates of vein occlusion, less bruising and less post-operative pain.

The Closure procedure is accepted by the policies of over 90 health insurers, representing over 160 million covered lives in the United States. We sell the Closure system in the United States through our 44 person direct sales organization and market the closure system in selected international markets primarily through distributors.

Venous Reflux Disease

Healthy leg veins contain valves that allow blood to move in one direction from the lower limbs towards the heart. These valves open when blood is flowing toward the heart, and close to prevent venous reflux, or the backward flow of blood. When veins weaken and become enlarged, their valves cannot close properly, leading to venous reflux and impaired drainage of venous blood from the legs. This causes blood to pool in the leg veins and venous blood pressure to increase. The pooling and increase in venous pressure leads to pain, swelling and varicose veins.

The following is a depiction of the leg vein system and diseased and healthy vein valves.

Venous reflux is most common in the superficial veins. The largest superficial vein is the great saphenous vein, which runs from the top of the foot to the groin, where it attaches to a deep vein. A primary goal of treating symptomatic venous reflux is to eliminate the reflux at its source, usually the great saphenous vein. If a diseased vein is either closed or removed, blood automatically reroutes into other veins without any known negative consequences to the patient.

Venous reflux can be classified as either asymptomatic or symptomatic, depending on the degree of severity. Asymptomatic venous reflux generally involves spider veins or painless varicose veins for which treatment is not a medical necessity. However, these patients often still seek treatment to address the cosmetic conditions. Venous reflux disease in patients with cosmetic signs can progress to more advanced stages and become symptomatic.

Symptomatic venous reflux disease is a more advanced stage of the disease and can have a profound impact on the patient’s quality of life. Persons with symptomatic venous reflux disease are more likely to seek treatment due to a combination of symptoms and signs. The symptoms and signs of venous reflux disease may include:

•	leg pain and swelling;

•	leg heaviness and fatigue;

•	painful varicose veins;

•	skin changes such as discoloration or inflammation; and

•	open skin ulcers.

Based on the large prevalence of the disease and its potentially debilitating outcomes, the economic impact of venous reflux is significant. A study we commissioned estimated that approximately two million work days are lost annually in the United States as a result of symptomatic venous reflux.

Factors that contribute to venous reflux disease include female gender, heredity, obesity, lack of physical activity, multiple pregnancies, age, past history of blood clots in the legs and professions that involve long periods of standing. According to population studies, varicose veins, a common indicator of venous reflux disease, affect up to 15% of adult men and up to 25% of adult women. Our clinical registry of over 1,000 patients shows that the average age of patients treated with the Closure procedure is 48 and that over 75% of the patients are women.

Market Opportunity

We believe that the market opportunity for the treatment of venous reflux disease is large and underserved. Based on published population studies, approximately 25 million people in the United States have symptomatic venous reflux disease. A separate study we commissioned found that of the symptomatic patients, approximately 1.2 million currently seek treatment each year in the United States, of which we estimate over 800,000 have reflux in the great saphenous vein. We estimate that, of these 800,000 patients, approximately:

•	620,000 patients receive compression stockings or varicose vein procedures that do not address the primary underlying cause of venous reflux;

•	130,000 patients undergo vein stripping surgery; and

•	50,000 patients receive minimally invasive treatment with endovenous ablation, including our Closure procedure.

As more people become aware of minimally invasive alternatives to vein stripping, we believe a larger percentage of the 25 million symptomatic patients in the United States will seek therapy.

In Western Europe, the prevalence of venous reflux disease is comparable to the United States with approximately 40 million people suffering from symptomatic venous reflux disease. However, the incidence of vein stripping procedures is approximately five times the incidence in the United States, with approximately 700,000 patients treated annually.

Current Treatment Alternatives

Patients suffering from venous reflux disease can receive various treatments for relief from the condition. Treatments of varicose veins and spider veins can reduce the cosmetic signs of the diseases, but only provide temporary relief. To provide long-term elimination of symptoms as well as the signs of venous reflux, including varicose veins, refluxing veins are surgically removed or closed.

Treating the Signs of Venous Reflux Disease

There are a number of therapies commonly employed to address the visible signs of venous reflux disease and provide short-term relief. These therapies do not, however, reduce high venous pressure caused by valve failure in the great saphenous vein, a common source of venous reflux disease. As a result, the visible signs of venous reflux commonly recur following treatment using only these therapies.

Compression Stockings. Initial therapy may involve the use of compression stockings or leg elevation. Compression stockings squeeze the leg from the ankle to the upper calf or thigh, applying greater pressure to the lower leg than the upper leg, thereby reducing blood pooling, swelling and pain. Both leg elevation and compression stockings involve inconvenient lifestyle modifications and, as a result, independent studies have shown that patient compliance is poor.

Cosmetic Laser Treatment. In cosmetic laser treatment, laser energy is directed at small visible veins to heat and close them so they can no longer be seen.

Sclerotherapy. In sclerotherapy, a chemical solution is injected into small or medium-sized veins near the skin surface causing them to become inflamed and eventually close.

Phlebectomy. Phlebectomy involves surgically removing medium to larger varicose veins near the skin surface by inserting a surgical instrument with a hook into small incisions in the skin and pulling veins out in segments. The procedure is often repeated 10 to 20 times per leg until all visible varicose veins have been removed. Phlebectomy is performed either as a stand alone procedure or in conjunction with saphenous vein treatment.

Treating the Source of Venous Reflux Disease

The primary goal in treating symptomatic venous reflux is to eliminate the reflux at its source, most commonly the great saphenous vein. Three treatments use this approach: conventional vein stripping, endovenous laser ablation and our Closure procedure.

Conventional Vein Stripping and Ligation Surgery. Vein stripping and ligation surgery has historically been the standard treatment for addressing reflux in the great saphenous vein. This procedure typically involves general anesthesia in a hospital outpatient setting and begins with groin surgery to expose and ligate, or tie off, the diseased great saphenous vein and surrounding tributary veins. Next, a stripping tool is inserted at the groin, threaded through the great saphenous vein along the length of the thigh and out through the skin just below the knee. The top of the great saphenous vein is then tied to the stripping tool, which is pulled from below the knee to remove the vein from the body. Branch veins connected to the great saphenous vein are broken as it is removed from the thigh. In conjunction with vein stripping, patients often undergo phlebectomy to remove individual visible varicose veins on the leg.

A commonly cited study of vein stripping and ligation surgery published in 1999 in the Journal of Vascular Surgery reported elimination of reflux in 71% of 51 limbs studied five years after treatment. Two year results from this study published in 1996 in the European Journal of Vascular and Endovascular Surgery reported elimination of reflux in 87% of 53 limbs studied after vein stripping surgery. Although vein stripping effectively treats saphenous vein reflux, the surgery can be traumatic. Recuperation may require days to weeks before patients resume normal activities or return to work. Other primary drawbacks of vein stripping include that it:

•	is an invasive procedure requiring groin surgery;

•	routinely involves post-operative pain, discomfort and tenderness, which limits patients’ physical activities during recovery;

•	often results in significant bruising of the thigh and temporary discoloration of the skin;

•	is typically performed using general anesthesia, exposing the patient to additional risk; and

•	may cause nerve injury.

Despite these drawbacks, we estimate there are approximately 1 million vein stripping surgeries performed worldwide each year, with approximately 130,000 performed in the United States and 700,000 in Western Europe. As a result, we believe there is a large opportunity for a minimally invasive venous reflux treatment that avoids or minimizes the drawbacks of vein stripping.

Endovenous Laser Ablation. EVL is a minimally invasive procedure that utilizes an optical fiber to deliver laser energy and heat the blood inside the saphenous vein. The laser delivers energy that boils the blood, producing steam that damages the vein and creates a blood clot. The optical fiber is withdrawn while laser energy is delivered, inducing a blood clot to occlude the length of the treated vein.

A September 2003 article in the Journal of Vascular Surgery reported that 67% of EVL patients had pain for a median of one week (with a range of 0.2 to 8 weeks) and 51% used prescription pain medication. Another study of EVL published in an article in April 2002 in the Journal of Vascular Surgery describes laser-induced vein perforation, with bruising in patients lasting approximately two weeks. EVL efficacy is depicted in single center reports as achieving vein occlusion rates of 90% to 97% at one-year follow-up, and 93% at two-year follow up.

We believe the drawbacks of the current EVL procedure and technology are significant in that they do not provide feedback during treatment to guide laser energy delivery or optical fiber withdrawal speed to reflect variability in vein size and blood volume. Without guidance from feedback, EVL can result in undesirable treatment outcomes such as perforation of the vein wall or a large blood clot along the treated vein. This creates the potential for:

•	significant pain, tenderness, bruising and skin discoloration during the post-operative period; and

•	veins to reopen from naturally occurring clot dissolving agents.

EVL is less invasive than vein stripping and addresses the most common source of venous reflux disease and painful varicose veins. However, due to the drawbacks of EVL, we believe significant opportunity exists for a minimally invasive procedure that has substantial clinical evidence establishing equivalence or superiority to vein stripping, provides physicians more control over the therapy and results in less pain and discomfort for patients.

The VNUS Closure Solution

The Closure procedure offers patients significant clinical benefits without many of the drawbacks associated with other available treatment alternatives such as vein stripping or EVL. We believe that the benefits of the Closure procedure, including its minimally invasive nature, short recovery time and minimal post-operative pain, appeal to patients considering vein stripping or EVL as well as to patients who have previously chosen to forego treatment because of the drawbacks associated with vein stripping.

Using our Closure system, physicians close diseased, large superficial veins such as the great saphenous vein. This is accomplished by inserting our proprietary catheter into a vein to directly heat the vein wall with temperature-controlled RF energy. Heating the vein wall causes collagen in the wall to shrink and the vein to close. The blood then naturally reroutes to healthy veins.

We believe the Closure procedure provides the following benefits for patients and physicians:

•	Minimally Invasive Outpatient Procedure. Our Closure catheters are inserted into the vein via a needle puncture in the lower leg, eliminating the need for groin surgery and general anesthesia. The Closure procedure can be performed using local anesthesia in a physician’s office, as well as in an outpatient hospital setting or surgicenter.

•	Less Post-Operative Pain. The Closure procedure does not involve pulling the diseased vein from the thigh as with vein stripping surgery, or boiling blood to occlude a vein as with EVL. We believe this results in significantly less post-operative pain, faster healing and allows the early resumption of normal activities. Independent comparative studies have shown that patients receiving the Closure procedure return to normal activity and work significantly faster than those receiving vein stripping. In a comparative trial of the Closure procedure versus EVL, patients treated using the Closure system in one leg and EVL in the other leg exhibited less pain and bruising in the leg treated with the Closure system.

•	Excellent Clinical Outcomes. In a randomized comparative trial of the Closure procedure and vein stripping, the Closure procedure was found to be as effective as vein stripping at two years following treatment, with fewer side effects and faster recovery. A comparative trial versus EVL showed the Closure procedure exhibited greater efficacy and less post-operative bruising and pain.

•	Long-Lasting Results. Our registry data shows venous reflux was eliminated in 87% of 107 limbs evaluated at four years and 84% of 37 limbs evaluated at five years.

•	Safe and Controlled Procedure. Our Closure system includes a number of safety features designed to ensure precise, consistent delivery of RF energy. Our system continuously monitors the temperature of the vein wall and adjusts energy delivery throughout the procedure to provide a high level of effectiveness and a low incidence of adverse events during recovery.

•	Cosmetically Appealing. We believe that our Closure system results in less bruising and skin discoloration than vein stripping or EVL. Additionally, because the Closure procedure is catheter-based, it results in little or no scarring compared to vein stripping.

Products

Our Closure system consists of a proprietary RF generator and proprietary disposable catheters. We also sell accessory products such as sterile supply kits used to conduct our Closure procedure.

Disposable Endovenous Catheters

Our proprietary disposable endovenous catheters are used to deliver RF energy to heat the walls of saphenous veins. Each catheter has a set of collapsible electrodes located at the tip. The electrodes expand to contact the inner wall of the vein to be treated and produce uniform heating on all sides of the vein wall as well as a localized depth of heating to limit damage to surrounding tissue. The electrodes collapse as the vein shrinks in response to heating.

A temperature sensor located on one of the electrodes measures and transmits the temperature of the vein wall to the RF generator, which automatically adjusts the power level. This enables the generator to use the minimum amount of power necessary for the catheter to deliver a consistent temperature and close the vein. The catheters also have a hollow center, or lumen, which allows fluid delivery or standard guidewire usage. Our catheters are available in two sizes, which allows doctors to treat saphenous vein diameters that encompass over 95% of patients.

RF Generator

Our RF generator delivers energy to the catheter and continuously monitors the temperature at the vein wall, automatically adjusting the power delivered to the catheter to achieve a target temperature. This feedback system is designed to allow the physician to perform the Closure procedure at a relatively constant temperature over the entire length of the treated vein. The RF generator is controlled by proprietary software which allows it to recognize each catheter model and to automatically select the appropriate algorithm. The RF generator is a table top unit and has a digital display panel that can be configured for multiple languages and provides readings of:

•	the temperature of the vein wall at the point where energy is applied;

•	the power used during treatment; and

•	the impedance, or amount of resistance between electrodes, so that the physician can determine whether the electrodes are maintaining adequate contact with the vein wall.

Closure Procedure Pack and Ancillary Products

The Closure procedure pack contains sterile supplies needed to perform the Closure procedure. The pack includes disposable surgical drapes, gowns, gloves, vein access components, syringes, bowls, needles and other supplies in a single package for the convenience of the purchasing facility. We also sell reusable phlebectomy instruments for removal of varicose veins, and vein access supplies such as introducer sheaths and needles.

The Closure Procedure

Our Closure procedure can be performed on an outpatient basis using local anesthesia in which the physician numbs the leg before treatment. Currently, it is predominantly performed in a hospital setting, though it may also be performed in a physician’s office. The procedure consists of four principal steps.

•	Map the Saphenous Vein. A typical procedure begins with noninvasive ultrasound imaging of the diseased vein to trace its location. This allows the physician to determine the site where the Closure catheter will be inserted and to mark the desired position of the catheter tip to begin treatment.

•	Insert the Closure Catheter. After the physician accesses the saphenous vein, the Closure catheter is inserted into the vein and advanced to the uppermost segment of the vein. The physician then typically injects a volume of dilute anesthetic fluid into the area surrounding the vein. This numbs the leg, helps squeeze blood out of the vein and provides a fluid layer outside the vein to protect surrounding tissue from heat once the catheter starts delivering RF energy. Saline is then slowly infused into the vein from the tip of the catheter to further create a near-bloodless field inside the vein, allowing the catheter to preferentially heat the vein wall, rather than the blood.

•	Deliver RF Energy and Withdraw Catheter. Noninvasive ultrasound is used to confirm the catheter tip position and the physician then activates the RF generator, causing the electrodes at the tip of the catheter to heat the vein wall to a target temperature of typically 85 degrees Centigrade or 185 degrees Fahrenheit. As the vein wall is heated, the vein shrinks and the catheter is gradually withdrawn. During catheter pullback, which typically occurs over 15 to 18 minutes, the RF generator regularly adjusts the power level to maintain target temperature to effectively shrink collagen in the vein wall and close the vein over an extended length.

•	Confirm Closing of Vein. After treatment, ultrasound imaging is used to confirm closing of the vein. If a portion of the vein is not closed, the catheter can be reinserted and energy reapplied. After the procedure, the narrowed vein gradually becomes fibrous, sealing the interior of the vein walls and naturally redirecting blood flow to healthy veins. Experienced physicians often complete the procedure in 45 to 60 minutes.

Physicians generally instruct their patients to walk regularly for several days after the Closure procedure and return within 72 hours for an ultrasound examination. Many physicians, at their discretion, prescribe compression stockings to be worn for several days or weeks after the procedure. Compression stockings are prescribed as a routine item for vein procedures with the goal of enhancing patient comfort in the initial days after treatment.

Clinical Results

We have established a significant body of clinical data demonstrating the effectiveness and advantages of the Closure procedure.

A randomized comparative trial of the Closure procedure versus vein stripping demonstrated that the Closure procedure resulted in:

•	equivalent elimination of venous reflux at two-year follow-up;

•	faster recuperation and less post-operative pain; and

•	fewer complications and adverse findings.

Based on our clinical registry data and independent single-center reports, the Closure procedure has been demonstrated to provide:

•	long-term elimination of venous reflux; and

•	persistent relief of leg pain and other symptoms through five-years.

A randomized comparative trial of the Closure procedure versus EVL found that the Closure procedure:

•	provided better efficacy; and

•	resulted in less post-operative pain and bruising.

The two largest independent single-center studies of the Closure procedure reported 97% vein occlusion in 170 patients, as reported in 2002 in the Japanese Journal of Phlebology, and 99% vein occlusion in 217 limbs, as reported at the European Society of Vascular Surgery in September 2003, in each case at one year after treatment with the Closure system.

Randomized Trials of the Closure Procedure versus Vein Stripping

In 2000 we sponsored an 80 patient multicenter randomized comparative trial of the Closure procedure versus vein stripping, referred to as the EVOLVeS trial. In the EVOLVeS trial every clinical outcome that resulted in a statistical difference between treatment groups was in favor of the Closure system over vein stripping.

Results from the EVOLVeS trial showed that the minimally invasive Closure procedure provided equivalent elimination of venous reflux at two years after treatment. In the EVOLVeS trial, venous reflux was absent at two years in 91.2% of the limbs treated with the Closure procedure and in 91.7% of limbs treated with vein stripping. There was no statistical difference between the two groups in rates of nerve injury, infection and psychological scores related to quality of life measurement.

In the EVOLVeS trial, patients treated with the Closure system recuperated faster, had less post-operative pain, fewer adverse events and better health-related quality of life than patients treated with vein stripping surgery. These data were published in August 2003 in the Journal of Vascular Surgery. Superior results of the Closure system were demonstrated by:

•	Patients treated with the Closure procedure returning to normal activities in an average of 1.2 days, compared to 3.9 days for patients treated with vein stripping;

•	81% of Closure patients returning to normal activities within one day compared to only 47% of vein stripping patients; and

•	Employed patients treated with the Closure procedure returning to work an average of 7.7 days faster than employed patients treated with vein stripping surgery.

The Closure procedure also resulted in significantly fewer complications and adverse findings than vein stripping at 72 hours, 1 week and 3 weeks after treatment as shown in the following table. Potential complications and adverse findings included events such as infection, blood clots, tenderness, bruising, skin redness, subcutaneous bleeding and nerve injury resulting in localized numbness or tingling.

	% of Limbs Free of
	Adverse Findings

	Closure Procedure	Vein Stripping

72 Hours	43%	17%

1 Week	35%	14%

3 Weeks	71%	39%

Severity of patient leg pain was scored at pre-treatment, three days, one week, three weeks, four months, one year and two years after treatment. Patients treated with vein stripping reported worsening of leg pain three days and one week after surgery, while patients treated with the Closure procedure reported a reduction of leg pain as early as three days after treatment. Patients treated with the Closure procedure reported significantly better reduction of leg pain than patients treated with vein stripping at every follow up. Two years after treatment, patients from the Closure procedure treatment group reported an 86% reduction of leg pain compared to only 51% after vein stripping surgery.

In addition to the EVOLVeS trial, two single center randomized trials were independently performed by third parties comparing the Closure procedure to vein stripping. These trials involved treatment of 28 patients in one trial and 60 in the other and reached the same general conclusions as the published EVOLVeS trial results. The clinical outcomes from these trials showed that patients treated with our Closure procedure exhibited significantly less post-operative pain, faster return to normal activities, faster restoration of physical function and better quality of life than vein stripping patients. Other clinical outcomes in these trials showed no significant differences between the treatment groups.

Clinical Registry of the Closure Procedure

In 1998 we established an ongoing clinical registry to which more than 30 centers worldwide have contributed data. Our registry now contains long-term data for up to five years following treatment and shows the efficacy of the Closure procedure at eliminating venous reflux.

Time of		Elimination of
Follow up	# of Limbs	Reflux

1 Year	458	89%

2 Years	240	88%

3 Years	119	87%

4 Years	107	87%

5 Years	37	84%

Long term elimination of saphenous vein reflux by the Closure procedure was accompanied by significant relief of symptoms. Our clinical registry data show that, prior to treatment with the Closure procedure, 85% of patients reported leg pain, 79% reported leg heaviness and fatigue and 39% exhibited leg swelling. The following data from our clinical registry demonstrates that patients experience prompt and persistent relief of symptoms following the Closure procedure out to five years.

Incidence of Patients Symptoms at Follow-up

Closure Procedure Versus Endovenous Laser Treatment

An independent randomized comparative trial of the Closure procedure and EVL was reported at the American Venous Forum meeting in February 2003. This unpublished study involved 50 patients with saphenous vein reflux in both legs. For each patient, the Closure procedure was performed in one leg and EVL in the other leg. Patients treated with the Closure procedure experienced significantly better efficacy as determined by vein occlusion rates, and had less post-operative pain and thigh bruising than patients treated with EVL, as shown in the following table.

	Closure Procedure	EVL

Bruising at 1 week following treatment	4%	40%

Primary vein occlusion	82%	56%

The investigator in this trial also used foam sclerotherapy injections at any patient follow up in which it was observed that the treated veins were not completely closed. With the assistance of foam sclerotherapy injections, the vein occlusion rates remained significantly better for the Closure treated legs, reporting 92% for Closure treated limbs and 84% for EVL treated limbs.

In the study, there was no statistical difference found between the Closure procedure and EVL for other potential clinical outcomes such as rates of nerve injury, skin burns or infection. We are not aware of any comparative trials of EVL versus vein stripping.

Business Strategy

Our goal is to establish the Closure procedure as the leading treatment for venous reflux disease and to leverage our market position into providing other products for the treatment of vascular diseases. To achieve this goal, we have implemented a business strategy based on the following:

•	Increase Market Penetration. We believe that the Closure system offers significant benefits over vein stripping and other competing technologies. We further believe that physicians who are aware of the superior clinical outcomes provided by our Closure system will readily choose it over other procedures. We intend to drive physician adoption of the Closure system by vigorously marketing its benefits to the 4,000 vascular and general surgeons performing vein stripping in the United States and to other doctors such as interventional radiologists who have a clinical interest in treating symptomatic venous reflux patients.

•	Expand the Market for the Minimally Invasive Treatment of Venous Reflux. We have been able to achieve rapid growth by initially targeting physicians performing vein stripping. By offering an effective, minimally invasive therapy, we plan to expand our market opportunity by attracting symptomatic patients who have avoided vein stripping procedures or not yet sought treatment at all.

•	Drive Disposable Catheter Sales. Once a Closure system has been placed, it facilitates recurring sales of disposable catheters. As our installed base grows, we will continue to educate physicians, patients and the media about the benefits of the Closure procedure, with a goal of accelerating demand for the procedure and our catheters. We provide market-leading support and services to help physicians educate patients and enhance their practice.

•	Improve and Add Products to Leverage Our Leading Market Position. Our rapidly expanding customer base provides a strong foundation from which to expand our product offerings and increase our revenues. To accelerate our leading market position, we intend to continually improve our Closure system and increase its attractiveness to physicians. In addition, we intend to develop novel technologies and products to address diseases of the veins and peripheral vasculature and opportunistically acquire technologies that will leverage our sales force.

•	Actively Pursue International Opportunities. We estimate that the number of annual vein stripping procedures in Western Europe is five times the number in the United States. We have established a direct sales and marketing presence to actively promote the Closure procedure in France and Germany, the two largest markets outside of the United States. We sell our products through distributors in numerous other European countries and Asia.

Sales and Marketing

We have focused our sales and marketing efforts on increasing awareness of our Closure system among physicians with an active vein treatment practice and among those looking to establish such a practice. These physicians include vascular and general surgeons, interventional radiologists and phlebologists.

We maintain a direct sales organization in the United States, which as of June 30, 2004, consisted of 44 employees. We market our products in selected international markets primarily through exclusive distributors. Our international network of distributors currently market and sell our products in nine countries in Europe, six countries in Asia and six countries in the rest of the world. We plan to enter into additional distribution agreements on a market-by-market basis. We also have a direct sales presence in France and Germany, and a clinical specialist based in Europe.

Our marketing group supports our sales representatives primarily through four physician-targeted initiatives:

•	We educate and train our sales representatives and the physicians interested in performing the Closure procedure. We also educate experienced physicians in the use of the Closure procedure for treatments such as large veins, venous ulcer patients and small saphenous veins. We plan to conduct 30 physician workshops in 2004.

•	We assist physicians in educating their current and potential patients about the Closure procedure. We create and make available an expansive array of support tools for physician use such as patient videos, brochures and patient testimonials designed to help physicians educate patients on the many benefits of the Closure procedure.

•	We advise physicians in the reimbursement process via the support of our Reimbursement Services team, which works directly with physicians and their office personnel, hospital and surgicenter personnel, and patients to obtain authorization from payors for patients to receive the Closure procedure. We also work with providers to challenge any procedure authorization denials by payors by providing our clinical data.

•	We seek to add and promote products to leverage our position as the leader in vein treatments to position VNUS as the single-source supplier for a physician’s vein treatment needs.

Our marketing group also engages in consumer-directed initiatives to encourage patients to contact their physicians regarding the Closure procedure. We seek to educate potential patients through public relations, advertisements and articles in prominent magazines, newspapers, websites and local and national television. We have also established a website where we provide information to patients and physicians interested in the Closure procedure. We believe this patient education is an important element of our strategy.

None of our customers accounted for 5% or more of our net revenues in the years ended December 31, 2001, 2002 and 2003 or in the first six months of 2004.

Reimbursement

Payment for patient care in the United States is generally made by third-party payors, which include private insurers and governmental insurance programs such as Medicare. We anticipate that sales volumes and prices of our products will continue to be dependent in large part on the availability of reimbursement from these third-party payors. To date, third-party reimbursement for our Closure procedure is well established in the United States. As of June 2004, over 90 individual third-party payors have established a policy of coverage encompassing over 160 million lives in the United States. Eight of the top ten health insurers and administrators in the United States cover the Closure procedure, including nearly all Blue Cross Blue Shield entities, Beech Street, Aetna, Cigna, Humana and Kaiser.

The coding classification of physician services is established by the American Medical Association under the Current Procedural Terminology, or CPT, coding system. Third-party payors, including the Medicare program, have incorporated into their physician fee schedule CPT codes (and other codes) as part of the determination of allowable payment amounts for a physician’s services in performing various medical procedures.

To obtain reimbursement for the Closure procedure, physicians and medical facilities utilize established CPT codes that describe procedures that encompass the methods used in the Closure procedure. This typically results in a number of coding scenarios for the Closure procedure. Medical policy from insurers such as certain Blue Cross Blue Shield plans may require the use of a procedure code that is specific for endovenous radiofrequency ablation of refluxing saphenous veins. Other insurers such as Medicare may require the use of a miscellaneous vascular procedure code for which there is no standard payment rate. Insurers may also recommend in their medical policy to use specific procedure codes that describe transcatheter occlusion or embolization procedures. We believe that approximately 99% of our customers have successfully received reimbursement for the Closure procedure using established medical reimbursement codes.

National Medicare reimbursement rates in 2004 for vein stripping and ligation surgery are $355 for physician professional fees, and $1,369 hospital fees associated with outpatient treatment. Based upon information from customers of the Closure system and from the published Medicare fee schedule for 2004, we estimate that professional fees for a doctor performing the Closure procedure have ranged from $400 to $1,100 in 2004. Based upon information from our hospital customers, we estimate hospital facility reimbursement for out-patient treatment with the Closure procedure has averaged approximately $2,000, plus additional fees for adjunctive procedures such as phlebectomy.

We obtained a Medicare pass-through code in 2002 for our disposable catheter that allows a hospital to receive reimbursement for the catheter for Medicare patients treated in a hospital out-patient setting. The Medicare pass-through code expires at the end of 2004. We have applied for a new code that we believe will go into effect on January 1, 2005. We have received an indication that beginning in 2005, Medicare will pay physicians under the Medicare fee schedule a specific amount for the Closure catheter and supplies when the Closure procedure is performed in the physician’s office. The outcome of this decision, and the amount that may be paid for the supplies will not be known until November 2004. We estimate that approximately 10% of the U.S. patients who receive treatment with the Closure system are covered by or eligible for Medicare coverage.

As new procedures grow in acceptance and volume, the AMA may issue new CPT codes to reflect the procedure. Separate new CPT codes have been approved by the AMA for both radio-frequency and laser ablation of venous reflux and are scheduled to become effective at the beginning of 2005. These new codes for physician services have undergone a process to determine 2005 reimbursement levels but those levels are not expected to be published until November 2004. At the present time, the Medicare payment levels of these codes for hospital outpatient treatment and physician office treatment have not been set, and it is expected that these payment levels will be finalized in the fourth quarter of 2004. Professional fees paid to doctors for the Closure procedure came under pressure in 2003. This pressure has continued in the first half of 2004 and we cannot assure you that when finalized, the Medicare CPT code for the Closure procedure will not provide a lower reimbursement rate than rates being currently achieved.

Market acceptance of our products in international markets is dependent, in part, upon the availability and adequacy of reimbursement within prevailing healthcare payment systems. In international markets, reimbursement and healthcare payment systems vary significantly by country. International reimbursement and healthcare payment systems include both government sponsored healthcare and private insurance. Currently, the Closure procedure is covered and reimbursed by the five largest private healthcare insurers in the United Kingdom. We have launched several initiatives in Europe to achieve third party or national reimbursement, particularly in France and Germany where we sell the Closure system through a direct sales force. We have been informed that the Closure procedure has received provisional approval for listing in the nomenclature of surgical procedures in France, which is expected to be finalized by the end of 2004.

Research and Development

In response to physician feedback and our own assessments, we are continually working on enhancements to our product designs and procedures to improve patient outcomes, increase ease-of-use and shorten procedure time. In addition, we are exploring the development of new products and new indications in the treatment of various venous diseases. From time to time we have considered the acquisition of product lines and licensing of technology and complementary products.

We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that can influence market adoption of our Closure procedure. We also conduct clinical studies in support of new products that we are developing. We perform preclinical studies for the development and evaluation of new products and procedural techniques. We also support the clinical studies of our Closure procedure for the treatment of large veins, venous ulcer patients and small saphenous veins.

In the years ended December 31, 2001, 2002 and 2003, we incurred $2.5 million, $2.2 million and $3.7 million, respectively, of research and development expense.

Manufacturing

We manufacture, package and label our disposable catheters within our 30,000 square foot facility in San Jose, California. We outsource the manufacture of our RF generators and accessory products. We believe that our existing manufacturing facilities are adequate to support our growth through 2006.

The manufacturing process for our disposable catheters includes the assembly, testing, packaging, sterilization and inspection of components that have been manufactured by us or to our specifications by suppliers. We purchase components used in our disposable products from various suppliers. When practicable, we have established second-source suppliers. However, we rely on sole-source suppliers to manufacture a limited number of the components used in our disposable catheters. We believe that alternative suppliers for these products would be available to us without significant delay if the need should arise. In addition, we attempt to mitigate supply shortages through maintaining inventory levels based on the risk associated with a particular supplier. Typically, we have not obtained contractual commitments from our suppliers to continue to supply products to us, nor are we contractually obligated to continue to purchase from a particular supplier.

Our quality assurance group provides an independent inspection at various steps in the manufacturing cycle that is designed to verify that each lot of components and finished products are compliant with our specifications and applicable regulatory requirements. We inspect incoming components, and inspect and test products both during and after the manufacturing process. We also inspect our packaged products and audit the sterilization process to ensure quality products. Sterilization testing is processed at a certified third-party laboratory to verify the effectiveness of the sterilization process. Our quality assurance systems are required to be in conformance with the Quality System Regulations as mandated by the Food and Drug Administration. For sale of products in European Community, our products and quality structure are required to be compliant to the current standard, ISO 13485 for medical devices. Prior to receiving certification to ISO 13485 in October 2003, we maintained certification to ISO 9001/ EN46001 for the same purpose.

We rely on Stellartech Research Corporation to manufacture our RF generators to our custom specifications. Our relationship with Stellartech has been conducted under a binding letter of intent since 1996 and we have entered into an agreement with this supplier for the warranty and service of the RF generators it manufactures. We are currently transitioning the manufacture of our RF generators to Byers Peak, Inc., and expect that Byers Peak, Inc. will be a sole-source supplier of the RF generators in the future. Under our non-exclusive agreement with Byers Peak, Inc. we will provide a rolling 90-day firm commitment order for generators and a six month rolling forecast. We are required to purchase all inventory of parts and work in progress if we revise our commitment or forecast, cancel orders or terminate the agreement. Byers Peak, Inc. also provides us a warranty on the generators for the shorter of 18 months from the date of shipment to us or 12 months from the date of first use. The agreement has an initial term of three years and continues indefinitely thereafter until terminated by us or Byers Peak, Inc. upon 180 days notice.

Suppliers of components used in the manufacture of our disposable catheters and of our RF generators may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the Food and Drug Administration’s Quality System Regulations, equipment malfunction and environmental factors. Furthermore, establishing additional or replacement suppliers for our materials may take a substantial period of time, as a change in supplier may require us to submit a new 510(k) submission. This could create supply disruptions that would materially adversely affect our reputation, product sales and profitability.

For those components other than RF generators for which there are relatively few alternate sources of supply, we believe that we could establish additional or replacement sources of supply in a timely manner to meet the requirements of our business.

Patents and Proprietary Technology

We believe that in order to maintain our competitive advantage, we must develop and maintain the proprietary aspects of our technologies. To this end, we file patent applications to protect technology, inventions and improvements that we believe are significant to the growth of our business. In the United States, as of June 30, 2004, we have 28 issued patents and 11 pending patent applications, many of which relate to our Closure system and procedure, including, among other things, vein shrinkage and occlusion using various forms of energy, including RF; self expanding and collapsing electrodes; and use of single and double electrode array devices.

We also have other issued patents and pending patent applications that are not directly related to the Closure system or the Closure procedure. Our issued patents related to the Closure system and procedure will expire between 2016 and 2018. Internationally, as of June 30, 2004, we have six foreign patents providing protection in Australia, Canada, New Zealand, Singapore and Russia. In addition, we have 32 pending foreign patent applications, many of which relate to the Closure technology. There are applications pending in Europe and Japan, Australia, Canada, New Zealand, Singapore and Russia.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during their term of employment or contract, using our property, or which relate to our business. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the risk of an infringement claim against us grows. While we attempt to ensure that our products and methods do not infringe other parties’ patents and proprietary rights, our competitors may assert that our products, and the methods we employ, are covered by U.S. patents held by them. In addition, our competitors may assert that future products and methods we may market infringe their patents.

Competition

Within the market for the treatment of venous reflux disease, we principally compete against vein stripping procedures, as well as companies that have commercialized and sell EVL systems. Sclerotherapy and phlebectomy procedures that treat varicose veins at the surface of the skin are complementary to the Closure procedure because they do not treat saphenous vein reflux and may be used in conjunction with the Closure system.

Vein stripping and ligation surgery has historically been the standard of care to address venous reflux disease. This procedure is well established among physicians who treat venous reflux disease, has extensive long-term data, is routinely taught to new surgeons and has remained relatively unchanged for the past 50 years.

Competitors that have developed and market EVL systems include AngioDynamics, Inc., biolitec AG, Diomed Holdings, Inc., Dornier MedTech GmbH and Vascular Solutions, Inc. These competitors’ EVL systems use laser energy to occlude diseased veins by clotting the blood in the vein. Some of these competitors may have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our instruments obsolete or noncompetitive.

Additionally, we are aware that physicians have used foam sclerotherapy to treat great saphenous reflux. Similar to sclerotherapy, in this procedure the physician combines air with a sclerosant solution to create a foam for injection into the refluxing saphenous vein. The FDA has not approved the marketing of sclerosant solutions for this purpose. Provensis, a division of BTG plc, is currently conducting clinical trials of a sclerosant foam, however, it does not expect approval by the Food and Drug Administration prior to 2009.

Because of the size of the potential market, we anticipate that new or existing competitors may develop competing products, procedures or clinical solutions. These products, procedures or solutions could prove to be more effective, safer or less costly than the Closure procedure. The introduction of new products, procedures or clinical solutions by competitors may result in price reductions, reduced margins or loss of market share and may render our products obsolete.

We believe that the principal competitive factors in the market for the treatment of venous reflux include:

•	improved patient outcomes;

•	approval of reimbursement by healthcare payors;

•	the publication of peer-reviewed clinical studies;

•	product quality;

•	cost effectiveness;

•	acceptance by leading physicians;

•	ease of use for physicians;

•	sales and marketing capability;

•	timing and acceptance of product innovation; and

•	patent protection.

Government Regulation

United States

Our products are regulated in the United States as medical devices by the Food and Drug Administration and other regulatory bodies. Food and Drug Administration regulations govern, among other things, the following activities:

• research;	• recordkeeping;

• clinical testing;	• reporting of adverse events;

• manufacturing;	• corrective actions and removals;

• advertising and promotion;	• premarket clearance or approval;

• product design and development;	• recalls;

• labeling;	• distribution; and

• storage;	• sales.

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval from the Food and Drug Administration. The Food and Drug Administration classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose the least risk are placed in class I. Intermediate risk devices are placed in class II, which requires the manufacturer to submit to the Food and Drug Administration a premarket notification requesting authorization for commercial distribution, known as “510(k) clearance,” and subjects the device to special controls such as performance standards, guidance or post-market surveillance. Most class I and some low-risk class II devices are exempted from this 510(k) requirement. Devices deemed by the Food and Drug Administration to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in class III. In general, a class III device cannot be marketed in the United States unless the Food and Drug Administration approves the device after submission of a premarket approval application. The Food and Drug Administration can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.

510(k) Clearance Pathway. When we are required to obtain a 510(k) clearance for a device which we wish to market, we must submit a premarket notification to the Food and Drug Administration demonstrating that the device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 (or to a pre-1976 class III device for which the Food and Drug Administration has not yet called for the submission of premarket approval applications). The Food and Drug Administration attempts to respond to a 510(k) premarket notification within 90 days of submission of the notification, but the response may be a request for additional information or data, sometimes including clinical data. As a practical matter, premarket clearance can take significantly longer, including up to one year or more. If Food and Drug Administration determines that the device, or its intended use, is not substantially equivalent to a previously-cleared device or use, the Food and Drug Administration will place the device, or the particular use of the device, into class III.

After a device receives 510(k) clearance for a specific intended use, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, will require a new 510(k) clearance or could require premarket approval. The Food and Drug Administration requires each manufacturer to make this determination initially, but the Food and Drug Administration can review any such decision and can disagree with a manufacturer’s determination. If the Food and Drug Administration disagrees with a manufacturer’s determination that a new clearance or approval is not required for a particular modification, the Food and Drug Administration can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to our Closure system device that we believe do not require new 510(k) clearances. We have used the special 510(k) system of obtaining FDA clearance on products that have undergone minor modifications.

Premarket Approval Pathway. A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. The premarket approval process is much more demanding than the 510(k) premarket notification process. A premarket approval application must be supported by extensive data and information including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the Food and Drug Administration’s satisfaction the safety and effectiveness of the device.

After the Food and Drug Administration determines that a premarket approval application is complete, the Food and Drug Administration accepts the application and begins an in-depth review of the submitted information. The Food and Drug Administration, by statute and regulation, has 180 days to review an accepted premarket approval application, although the review generally occurs over a significantly longer period of time, and can take up to several years. During this review period, the Food and Drug Administration may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the Food and Drug Administration may be convened to review and evaluate the application and provide recommendations to the Food and Drug Administration as to the approvability of the device. In addition, the Food and Drug Administration will conduct a preapproval inspection of the manufacturing facility to ensure compliance with the Quality System Regulations. New premarket approval applications or supplemental premarket approval applications are required for significant modifications to the manufacturing process, labeling, use and design of a device that is approved through the premarket approval process. Premarket approval supplements often require submission of the same type of information as a premarket approval, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel.

Clinical Trials. A clinical trial is almost always required to support a premarket approval application and is sometimes required for a 510(k) premarket notification. Clinical trials for a “significant risk” device require submission of an application for an investigational device exemption, or IDE, to the Food and Drug Administration. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Clinical trials for a significant risk device may begin once the IDE application is approved by the Food and Drug Administration and the Institutional Review Board overseeing the clinical trial. If the product is deemed a “non-significant risk” device under Food and Drug Administration regulations, only informed consent and approval from the IRB overseeing the clinical trial is required. Clinical trials are subject to extensive recordkeeping and reporting requirements. Our clinical trials must be conducted under the oversight of an IRB at the relevant clinical trials site and in accordance with applicable regulations and policies including, but not limited to, the Food and Drug Administration’s good clinical practice, or GCP, requirements. We, the Food and Drug Administration or the Institutional Review Board at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. The results of clinical testing may not be sufficient to obtain approval of the product.

Continuing Food and Drug Administration Regulation. After a device is placed on the market, numerous regulatory requirements apply. These include:

•	Quality System Regulations, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•	medical device reporting, or MDR, regulations, which require that manufacturers report to the Food and Drug Administration if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

•	notices of correction or removal, and recall regulations.

The MDR regulations require that we report to the Food and Drug Administration any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. As of June 30, 2004 we have submitted 41 MDRs. In 36 cases, a thrombus, or blood clot, was noticed after varying lengths of time after the Closure procedure. In four cases, the patient developed a pulmonary embolism. In each of these cases the patients were successfully treated with appropriate drug therapies and the symptoms were no longer evident. We believe that none of these incidents were caused by design faults in the product.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

We have registered with the Food and Drug Administration as a medical device manufacturer and we have obtained a manufacturing license from the California Department of Health and Services. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the Food and Drug Administration and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors. Failure to comply with applicable regulatory requirements can result in enforcement action by the Food and Drug Administration, which may include any of the following sanctions:

•	Warning Letters or untitled letters;

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	customer notification, or orders for repair, replacement or refund;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

The Food and Drug Administration has twice inspected our facility and Quality System twice, and the Food and Drug Branch of the California Department of Health Services has inspected our facility and Quality System once. In each of these inspections no significant incidents of non-compliance were found. We cannot assure you that we can maintain the same level of regulatory compliance in the future at our facility.

Current Clearances. We have received 510(k) clearances to market our VNUS Closure system, our VNUS Vessel and Tissue Coagulation System (proprietary name: TBD), and our VNUS RF Generator. Our VNUS VarEx Phlebectomy Instruments are class I devices under Food and Drug Administration regulations, and exempt from the premarket notification requirements. Closure procedure supplies include a combination of class I and class II devices. We do not presently have any 510(k) or premarket approval submissions pending at the Food and Drug Administration.

European Union

Our products are regulated in the European Union as medical devices per the European Union Directive (93/42/ EEC), also known as the Medical Device Directive. An authorized third party, notified body, must approve our products for CE marking. The Closure system was approved for CE marking in 1998. The remaining products are currently CE marked. We cannot assure you that we will be able to obtain the CE mark approval for new products in the future. The CE mark is contingent upon our continued compliance to the applicable regulations and the Quality System Requirements of ISO 13485 standard.

The European Community has regulations similar to that of the Food and Drug Administration for the advertising and promotion of the medical devices, clinical investigations, and adverse events. We believe that we are in compliance with such regulations at this time.

Rest of the World

Most major markets have different levels of regulatory requirements for medical devices. The Closure system is currently approved/cleared/licensed/registered in Canada, South Korea, Taiwan, China, Hong Kong, and South Africa. The regulatory process is currently underway in Singapore and Australia. Modifications to the approved products require a new regulatory submission in all major markets. The regulatory process for the current models of our disposable catheter is underway in South Korea, Taiwan and China. The regulatory requirements, and the review time vary significantly from country to country. We cannot assure you that we will be able to obtain or maintain the required regulatory approvals. The VNUS Closure system can also be marketed in the several other countries that do not regulate medical devices. We cannot assure you the timing or the successes of our efforts to obtain the approvals for the current and future products in the international markets.

Fraud and Abuse Laws

Anti-Kickback Statute

The federal healthcare program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or part under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of Health and Human Services, or OIG, has issued a series of regulations, known as the “safe harbors,” beginning in July of 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused recent enforcement efforts on marketing of healthcare services, among other activities, and recently have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business.

Stark Law

The Ethics in Patient Referral Act of 1989, commonly referred to as the federal physician self-referral law or Stark Law, prohibits physician referrals of Medicare patients to an entity for certain “designated health services” if the physician or an immediate family member has an indirect or direct financial relationship with the entity and no statutory or regulatory exception applies. Financial relationships include an ownership interest in, or compensation arrangement with, the entity. It also prohibits an entity receiving a prohibited referral from billing and collecting for services rendered pursuant to such referral. “Designated health services” under Stark include inpatient and outpatient hospital services.

A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each such arrangement or scheme. In addition, anyone who presents or causes to be presented a claim to the Medicare program in violation of the Stark Law is subject to monetary penalties of up to $15,000 per claim submitted, an assessment of several times the amount claimed, and possible exclusion from participation in federal healthcare programs. In addition, claims submitted in violation of the Stark Law may be alleged to be subject to liability under the federal False Claims Act and its whistleblower provisions (as discussed below).

Several states in which we operate have enacted legislation that prohibits physician self-referral arrangements and/or requires physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Some of these statutes cover all patients and are not limited to Medicare beneficiaries. Possible sanctions for violating state physician self-referral laws vary, but may include loss of license and civil and criminal sanctions. State laws vary from jurisdiction to jurisdiction and, in a few states, are more restrictive than the federal Stark Law. Some states have indicated they will interpret their own self-referral statutes the same way that CMS interprets the Stark Law, but it is possible the states will interpret their own laws differently in the future.

False Claims Laws

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several healthcare companies have been prosecuted under the false claims laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines, and imprisonment.

Fraud on a Health Benefit Plan and False Statements

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

Privacy and Security

HIPAA requires certain “covered entities” to comply with established standards regarding the privacy and security of protected health information, or PHI, and to use standardized code sets when conducting certain electronic transactions. HIPAA further requires that covered entities enter into agreements meeting certain regulatory requirements with their “business associates”, which effectively obligate the business associates to safeguard the covered entity’s PHI against improper use and disclosure. While not directly regulated by HIPAA, a business associate may face significant contractual liability pursuant to such an agreement if the business associate breaches the agreement or causes the covered entity to fail to comply with HIPAA. In the course of our business operations, we have become the business associate of one or more covered entities. Accordingly, we incur compliance related costs in meeting HIPAA-related obligations under business associates agreements to which we are a party. Moreover, if we fail to meet our contractual obligations under such agreements, we may incur significant liability.

Employees

As of June 30, 2004, we had 154 employees, consisting of 19 in research and development, clinical research and regulatory affairs, 47 in manufacturing and quality assurance, 75 in sales and marketing and 13 in general and administrative functions. From time to time we also employ independent contractors to support our engineering, marketing, sales and support, clinical and administrative organizations.

Facilities

We are headquartered in San Jose, California, where we lease approximately 30,000 square feet under a lease expiring June 30, 2007. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available at such time as it becomes needed on commercially reasonable terms.

Legal Proceedings

From time to time we may be a party to various legal proceedings arising in the ordinary course of our business. We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth specific information regarding our executive officers and directors expected to be in office upon completion of this offering:

Name	Age	Position

Brian E. Farley	47	President and Chief Executive Officer, Director
Timothy A. Marcotte	47	Chief Financial Officer and Vice President, Finance and Administration
William A. Perry	40	Vice President, Worldwide Marketing and International Sales
Robert C. Colloton	46	Vice President, Account and Market Development
Scott H. Cramer	42	Vice President of North American Sales
Robert G. McRae	35	Vice President, Manufacturing and Research & Development
H. DuBose Montgomery(1)(2)	55	Chairman of the Board of Directors
W. James Fitzsimmons(1)(2)	47	Director
Kathleen D. LaPorte(3)	42	Director
Lori M. Robson, Ph.D.(2)(3)	45	Director

(1)	Member of the compensation committee.
(2)	Member of the governance and nominating committee.
(3)	Member of the audit committee.

Brian E. Farley joined VNUS in 1995 as General Manager and was the first employee. Mr. Farley has served as a member of our board of directors and as our President and Chief Executive Officer since January 1996. Prior to joining VNUS, Mr. Farley was employed in various management and executive positions in research and development, clinical research and business development by Guidant Corporation, a medical device company, and in the medical device division of Eli Lilly and Company, a diversified healthcare company. Mr. Farley holds both a B.S. in Engineering with an emphasis in Biomedical Engineering and an M.S. in Electrical Engineering from Purdue University.

Timothy A. Marcotte joined VNUS in April 2004 as Chief Financial Officer and Vice President, Finance and Administration. From October 2002 to April 2004, Mr. Marcotte was an independent financial consultant. From November 1999 to October 2002, Mr. Marcotte served as the Chief Financial Officer of Repeater Technologies, Inc., a wireless communications equipment manufacturer. In addition, Mr. Marcotte served as the Chief Operating Officer of Repeater Technologies, Inc. from December 2000 to September 2002, and Chief Executive Officer of Repeater Technologies, Inc. from September 2002 to October 2002. A petition was filed on behalf of Repeater Technologies, Inc. under the federal bankruptcy laws in October 2002. From March 1999 to November 1999, Mr. Marcotte was an independent financial consultant. From July 1997 to March 1999, Mr. Marcotte served as Vice President of Finance and Chief Financial Officer at Sunrise Technologies International, Inc., a laser medical device manufacturer. Mr. Marcotte holds both a B.S. in Anthropology/ Zoology and an M.B.A. from the University of Michigan.

William A. Perry joined VNUS in February 2003 as Vice President, Worldwide Marketing and International Sales. From February 2001 to November 2002, he served as Vice President of Marketing & Sales at EndoVasix, Inc., an endovascular device company. Mr. Perry served as Vice President of Marketing & Sales (Europe) at Symphonix Devices, Inc., a company specializing in implantable hearing systems, from January 1999 to February 2001. Prior to January 1999, Mr. Perry held various management positions at Tenerus, Inc., a software company, Influence Medical Technologies, Ltd., a urologic/gynecologic device company, Indigo Medical, Inc., a medical device company acquired by Johnson & Johnson, Coherent, Inc., a laser medical device manufacturer, and Kastle Systems, a commercial real estate systems company. Mr. Perry holds a B.S. in International Politics with a concentration in International Economics from Georgetown University and a Masters in International Management from the American Graduate School of International Management—Thunderbird.

Robert C. Colloton joined VNUS in June 1999 as Vice President, Worldwide Sales and Marketing. In January 2001, Mr. Colloton became our Vice President of Account and Market Development. From June 1997 to June 1999, Mr. Colloton served as Vice President of Marketing and Sales at TransVascular, Inc., a medical device company. From January 1993 to June 1997, he was Vice President of Marketing at Cardiometrics, Inc., a medical device company, that was acquired by EndoSonics Corporation, a cardiovascular device company. From January 1989 to December 1992, Mr. Colloton held several management positions in the marketing group at Scimed Life Systems, a medical device company that is now a subsidiary of Boston Scientific Corporation. Mr. Colloton holds a B.S. in Marketing from Miami University, Oxford, Ohio.

Scott H. Cramer joined VNUS in October 2000 as Vice President of North American Sales. From July 1997 to September 2000, Mr. Cramer was employed by EndoSonics Corporation, a cardiovascular device company, most recently as Vice President U.S. Sales. From February 1996 to July 1997, Mr. Cramer served first as the Eastern Region Manager and then as the National Sales Manager at Cardiometrics, Inc., a medical device company. From June 1990 to December 1995, Mr. Cramer held several positions at Baxter Healthcare Corporation’s cardiovascular division. Mr. Cramer holds a B.S. degree in Finance from the Philadelphia College of Textiles and Science.

Robert G. McRae joined VNUS in October 2001 as a Senior Manufacturing Manager. Mr. McRae was promoted to Director of Manufacturing Operations in April 2002, and to Vice President, Manufacturing and Research & Development in February 2003. From June 2000 to October 2001, Mr. McRae was employed by QuinStreet, Inc., an online marketing company, first as a Software Engineer and later as a Software Configuration Manager. He held various management and manufacturing engineering positions at VNUS from October 1997 to June 2000, and at Stryker Endoscopy, a division of Stryker Corporation, a medical device company, from May 1996 to October 1997. From 1987 to 1993, Mr. McRae served in the United States Navy as an Instructor/ In-Flight Ordnanceman. Mr. McRae holds a B.S. in Mechanical Engineering from San Jose State University and an M.B.A. from Santa Clara University.

H. DuBose Montgomery has served as Chairman of our board of directors since our inception in January 1995. Mr. Montgomery is currently a General Partner and Managing Director of Menlo Ventures, a group of venture capital funds that he co-founded in 1976. He currently serves as a member of the board of directors of several privately-held companies. Mr. Montgomery holds both a B.S. and an M.S. in Electrical Engineering from the Massachusetts Institute of Technology, a B.S. in Management Science from Harvard University and an M.B.A. from the Harvard University Graduate School of Business Administration.

W. James Fitzsimmons has served as a member of our board of directors since February 1996. He has served as Chairman and Chief Executive Officer of Archus Orthopedics, Inc., a spinal implant company, since August 2000. From August 2000 to April 2003, he was founder and managing director of Scout Medical LLC, a medical device incubator. From December 1999 to August 2000, Mr. Fitzsimmons pursued personal business opportunities. From 1997 to December 1999, Mr. Fitzsimmons served as Senior Vice President and General Manager of the Cardiac and Vascular Surgery Group of Guidant Corporation, a medical device company. Mr. Fitzsimmons is a member of the board of directors of several privately-owned medical device companies. Mr. Fitzsimmons holds both a B.S. in Biology-Premedical and an M.B.A. from Seattle University.

Kathleen D. LaPorte has served as a member of our board of directors since April 1997. Since 1994, Ms. LaPorte has been a General Partner at the Sprout Group, a life science venture capital firm. Ms. LaPorte currently serves on the board of directors of ISTA Pharmaceuticals, Inc., a biopharmaceutical company, and several privately-held companies. Ms. LaPorte holds a B.S. in Biology from Yale University and an M.B.A. from the Stanford University Graduate School of Business.

Lori M. Robson, Ph.D., has served as a member of our board of directors since May 1999. Dr. Robson is a Venture Partner of Bay City Capital LLC, a private merchant bank focused on the life science industry. Prior to joining Bay City Capital LLC in 1997, she was Manager of Licensing and Technology Acquisition in the Biotechnology Division of Bayer Corporation, a research-based healthcare, life science and chemical company. Dr. Robson serves on the board of directors of Senomyx, Inc., a biotechnology company. Dr. Robson holds a Ph.D. in Bacteriology from the University of Wisconsin at Madison and was a post-doctoral fellow at The Johns Hopkins University School of Medicine. Dr. Robson also holds an M.B.A. from the University of California, Berkeley, Haas School of Business.

Composition of the Board of Directors

Our bylaws provide that our board of directors may consist of up to five members, with the exact number of directors to be determined by resolution of the board of directors. Five directors are currently authorized. Our board of directors currently consists of Messrs. Montgomery, Farley and Fitzsimmons, Ms. LaPorte and Dr. Robson. Dr. Robson was elected by the holders of a majority of our preferred stock pursuant to the terms of a letter agreement among the Sprout Group, Menlo Ventures, Bank of America Ventures, Bay City Capital and their affiliated entities in connection with our Series D preferred stock financing. The rights and obligations of the parties pursuant to this agreement shall terminate upon the effectiveness of the registration statement of which this prospectus is a part.

Upon the filing of our amended and restated certificate of incorporation in connection with the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. One class will be elected at each annual meeting of stockholders to serve from the time of election and qualification until the third annual meeting of stockholders following election. Our directors will be divided among the three classes as follows:

•	the class I director, whose term will expire at the 2005 annual meeting of stockholders, will be H. DuBose Montgomery;

•	the class II directors, whose terms will expire at the 2006 annual meeting of stockholders, will be Kathleen D. LaPorte and Lori M. Robson; and

•	the class III directors, whose terms will expire at the 2007 annual meeting of stockholders, will be W. James Fitzsimmons and Brian E. Farley.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. Our directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal for cause by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the election of directors. Executive officers are elected by and serve at the direction of our board of directors. There are no family relationships between any of our directors or executive officers.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will have an audit committee, compensation committee and governance and nominating committee. Our board of directors has adopted new charters for each of these committees, as well as corporate governance guidelines to be effective upon the completion of this offering.

Audit Committee

Upon completion of this offering our audit committee will consist of Ms. LaPorte, Dr. Robson and a new director meeting the independence standards of The NASDAQ National Market and the Securities and Exchange Commission.                     is our audit committee financial expert (as is currently defined under the Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). The responsibilities of our audit committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	appointing the independent registered public accounting firm, determining the compensation of the independent registered public accounting firm and pre-approving the engagement of the independent registered public accounting firm for audit and non-audit services;

•	overseeing the independent registered public accounting firm, including reviewing independence and quality control procedures and experience and qualifications of audit personnel that are providing us audit services;

•	meeting with the independent registered public accounting firm and reviewing the scope and significant findings of the audits performed by them, and meeting with management and internal financial personnel regarding these matters;

•	reviewing our financing plans, the adequacy and sufficiency of our financial and accounting controls, practices and procedures, the activities and recommendations of the auditors and our reporting policies and practices, and reporting recommendations to our full board of directors for approval;

•	establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

•	following the completion of this offering, preparing the reports required by the rules of the Securities and Exchange Commission to be included in our annual proxy statement.

Each of the independent auditors and our financial personnel will have regular private meetings with, and unrestricted access to, our audit committee.

Compensation Committee

Upon completion of this offering our compensation committee will consist of Messrs. Montgomery and Fitzsimmons, each of whom is a non-employee and independent member of our board of directors as defined by applicable Securities and Exchange Commission rules and the listing standards of The NASDAQ National Market. The functions of our compensation committee include:

•	establishing overall employee compensation policies and recommending to our board of directors major compensation programs;

•	reviewing and approving the compensation of our corporate officers and directors, including salary and bonus awards;

•	administering our various employee benefit, pension and equity incentive programs;

•	reviewing executive officer and director indemnification and insurance matters;

•	managing and reviewing any employee loans; and

•	following the completion of this offering, preparing an annual report on executive compensation for inclusion in our proxy statement.

Governance and Nominating Committee

Upon completion of this offering our governance and nominating committee will consist of Messrs. Montgomery and Fitzsimmons and Dr. Robson, each of whom is an independent member of our board of directors as defined by the listing standards of The NASDAQ National Market. The functions of our governance and nominating committee include:

•	recommending qualified candidates for election to our board of directors;

•	evaluating and reviewing the performance of existing directors;

•	making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees; and

•	developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

Prior to the completion of this offering, we will make the charters for our audit committee, compensation committee and governance and nominating committee as well as our corporate governance guidelines available on our web site at www.vnus.com.

Board of Directors Compensation

Our directors do not currently receive cash compensation for their services as members of the board of directors. Our employee directors are eligible to participate in our 2000 Equity Incentive Plan. Pursuant to the terms of our 2000 Equity Incentive Plan, our non-employee directors are eligible to receive an option to purchase 6,300 shares of our common stock on the date of each annual meeting of stockholders. Each of our directors waived the right to receive this option in 2003. Other than the option granted to Brian E. Farley described under “—Option Grants in Last Fiscal Year,” we did not grant any options to our directors in 2003. We reimburse our directors for reasonable out-of-pocket travel expenses incurred in connection with attending meetings of our board of directors.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, the members of our compensation committee will be H. DuBose Montgomery and W. James Fitzsimmons. Neither member of our compensation committee has at any time served as an officer or been otherwise employed by us. None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has executive officers who have served on our board of directors or compensation committee.

Executive Compensation

The following table sets forth the compensation received for services rendered to us by our Chief Executive Officer and the four other most highly compensated executive officers who earned more than $100,000 during the year ended December 31, 2003. These five officers are referred to as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

				Long-term
				Compensation

	Annual Compensation			Securities
				Underlying
Name and Principal Position	Salary ($)		Bonus ($)(1)	Options (#)

Brian E. Farley	267,500		87,232	100,000
President and Chief Executive Officer

Robert C. Colloton	185,200		38,670	—
Vice President, Account and Market Development

Scott H. Cramer	173,000		123,473	20,000
Vice President of North American Sales

Robert G. McRae	142,083		30,399	58,421
Vice President, Manufacturing and Research & Development

William A. Perry	161,250	(2)	35,556	100,000
Vice President, Worldwide Marketing and International Sales

(1)	These amounts represent bonuses that were awarded for services performed in 2003, but that were paid in 2004. The amounts do not include bonuses that were awarded for services performed in 2002, but that were paid in 2003.
(2)	Mr. Perry was hired as our Vice President, Worldwide Marketing and International Sales in February 2003.

In April 2004, we hired our Chief Financial Officer and Vice President, Finance and Administration, Timothy A. Marcotte. Upon his hiring, Mr. Marcotte was granted an option to acquire 100,000 shares of our common stock at an exercise price of $2.00 per share. Mr. Marcotte’s annual salary is $200,000.

Option Grants in Last Fiscal Year

The following table shows information regarding stock options granted to our named executive officers in the year ended December 31, 2003. The exercise price per share for the options identified in the table was the fair market value, as determined by our board of directors, of the underlying common stock on the date such option was granted. No stock appreciation rights were granted to these individuals in the year ended December 31, 2003.

	Individual Grants
						Potential Realizable
			Percent			Value at Assumed Annual
			of Total			Rates of Stock Price
			Options	Exercise		Appreciation for Option
	Number of Shares		Granted to	Price per		Term ($)(5)
	Underlying Options		Employees	Share	Expiration
Name	Granted (#)		in 2003(1)	($/Share)	Date	5%	10%

Brian E. Farley	100,000	(2)	14.0%	1.00	1/13/2013

Robert C. Colloton	—

Scott H. Cramer	20,000	(2)	2.8%	1.00	1/13/2013

Robert G. McRae	3,421	(4)	0.5%	1.00	1/15/2013
	55,000	(2)	7.7%	1.00	2/03/2013

William A. Perry	100,000	(3)	14.0%	1.00	2/10/2013

(1)	The percentage of total options granted is based on an aggregate of 713,471 options granted by us to employees during the year ended December 31, 2003.
(2)	This stock option vests at the rate of 1/48 of the total number of shares on each monthly anniversary following the date of grant, as long as the optionee remains an employee with, consultant to, or director of our company. Pursuant to the terms of our 2000 Equity Incentive Plan, the administrator of our 2000 Equity Incentive Plan may, in its sole discretion, accelerate the vesting of these stock options in the event of certain corporate transactions, including a merger or consolidation of our company.
(3)	This stock option vests at the rate of 1/4 of the total number of shares on the one-year anniversary of the date of grant and 1/48 on each monthly anniversary thereafter as long as the optionee remains an employee with, consultant to, or director of our company. Pursuant to the terms of our 2000 Equity Incentive Plan, the administrator of our 2000 Equity Incentive Plan may, in its sole discretion, accelerate the vesting of these stock options in the event of certain corporate transactions, including a merger or consolidation of our company.
(4)	These stock options were 100% vested and exercisable at the date of grant.
(5)	The potential realizable values are calculated based on an assumed initial public offering price of $ per share, compounded at the annual 5% or 10% rate shown in the table until the expiration of the option, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options without taking into account any taxes that may be payable in connection with the option exercise. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the Securities and Exchange Commission. We do not provide any assurance to any executive officer or any other holder of our securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides summary information concerning unexercised outstanding stock options held by each of our named executive officers as of December 31, 2003. Our named executive officers did not exercise any stock options during 2003. The value of unexercised in-the-money options at December 31, 2003 is calculated based upon an assumed initial public offering price of $          per share of our common stock, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options
			at December 31, 2003		at December 31, 2003
	Shares Acquired	Value	(#)		($)
	on Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Brian E. Farley	—	—	232,604	129,756
Robert C. Colloton	—	—	134,151	8,949
Scott H. Cramer	—	—	115,503	57,190
Robert G. McRae	—	—	25,171	53,959
William A. Perry	—	—	—	100,000

Employment and Change of Control Arrangements

In May 2001, our board of directors adopted the VNUS Severance Plan for Management and Key Employees. Under the plan, certain employees, including our named executive officers, Chief Financial Officer, other vice presidents and managers, are entitled to receive specified benefits if they are terminated without cause or if they terminate their employment for good reason (as defined in the plan) within two years of a change of control of our company. Benefits under the plan include:

•	full vesting and immediate exercisability of all stock options held by the employee;

•	immediate lapsing of any repurchase rights relating to shares of our stock held by the employee;

•	continuation of all life, medical, dental, vision and disability insurance benefits for a period ranging from a minimum of three months (for managers that are terminated between one and two years following a change of control) to a maximum of one year (for our Chief Executive Officer, Chief Financial Officer and vice presidents that are terminated within one year following a change of control); and

•	a lump-sum severance payment ranging from a minimum of 25% of base salary and bonus (for our managers that are terminated between one and two years following a change of control) to a maximum of 100% of base salary and bonus (for our Chief Executive Officer, Chief Financial Officer and vice presidents that are terminated within one year following a change of control).

As part of Mr. Farley’s offer of employment, he agreed that disputes arising out of his employment with us will be resolved through binding arbitration.

Employee Benefit Plans

1995 Stock Plan

General. Our 1995 Stock Plan was adopted by our board of directors in January 1995 and approved by our stockholders in January 1996. We ceased granting options under the 1995 Stock Plan upon the adoption of our 2000 Equity Incentive Plan by our stockholders. As a result, we will not make any additional grants or awards under the stock option plan. Options previously issued under the stock option plan will remain outstanding subject to the terms and conditions in effect immediately prior to the termination of the stock option plan. Except as otherwise noted below, the options granted under the 1995 Stock Plan have the same terms as those options granted under the 2000 Equity Incentive Plan.

Share Reserve. We reserved a total of 1,512,000 shares of our common stock for issuance under the stock option plan.

Administration. Our board of directors is the administrator of the stock option plan unless it delegates administration to a committee of the board. The administrator has the authority to construe, interpret and amend the stock option plan as well as to determine the recipients of awards under the stock option plan and the terms of such awards, including the number of shares subject to the awards, the vesting and/or exercisability of the awards and the exercise price of the awards. The administrator also has the authority to reduce the exercise price of an option to the then fair market value of our common stock if the value of our common stock has declined since the date the option was granted.

Stock Purchase Rights. The administrator determined the purchase price of stock purchase rights issued under the 1995 Stock Plan. Shares that we sold or awarded under the stock option plan were restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the administrator determined, but no less than a minimum of 20% per year. The purchase price for shares repurchased by us was the original purchase price paid by the purchaser.

Stock Options and Awards Granted. As of June 30, 2004, we had options outstanding under our 1995 Stock Plan to purchase 459,760 shares of our common stock and we granted 57,750 shares of restricted stock under our 1995 Stock Plan.

Other Provisions. Under the terms of the 1995 Stock Plan, if we dissolve or liquidate, following notice by the plan administrator, outstanding stock option awards will terminate immediately prior to such event. Upon certain change in control transactions, the surviving corporation may assume all outstanding awards under the stock option plan or substitute other awards for the outstanding awards. If the surviving corporation does not assume or substitute, then the awards will terminate immediately prior to the change in control.

2000 Equity Incentive Plan

General. Our board of directors adopted our 2000 Equity Incentive Plan in May 2000, and our stockholders approved it in October 2000. The 2000 Equity Incentive Plan was amended on three occasions to increase the number of shares of our common stock available under the plan.

Share Reserve. We have reserved a total of 2,368,000 shares of our common stock for issuance under the incentive plan. On May 1 of each year, the share reserve is automatically increased by 147,000 shares. If the recipient of a stock award does not purchase the shares subject to such stock award before the stock award expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the incentive plan.

Administration. Our board of directors is the administrator of the incentive plan unless it delegates administration to a committee of the board of directors. Following the date on which our common stock is designated, or approved for designation upon notice of issuance as a security on The NASDAQ National Market, a committee consisting solely of two or more independent directors will be the administrator of the incentive plan. The administrator has the authority to construe, interpret and amend the plan as well as to determine the recipients of awards under the plan and the terms of such awards including the number of shares subject to the awards, the vesting and/or exercisability of the awards and the exercise price of the awards. Neither the board nor the committee may, however, amend the plan to increase the number of shares reserved under the plan or to increase the term of the plan without the approval of our stockholders.

Eligibility. The administrator may grant incentive stock options qualified under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The administrator also may grant nonstatutory stock options, restricted stock and stock purchase rights to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

Option Terms. The administrator may grant incentive stock options with an exercise price of 110% of the fair market value of a share of our common stock on the grant date to employees who, at the time of grant, owned or are deemed to own stock possessing more than 10% of the total combined voting power of our outstanding stock or the total combined voting power of one of our affiliates. The administrator may grant incentive stock options with an exercise price of no less than 100% of the fair market value of a share of our common stock on the grant date to any other employee. The administrator may also grant nonstatutory stock options with an exercise price no less than the par value of our common stock on the grant date. Under the 1995 Stock Plan, nonstatutory stock options must have an exercise price of 85% or more of the fair market value of the common stock on the date of grant.

Incentive stock options granted to persons who, at the time of the grant, own or are deemed to own stock possessing more than 10% of our total combined voting power or the total combined voting power of one of our affiliates must expire within five years of the grant. All other options must expire within 10 years of the grant.

No employee may receive incentive stock options that exceed the $100,000 per year fair market value limitation set forth in Section 422(d) of the Internal Revenue Code. To determine whether the $100,000 per year limitation has been exceeded, we calculate the fair market value of the aggregate number of shares under all incentive stock options granted to an employee that will become exercisable for the first time during a calendar year. Options covering stock in excess of the $100,000 limitation are automatically converted into nonstatutory stock options.

In each option grant, the administrator may provide for a period of time during which the optionholder may exercise the vested portion of his or her option following the termination of such optionholder’s service to us or our affiliates. Generally, options will expire three months after the termination of the optionholder’s service to us or our affiliates. In the case of an optionholder’s disability or death, the exercise period generally will be extended to 12 months.

Options and other rights granted under the incentive plan may not be sold, pledged or otherwise transferred other than upon the optionholder’s death. The optionholder may designate a beneficiary to exercise both incentive and nonstatutory options following the optionholder’s death. If the optionholder does not designate a beneficiary, the optionholder’s option rights will pass to his or her heirs by will or the laws of descent and distribution.

Tax Limitations. Section 162(m) of the Internal Revenue Code denies a deduction to publicly-held corporations for compensation paid to the corporation’s chief executive officer and its four highest compensated officers in a taxable year to the extent that the compensation for each such officer exceeds

$1.0 million. In order to qualify options granted under the incentive plan for an exemption for performance-based compensation provided under Section 162(m), no employee may be granted options under the incentive plan covering an aggregate of more than 500,000 shares in any calendar year.

Grants to Independent Directors. During the term of the incentive plan, our non-employee directors are to be granted an option to purchase 6,300 shares of our common stock on the date of each annual meeting of our stockholders. The exercise price of each such option is equal to the fair market value on the date the option is granted. One-third of the shares subject to the option will vest on the one-year anniversary of the date of the grant and thereafter 1/36 of the shares subject to such option vest each month such that the option becomes fully vested on the three-year anniversary of the date of grant.

Terms of Other Stock Awards. The administrator determines the purchase price of other stock awards. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the administrator determines. The board of directors, however, may accelerate the vesting of such awards.

Other Provisions. In the event of certain corporate transactions not involving our receipt of consideration, such as a merger, consolidation, reorganization, stock dividend or stock split, the board of directors will appropriately adjust the incentive plan and outstanding awards as to the class and the maximum number of shares subject to the incentive plan and to the Section 162(m) limit.

In the event we dissolve, liquidate or undergo certain change of control transactions, outstanding stock awards may terminate immediately prior to such event provided that for a certain period of time prior to such events, outstanding options, restricted stock and/or stock purchase rights will accelerate and become fully vested and exercisable. Upon certain change in control transactions, the surviving corporation may assume all outstanding awards under the incentive plan or substitute other awards for the outstanding awards. If the surviving corporation does not assume or substitute the outstanding awards, then the awards will accelerate and will terminate immediately prior to the change in control.

Stock Options and Awards Granted. As of June 30, 2004, we had options outstanding to purchase 2,041,592 shares of our common stock and no stock awards issued under the incentive plan.

Plan Termination. The incentive plan will terminate in 2010 unless the board of directors terminates it sooner.

2004 Employee Stock Purchase Plan

General. Our board of directors intends to adopt the 2004 Employee Stock Purchase Plan, subject to stockholder approval.

Share Reserve. We will authorize the issuance of            shares of our common stock pursuant to purchase rights granted to eligible employees under the purchase plan.

Eligibility. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. The purchase plan provides a means by which eligible employees may purchase our common stock through payroll deductions. We implement the purchase plan by offerings of purchase rights to eligible employees. Generally, all of our full-time employees and the full-time employees of our affiliates incorporated in the United States may participate in offerings under the purchase plan. However, no employee may participate in the purchase plan if, immediately after we grant the employee a purchase right, the employee has voting power as to 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock have been purchased under the purchase plan.

Administration. Under the purchase plan, eligible employees may purchase stock during six-month offering periods, except that the first offering period will commence January 1, 2005 and end on April 30, 2005. Common stock will be purchased for accounts of participating employees at a price per share equal to the lower of:

•	85% of the fair market value of a share on the first day of the offering; or

•	85% of the fair market value of a share on the purchase date (i.e., the last day of the offering period).

For each offering we will offer shares registered on a Form S-8 registration statement. The fair market value of the shares (as defined in the purchase plan) on the first date of this offering will be the closing sales price for such shares (or the mean between the closing bid and asked prices, if no sales were reported) as quoted on The NASDAQ National Market on such date, or if the shares were not traded on such date, then on the next preceding trading date.

If authorized by the board of directors, participating employees may authorize payroll deductions of between 1% and 15% of their base compensation for the purchase of stock under the purchase plan. Generally, employees may end their participation in the offering at any time up to 15 days before a purchase period ends. Their participation ends automatically upon termination of their employment or loss of full-time status.

Other Provisions. The board of directors may grant eligible employees purchase rights under the purchase plan only if the purchase rights, together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates will not permit such employee’s right to purchase our stock to accrue at a rate that exceeds $25,000 for each calendar year in which the purchase rights are outstanding. Additionally, each participating employee cannot purchase more than 1,000 shares per six-month offering period.

Upon a change in control, the board of directors may authorize one or more of the following actions in its sole discretion: a surviving corporation to assume outstanding purchase rights or substitute other purchase rights therefor, provide for the current offering period to be shortened and allow stock to be purchased for the participants immediately before the change in control, or provide for all outstanding purchase rights to terminate without being exercised.

401(k) Plan

We maintain a retirement and deferred savings plan for our employees in the United States. This plan is intended to qualify as a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. The retirement and deferred savings plan provides that each participant may contribute up to 60% of his or her pre-tax compensation (up to a statutory limit of $13,000 for calendar year 2004). Under the plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The retirement and deferred savings plan also permits us to make discretionary contributions, subject to established limits and a vesting schedule.

To date, we have not made any discretionary contributions to the retirement and deferred savings plan on behalf of participating employees.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that, except to the extent prohibited by Delaware law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by our directors. Under Delaware law, our directors have a fiduciary duty to us which is not eliminated by this provision and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our amended and restated bylaws, any agreement, a vote of stockholders or otherwise. Our amended and restated certificate of incorporation to be in effect upon completion of this offering eliminates the personal liability of directors to the fullest extent permitted by Delaware law. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative), by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Further, our amended and restated bylaws provide that we shall indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are empowered to indemnify our other officers, employees and agents as allowed by Delaware law. We are also empowered under our amended and restated bylaws to enter into indemnification agreements with our directors, officers, employees and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify.

We have entered into agreements to indemnify our directors and executive officers and to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We maintain directors’ and officers’ liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

RELATED PARTY TRANSACTIONS

Sale of Series E Preferred Stock

In August 2001, we issued 4,902,298 shares of our Series E preferred stock at a price of $5.12 per share for an aggregate purchase price of approximately $25.1 million. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act. The purchasers of our Series E preferred stock included, among others, the following holders of more than 5% of our outstanding stock:

Entities affiliated with Menlo Ventures	292,969	(1)
Entities affiliated with the Sprout Group	1,953,125	(2)
The Bay City Capital Fund I, L.P.	497,093	(3)
The State of Michigan	497,093	(4)
Entities and persons affiliated with Bank of America Ventures	195,313	(5)

(1)	Consists of 288,639 shares of Series E preferred purchased by Menlo Ventures VI, L.P. and 4,330 shares of Series E preferred stock purchaser by Menlo Entrepreneurs Fund VI, L.P. H. DuBose Montgomery, the chairman of our board of directors, is a managing member of MV Management VI, LLC, the general partner of Menlo Ventures VI, L.P. and of Menlo Entrepreneurs; Fund VI, L.P.

(2)	Consists of 234,375 shares of Series E preferred stock purchased by Sprout Capital VIII, L.P.; 1,555,168 shares of Series E preferred stock purchased by Sprout Capital IX, L.P.; 14,648 shares of Series E preferred stock purchased by Sprout Venture Capital, L.P.; 6,129 shares of Series E preferred stock purchased by Sprout Entrepreneurs Fund, L.P.; 33,500 shares of Series E preferred stock purchased by DLJ Capital Corporation; 19,531 shares of Series E preferred stock purchased by DLJ ESC II, L.P. and 89,774 shares of Series E preferred stock purchased by Sprout IX Plan Investors, L.P. Kathleen D. LaPorte, a member of our board of directors, is a managing director of DLJ Capital Corporation and exercises voting and investment power over the shares purchased by these entities.

(3)	Lori M. Robson, a member of our board of directors, is a venture partner of Bay City Capital LLC, and exercises voting and investment power over shares owned by The Bay City Capital Fund I, L.P.

(4)	The shares were subsequently transferred to the Stockwell Fund, L.P., an affiliated partnership of the State of Michigan Retirement System.

(5)	Consists of 175,782 shares of Series E preferred stock purchased by Bank of America Ventures and 19,531 shares of Series E preferred stock purchased by BA Venture Partners III.

Other Arrangements

We have adopted the VNUS Severance Plan for Management and Key Employees, which provides that certain employees, including our named executive officers and Timothy A. Marcotte, our Chief Financial Officer, are entitled to receive specified benefits if they are terminated without cause or if they terminate their employment for good reason within two years of a change in control of our company. For more information regarding the VNUS Severance Plan for Management and Key Employees, see “Management— VNUS Severance Plan.”

We have entered into an agreement with holders of our preferred stock, including entities affiliated with some of our directors and holders of 5% or more of our voting securities, whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock. For more information regarding registration rights, see “Description of Capital Stock— Registration Rights.”

We have entered into agreements to indemnify our directors and executive officers in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. For more information regarding indemnification matters, see “Management— Limitation of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of June 30, 2004:

•	each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders selling shares in this offering.

Applicable percentage ownership in the following table is based on 15,486,356 shares of common stock outstanding as of June 30, 2004, giving effect to the conversion of all outstanding shares of preferred stock into common stock as though such occurred as of June 30, 2004, and                      shares of common stock outstanding immediately following the completion of this offering. Beneficial ownership and percentage ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The number of shares beneficially owned by a person includes shares subject to options and warrants held by that person that are currently exercisable within 60 days of June 30, 2004. The shares of common stock subject to those options or warrants are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. To our knowledge, except as indicated by footnote, each person identified in the table below possesses sole voting and investment power with respect to all shares of common stock held by them, except to the extent shared under applicable community property laws. The following table assumes no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address of each of the named individuals is c/o VNUS Medical Technologies, Inc., 2200 Zanker Road, Suite F, San Jose, California 95131.

	Shares Beneficially Owned			Shares Beneficially
	Prior to the Offering		Shares Being	Owned After the Offering
			Sold in the
Name and Address	Number	Percentage	Offering	Number	Percentage

Five Percent Stockholders
Entities affiliated with Menlo Ventures (1)	4,887,640	31.6%
Entities affiliated with the Sprout Group(2)	3,894,785	25.1%
The Bay City Capital Fund I, L.P.(3)	1,757,072	11.2%
Stockwell Fund, L.P.(4)	1,547,072	10.0%
Entities affiliated with H&Q Capital Management(5)	1,367,188	8.8%
Entities and persons affiliated with Bank of America Ventures(6)	898,153	5.8%

	Shares Beneficially Owned			Shares Beneficially
	Prior to the Offering		Shares Being	Owned After the Offering
			Sold in the
Name and Address	Number	Percentage	Offering	Number	Percentage

Directors and Named Executive Officers
H. DuBose Montgomery(7)	4,887,640	31.6%
W. James Fitzsimmons(8)	53,665	*	—
Kathleen D. LaPorte(9)	3,894,785	25.1%
Lori M. Robson(10)	1,757,072	11.2%
Brian E. Farley(11)	577,386	3.7%	—
Robert C. Colloton(12)	140,821	*	—
Scott H. Cramer(12)	147,204	*	—
Robert G. McRae(13)	48,928	*	—
William A. Perry(12)	40,417	*	—
All directors and executive officers as a group (9 persons)(14)	11,547,918	70.2%
Other Selling Stockholders

*	Less than 1%.

(1)	Consists of 4,815,411 shares of common stock owned by Menlo Ventures VI, L.P. and 72,229 shares of common stock owned by Menlo Entrepreneurs Fund VI, L.P. (the “Menlo Ventures Entities”). H. DuBose Montgomery, the chairman of our board of directors, is a managing member of MV Management VI, LLC, the general partner of the Menlo Ventures Entities, and exercises voting and investment power over the shares owned by the Menlo Ventures Entities. Mr. DuBose disclaims beneficial ownership of the shares held by these funds, except to the extent of his proportionate pecuniary interest therein. The address of the Menlo Ventures Entities is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.
(2)	Consists of 1,104,485 shares of common stock owned by Sprout Capital VII, L.P.; 779,341 shares of common stock owned by Sprout Capital VIII, L.P.; 1,555,168 shares of common stock owned by Sprout Capital IX, L.P.; 89,774 shares of common stock owned by Sprout IX Plan Investors, L.P.; 12,829 shares of common stock owned by Sprout CEO Fund, L.P.; 47,346 shares of common stock owned by Sprout Venture Capital, L.P.; 6,129 shares of common stock owned by Sprout Entrepreneurs Fund, L.P.; 63,617 shares of common stock and 42,000 shares of common stock subject to an option that is exercisable within 60 days of June 30, 2004 owned by DLJ Capital Corporation; 126,927 shares of common stock owned by DLJ First ESC, L.P.; 67,129 shares of common stock owned by DLJ ESC II, L.P. (the owners are collectively referred to as the “Sprout Affiliated Entities”). DLJ Capital Corporation makes all of the investment decisions on behalf of the Sprout Affiliated Entities. DLJ Capital Corporation is a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., a Delaware corporation and wholly-owned subsidiary of Credit Suisse First Boston, Inc., a Delaware corporation. Kathleen D. LaPorte, a member of our board of directors, is a managing director of DLJ Capital Corporation and exercises voting and investment power over the shares owned by the Sprout Affiliated Entities. Ms. LaPorte disclaims beneficial ownership of the shares held by the Sprout Affiliated Entities, except to the extent of her proportionate pecuniary interest therein. The address of the Sprout Group is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, California 94025.
(3)	Consists of 1,547,072 shares of common stock and 210,000 shares of common stock subject to a warrant exercisable within 60 days of June 30, 2004. Investment decisions of the Bay City Capital Fund I, L.P. are made by Bay City Capital LLC. Lori M. Robson, a member of our board of directors, is a venture partner of Bay City Capital LLC, and exercises voting and investment power over the shares owned by Bay City Capital Fund I, L.P. Ms. Robson disclaims beneficial ownership of the shares held by the fund, except to the extent of her proportionate pecuniary interest therein. The address of The Bay City Capital Fund I, L.P. is 750 Battery Street, Suite 660, San Francisco, California 94111.
(4)	Stockwell Fund, L.P. is a captive affiliated partnership of, and holds the shares for the benefit of, the State of Michigan Retirement System. The address of the Stockwell Fund, L.P. is 190 S. LaSalle Street, Suite 2830, Chicago, Illinois 60603.
(5)	Consists of 820,313 shares of common stock owned by H&Q Healthcare Investors and 546,875 shares of common stock owned by H&Q Lifesciences Investors, each of which is a publicly traded closed-end mutual fund. Hambrecht and Quist Capital Management is the fund manager of H&Q Healthcare Investors and H&Q Life Sciences Investors. The address for Hambrecht and Quist Capital Management, LLC is 30 Rowes Wharf, Suite 430, Boston, Massachusetts 02110-3328
(6)	Consists of 806,573 shares of common stock owned by Bank of America Ventures; 89,761 shares of common stock owned by BA Venture Partners III and 1,819 shares of common stock owned by Kate D. Mitchell. Ms. Mitchell is the president and a managing director of Bank of America Ventures and disclaims beneficial ownership of the shares owned by Bank of America Ventures and by BA Venture Partners III, except to the extent of her proportionate pecuniary interest therein. Bank of America Ventures is a wholly-owned subsidiary of Bank of America Corporation, a publicly-traded company listed on the New York Stock Exchange. BA Venture Partners III is a co-investment general partnership and affiliate of Bank of America Ventures. James D. Murphy, Jess R. Marzak, Anchie Y. Kuo, Robert M. Obuch, Rory T. O’Driscoll, George E. Rossman and Mark J. Brooks are each general partners of BA Venture Partners III, and have voting power and investment power over the shares owned by BA Venture Partners III. Each of the general partners disclaims beneficial ownership of the shares owned by

BA Venture Partners III, except to the extent of their proportionate pecuniary interest in BA Venture Partners III. The address of Bank of America Ventures is 950 Tower Lane, Suite 700, Foster City, California 94404.
(7)	Consists entirely of shares of common stock beneficially owned by funds affiliated with Menlo Ventures. Mr. DuBose disclaims beneficial ownership of the shares held by these funds, except to the extent of his proportionate pecuniary interest therein. See footnote 1 above.
(8)	Consists of shares of common stock subject to options that are exercisable within 60 days of June 30, 2004.
(9)	Consists entirely of shares of common stock beneficially owned by the Sprout Affiliated Entities. Ms. LaPorte, a member of our board of directors, is a managing director of DLJ Capital Corporation, an affiliate of the Sprout Affiliated Entities, and exercises voting and investment power over the shares owned by the Sprout Affiliated Entities. Ms. LaPorte disclaims beneficial ownership of the shares held by these funds, except to the extent of her proportionate pecuniary interest therein. See footnote 2 above.

(10)	Consists entirely of shares of common stock beneficially owned by The Bay City Capital Fund I, L.P. Ms. Robson, a member of our board of directors, is a venture partner of Bay City Capital LLC, an affiliate of Bay City Capital Fund I, L.P., and exercises voting and investment power over the shares owned by Bay City Capital Fund I, L.P. Ms. Robson disclaims beneficial ownership of the shares held by the fund. See footnote 3 above.
(11)	Includes 30,000 shares of common stock held by Mr. Farley’s dependent children and 285,067 shares of common stock subject to options exercisable within 60 days of June 30, 2004.
(12)	Consists of shares of common stock subject to options exercisable within 60 days of June 30, 2004.
(13)	Includes 42,045 shares of common stock subject to options exercisable within 60 days of June 30, 2004.
(14)	Total number of shares includes common stock held by entities affiliated with directors and executive officers. See footnotes 7 through 13 above.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the filing of our amended and restated certificate of incorporation, will consist of 85,000,000 shares of common stock, $0.001 par value per share, and 15,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

As of June 30, 2004, there were 15,706,356 shares of our common stock outstanding and held by approximately 120 stockholders of record. This amount assumes the conversion of all outstanding shares of preferred stock into common stock upon the completion of this offering and the exercise of warrants to purchase 220,000 shares of common stock. After this offering, based on these assumptions, the issuance of                      shares of common stock in this offering and assuming no additional exercise of stock options or other convertible or exercisable securities, there will be                      shares of our common stock outstanding, or                      shares if the underwriters exercise their over-allotment option in full.

Holders of our common stock are entitled to one vote, in person or by proxy, for each share of record on all matters submitted to a vote of stockholders. Holders of our common stock are not entitled to cumulate their votes in the election of directors. All shares of our common stock rank equally as to voting and all other matters. Our stockholders cannot amend, alter or repeal any provision of our bylaws without the affirmative vote of 75% of all stockholders voting together as a single class. The holders of our common stock are entitled to receive ratably such lawful dividends as may be declared from time to time by our board of directors out of funds legally available for payment. However, such dividends are subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, the holders of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of our preferred stock. The shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are, and all shares or common stock to be outstanding upon completion of this offering will be, validly issued, fully-paid and non-assessable.

Preferred Stock

As of June 30, 2004, there were 25,219,753 shares of our preferred stock outstanding, consisting of 2,537,500 shares of Series A-1 preferred stock, 2,030,000 shares of Series A-2 preferred stock, 1,015,000 shares of Series A-3 preferred stock, 1,691,667 shares of Series B preferred stock, 4,969,038 shares of Series C preferred stock, 8,074,250 shares of Series D preferred stock and 4,902,298 shares of Series E preferred stock. All outstanding shares of preferred stock will be automatically converted into an aggregate of shares of common stock immediately prior to the completion of this offering and will no longer be issued and outstanding. Each outstanding share of Series A-1, A-2, A-3, B, C and D preferred stock will be converted into approximately 0.42 shares of our common stock based on current conversion prices of $0.238, $0.714, $2.143, $2.857, $4.048 and $4.762 per share, respectively. Each outstanding share of Series E preferred stock will be converted into one share of common stock. Upon completion of this offering, we will file our amended and restated certificate of incorporation which deletes all references to each prior series of preferred stock and authorizes shares of undesignated preferred stock, par value $0.001.

After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock following this offering.

Options and Purchase Rights

As of June 30, 2004, options to purchase a total of 2,501,352 shares of our common stock were outstanding under our 1995 Stock Option Plan and 2000 Equity Incentive Plan. Our 1995 Stock Option Plan was superceded by and terminated upon the adoption of our 2000 Equity Incentive Plan, and we may no longer grant options under our 1995 Stock Option Plan. Options to purchase a total of 217,922 shares of our common stock remain available for future issuance as of June 30, 2004 under our 2000 Equity Incentive Plan. We may also issue shares of common stock pursuant to purchase rights granted to eligible employees under our 2000 Employee Stock Purchase Plan. See “Management—Employee Benefit Plans.”

Warrants

As of June 30, 2004, there were outstanding warrants to purchase an aggregate of 220,000 shares of our common stock at a weighted-average exercise price of $4.78 per share. An outstanding warrant to purchase 210,000 shares of our common stock at an exercise price of $4.76 per share expires on January 31, 2006. An outstanding warrant to purchase 10,000 shares of our common stock at an exercise price of $5.12 per share expires on the earlier of (a) February 21, 2006, (b) the sale, conveyance, disposal or encumbrance of all or substantially all of our assets, (c) our merger into or consolidation with another corporation or (d) any other transaction or series of related transactions involving the disposition of more than fifty percent (50%) of our voting power.

Each of the warrants described above has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of the warrants described above contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

Beginning 180 days after the date of this prospectus, the holders of shares of our common stock or their transferees, including the holders of shares of common stock issuable upon the exercise of outstanding warrants, will have the right to require us to effect a registration under the Securities Act of 1933 with respect to shares of registrable securities having an expected aggregate offering price of at least $10.0 million. Within 10 days of the receipt of such request for registration, we are required to notify all of the holders of registrable securities and allow them the chance to participate in the registration.

Subject to the conditions and limitations specified in our Fifth Restated Stockholder Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part, these registration rights include the following:

•	Two demand registration rights, which require us to register sales of such holders’ shares so long as such shares have an expected aggregate offering price of at least $10.0 million, subject to the discretion of our board of directors to delay the registration for up to 120 days not more than once in any 12-month period and subject to our right to refuse the registration request if we have effected a registration statement within the last three months.

•	An unlimited number of piggyback registration rights, which require us to register sales of a holder’s shares when we undertake a public offering other than in connection with (a) a registration relating solely to employee benefit plans, (b) a registration relating to a Rule 145 transaction or (c) the investors’ demand registration rights noted above. However, the managing underwriter, if any, of any such offering has the right to limit the number of the registrable securities proposed to be included in such registration. The managing underwriter will not have the right, however, to limit the number of such holders’ registrable securities to less than 25% of the total number of securities proposed to be included in such registration, except that under the agreement none of the registrable securities need be included in this offering.

•	Following our eligibility to register shares on Form S-3, holders of registration rights may require us to register sales of shares on Form S-3 up to two times if the holders request registration of the sale of more than $1.0 million of common stock, subject to the discretion of our board of directors to delay the registration for a period not to exceed 90 days not more than once in any 12-month period.

We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions.

Anti-Takeover Provisions

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent,

by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Staggered Board. Our amended and restated certificate of incorporation provides that our board is classified into three classes of directors. The existence of a staggered board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors or our President.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by the stockholders, up to 15,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

NASDAQ National Market

We have applied to list our common stock on The NASDAQ National Market under the trading symbol “VNUS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have outstanding                      shares of common stock based upon our shares outstanding as of June 30, 2004, and assuming no outstanding options or warrants are exercised prior to the completion of this offering.

Of the                      shares to be outstanding upon completion of this offering,                      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

The remaining 15,486,356 shares of common stock outstanding after this offering are restricted securities as defined in Rule 144, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. Substantially all of these remaining shares of common stock are held by officers, directors and existing stockholders who are subject to various lock-up agreements or market stand-off provisions that prohibit them from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co. Banc of America Securities LLC and Piper Jaffray & Co. may, in their discretion and at any time without notice, release all or any portion of the common stock held by our officers, directors and existing stockholders subject to these lock-up agreements.

As a result of the lock-up agreements and market stand-off provisions described above and the provisions of Rule 144, 144(k) or 701 of the Securities Act, the                      shares of our common stock will be available for sale in the public market as follows:

•	shares will be eligible for sale under Rule 144(k) upon effectiveness of this offering;

•	shares will be eligible for sale under Rule 701 and Rule 144 beginning 90 days after the date of this prospectus; and

•	shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described above, beginning 180 days after the date of this prospectus.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company.                      shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus; however, such shares will be subject to the lock-up agreements and market stand-off provisions described above.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding three months may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.                      shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, such shares will be subject to the lock-up agreements and market stand-off provisions described above.                      shares will qualify for resale under Rule 144(k) within 180 days after the date of this prospectus.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2004, 984,485 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. Substantially all of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lockup period or upon obtaining the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co. to release all or any portion of the shares subject to lock-up agreements to which Banc of America Securities LLC and Piper Jaffray & Co. are parties.

Registration Rights

As described above in “Description of Capital Stock—Registration Rights,” upon completion of this offering, the holders of approximately                      shares of our common stock, including shares issued upon conversion of our preferred stock and shares issued upon the exercise of warrants, will have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our common stock, subject to the 180 day lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Options and Warrants

In addition to the                      shares of common stock outstanding immediately after this offering, as of June 30, 2004, there were outstanding options to purchase 2,501,352 shares of our common stock and outstanding warrants to purchase 220,000 shares of our common stock.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued upon the exercise of options granted under our 1995 Option Plan, 2000 Equity Incentive Plan and 2004 Employee Stock Purchase Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, Rule 144 limitations applicable to our affiliates and the contractual lock-up agreements and market stand-off provisions described above. Of the 2,501,352 shares issuable upon exercise of outstanding options to purchase our common stock as of June 30, 2004,                      shares will be vested and eligible for sale 180 days after the date of this prospectus.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

FOR NON-UNITED STATES HOLDERS

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of our common stock to non-United States holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons who own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business;

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or “USRPHC,” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Piper Jaffray & Co. and William Blair & Company are the representatives of these underwriters. We will enter into a firm commitment underwriting agreement with these representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Number
Underwriter	of Shares

Banc of America Securities LLC
Piper Jaffray & Co.
William Blair & Company

Total	$

Banc of America Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers for this offering.

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $          per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $           per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

We have granted the underwriters an over-allotment option to buy up to                     additional shares of our common stock, at the same price per share as they are paying for the shares shown in the table above and with the same underwriting discount, as set forth above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.

The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $          .

	No Exercise	Full Exercise

Per share	$	$
Total to be paid by us	$	$
Total to be paid by the selling stockholders	$	$

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

The underwriters have informed us that neither they nor any other underwriter participating in the distribution of the offering expects to make sales to accounts over which they exercise discretionary authority without the prior written approval of the customer.

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price was negotiated between us and the underwriters. The factors considered in determining the public offering price include:

•	the history of, and prospects for, our company and the industry in which we compete;

•	our past and present financial performance;

•	an assessment of our management;

•	the present state of our development;

•	the prospects for our future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering; and

•	market valuations of publicly-traded companies that we and the underwriters believe to be comparable to us.

We and each of our directors, executive officers and the selling stockholders, and substantially all of our current stockholders and optionholders, have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of stock and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing subject to certain common exceptions, without the prior written consent of Banc of America Securities LLC and Piper Jaffray & Co. for a period of 180 days from the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions. The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transaction. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making. Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The NASDAQ National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

This offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. which provides that, among other things, when an NASD member firm participates in an offering of equity securities of a company with whom such member has a “conflict of interest” (as defined Rule 2720), the initial public offering price can be no higher than that recommended by a “qualified independent underwriter” (as defined in Rule 2720) (a “QIU”). Banc of America Securities LLC is

deemed to have such a conflict of interest with VNUS due to the fact that Banc of America Ventures, an entity affiliated with Banc of America Securities LLC, owns 1,169,223, 500,000 and 195,311 shares of the Company’s Series C preferred stock, Series D preferred stock and Series E preferred stock, respectively which we will convert into an aggregate of 896,334 shares of common stock immediately prior to the completion of this offering. Piper Jaffray & Co. is serving as the QIU in the offering and will recommend a price in compliance with the requirements of Rule 2720. Piper Jaffray & Co. has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus forms a part. Piper Jaffray & Co., in its capacity as QIU, will receive no additional compensation as such in connection with this offering.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. The underwriters have been represented by Cooley Godward LLP, Palo Alto, California.

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Our financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Prior to the date of this prospectus, the Arthur Andersen LLP partners who audited those financial statements resigned from Arthur Andersen LLP. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the inclusion in this registration statement of its audit reports with respect to our financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Acts permits us to file this registration statement without written consents from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP may not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

EXPERTS

Our financial statements for the fiscal year ended December 31, 2001 included in this prospectus have been audited by Arthur Andersen LLP. Arthur Andersen LLP has not reissued its report with respect to those financial statements and we have not been able to obtain, after reasonable efforts, Arthur Andersen LLP’s written consent to the inclusion in this prospectus of said report. Accordingly, Arthur Andersen LLP will not be liable to investors under Section 11(a) of the Securities Act because it has not consented to being named as an expert in this registration statement. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in the financial statements to which its audit report relates. In addition, even if you were able to assert such a claim, as a result of its recent conviction of federal obstruction of justice charges and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise with respect to its audit report.

The financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission for the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our Securities and Exchange Commission filings are also available at the office of The NASDAQ National Market. For further information on obtaining copies of our public filings at The NASDAQ National Market, you should call (212) 656-5060.

VNUS MEDICAL TECHNOLOGIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

VNUS Medical Technologies, Inc:

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of VNUS Medical Technologies, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of VNUS Medical Technologies, Inc. for the year ended December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 14, 2002.

/s/ PricewaterhouseCoopers LLP

San Jose, California

February 27, 2004

NOTE:     IN ACCORDANCE WITH RULE 2-02 OF REGULATION S-X, THE REPORT BELOW IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP (“ANDERSEN”), WHICH REPORT HAS NOT BEEN REISSUED BY ANDERSEN. THE COMPANY HAS BEEN UNABLE TO OBTAIN THE CONSENT OF ANDERSEN TO THE INCLUSION OF THIS REPORT IN THIS FORM S-1 AND IN RELIANCE UPON RULE 437A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “SECURITIES ACT”) HAS NOT FILED SUCH CONSENT WITH THIS FORM S-1. BECAUSE WE HAVE NOT BEEN ABLE TO OBTAIN ANDERSEN’S CONSENT, YOU MAY NOT BE ABLE TO RECOVER AGAINST ANDERSEN UNDER SECTION 11 OF THE SECURITIES ACT FOR ANY UNTRUE STATEMENTS OF A MATERIAL FACT CONTAINED IN THE COMPANY’S FINANCIAL STATEMENTS AUDITED BY ANDERSEN OR ANY OMISSION TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN. CERTAIN FINANCIAL INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2001 WAS NOT REVIEWED BY ANDERSEN AND INCLUDES RECLASSIFICATIONS TO CONFORM TO OUR 2003 AND 2002 FINANCIAL STATEMENT PRESENTATION.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of

VNUS Medical Technologies, Inc:

We have audited the accompanying balance sheets of VNUS Medical Technologies, Inc. (a Delaware Corporation) as of December 31, 2000 and 2001, and the related statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of VNUS Medical Technologies, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

San Jose, California

February 14, 2002

VNUS MEDICAL TECHNOLOGIES, INC.

Balance Sheets

				Pro Forma
				Stockholders’
	December 31,			Equity at
			June 30,	June 30,
	2002	2003	2004	2004

			(unaudited)

	(in thousands, except per share and share data)
ASSETS
Current assets:
Cash and cash equivalents	$12,601	$11,711	$11,382
Accounts receivable, net	1,845	3,330	4,411
Inventory	1,479	871	1,599
Prepaid expenses and other current assets	197	242	375

Total current assets	16,122	16,154	17,767
Property and equipment, net	1,103	991	1,076
Other assets	660	644	635

Total assets	$17,885	$17,789	$19,478

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$411	$884	$1,296
Accrued liabilities	1,181	2,557	2,462

Total current liabilities	1,592	3,441	3,758
Other liabilities	79	107	115

Total liabilities	1,671	3,548	3,873

Commitments and contingencies (Note 7)
Stockholders’ equity:
Convertible preferred stock: $0.001 par value; 27,793,055 shares authorized; 25,186,747 shares issued and outstanding in 2002, 2003 and 25,219,753 issued and outstanding at June 30, 2004 (unaudited) and none issued and outstanding pro forma (unaudited) (Liquidation value: $53,447 as of December 31, 2002 and 2003; $53,503 as of June 30, 2004 (unaudited))	25	25	25	—
Common stock: $0.001 par value; 21,000,000 shares authorized; Issued and outstanding: 1,962,035, 1,994,068, and 2,050,235 (unaudited) shares issued and outstanding at December 31, 2002, 2003, and at June 30, 2004, respectively and 15,486,356 shares issued and outstanding pro forma (unaudited) at June 30, 2004	2	2	2	15
Additional paid-in capital	58,266	58,685	60,370	60,370
Deferred stock compensation	(624)	(432)	(1,610)	(1,610)
Accumulated deficit	(41,455)	(44,039)	(43,182)	(43,182)

Total stockholders’ equity	16,214	14,241	15,605	$15,593

Total liabilities and stockholders’ equity	$17,885	$17,789	$19,478

The accompanying notes are an integral part of these financial statements.

VNUS MEDICAL TECHNOLOGIES, INC.

Statements of Operations

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except share data)
Net revenues	$5,564	$10,041	$21,838	$8,375	$16,864
Cost of revenues(1)	2,803	3,646	6,311	2,610	4,135

Gross profit	2,761	6,395	15,527	5,765	12,729

Operating expenses
Sales and marketing(1)	5,705	7,728	11,997	5,054	7,463
Research and development(1)	2,534	2,156	3,676	1,537	2,440
General and administrative(1)	2,783	2,749	2,609	1,325	1,927

Total operating expenses	11,022	12,633	18,282	7,916	11,830

Income (loss) from operations	(8,261)	(6,238)	(2,755)	(2,151)	899
Interest and other income	294	283	171	107	53
Interest expense	(534)	—	—	—	—

Income (loss) before taxes	(8,501)	(5,955)	(2,584)	(2,044)	952
Provision for income taxes	—	—	—	—	(95)

Net income (loss)	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857

Net income (loss) per share
Basic	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.06

Diluted	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.05

Weighted average number of shares used in per share calculations
Basic	1,845	1,918	1,976	1,971	15,448

Diluted	1,845	1,918	1,976	1,971	17,020

Pro forma net income (loss) per share (unaudited) (see Note 12)
Basic			$(0.17)		$0.06

Diluted			$(0.17)		$0.05

Weighted average number of shares used in pro forma per share calculations (unaudited) (see Note 12)
Basic			15,398		15,448

Diluted			15,398		17,020

(1)	Includes the following amortization of deferred stock-based compensation

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Cost of revenues	$117	$51	$56	$32	$38
Sales and marketing	594	342	257	145	219
Research and development	285	160	89	50	39
General and administrative	476	278	146	83	149

	$1,472	$831	$548	$310	$445

The accompanying notes are an integral part of these financial statements.

VNUS MEDICAL TECHNOLOGIES, INC.

Statements of Stockholders’ Equity

	Convertible
	Preferred Stock		Common Stock		Additional	Deferred		Total
					Paid-In	Stock	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity

	(in thousands, except share data)
Balances at December 31, 2000	20,043,252	$20	1,834,306	$2	$32,427	$(2,424)	$(26,999)	$3,026
Issuance of Series E preferred stock for cash at $5.12 per share	4,902,298	5	—	—	25,095	—	—	25,100
Series E offering costs	—	—	—	—	(121)	—	—	(121)
Exercise of warrants for Series C preferred stock	241,197	—	—	—	—	—	—	—
Exercise of stock options for cash at $0.02 — $4.76 per share	—	—	72,032	—	24	—	—	24
Repurchase of restricted stock	—	—	(8,531)	—	(40)	—	—	(40)
Restricted stock compensation	—	—	—	—	19	—	—	19
Deferred stock compensation for stock option grants	—	—	—	—	300	(300)	—	—
Amortization of deferred stock compensation	—	—	—	—	—	1,432	—	1,432
Fair value of options issued for services	—	—	—	—	40	—	—	40
Fair value of warrants issued to noteholders	—	—	—	—	299	—	—	299
Fair value of warrants issued for services	—	—	—	—	21	—	—	21
Net loss	—	—	—	—	—	—	(8,501)	(8,501)

Balances at December 31, 2001	25,186,747	25	1,897,807	2	58,064	(1,292)	(35,500)	21,299
Exercise of stock options for cash at $0.29 — $1.00 per share	—	—	64,228	—	39	—	—	39
Deferred stock compensation for stock option grants	—	—	—	—	140	(140)	—	—
Fair value of options issued for services	—	—	—	—	23	—	—	23
Amortization of deferred stock compensation	—	—	—	—	—	808	—	808
Net loss	—	—	—	—	—	—	(5,955)	(5,955)

Balances at December 31, 2002	25,186,747	25	1,962,035	2	58,266	(624)	(41,455)	16,214
Exercise of stock options for cash at $0.29 — $1.00 per share	—	—	32,033	—	28	—	—	28
Deferred stock compensation for stock option grants	—	—	—	—	401	(366)	—	35
Fair value of options issued for services	—	—	—	—	22	—	—	22
Cancellation of options	—	—	—	—	(32)	32	—	—
Amortization of deferred stock compensation	—	—	—	—	—	526	—	526
Net loss	—	—	—	—	—	—	(2,584)	(2,584)

Balances at December 31, 2003	25,186,747	25	1,994,068	2	58,685	(432)	(44,039)	14,241
Exercise of warrants for Series C preferred stock (unaudited)	33,006	—	—	—	—	—	—	—
Exercise of stock options for cash at $0.02 — $4.76 per share (unaudited)	—	—	56,167	—	62	—	—	62
Deferred stock compensation for stock option grants (unaudited)	—	—	—	—	1,565	(1,565)	—	—
Fair value of options issued for services (unaudited)	—	—	—	—	70	—	—	70
Cancellation of options (unaudited)	—	—	—	—	(12)	12	—	—
Amortization of deferred stock compensation (unaudited)	—	—	—	—	—	375	—	375
Net income (unaudited)	—	—	—	—	—	—	857	857

Balances at June 30, 2004 (unaudited)	25,219,753	$25	2,050,235	$2	$60,370	$(1,610)	$(43,182)	$15,605

The accompanying notes are an integral part of these financial statements.

VNUS MEDICAL TECHNOLOGIES, INC.

Statements of Cash Flows

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands)
Cash flows from operating activities:
Net (loss) income	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	263	417	351	160	193
Amortization of deferred stock compensation	1,472	831	583	310	445
Amortization of warrants issued to noteholders	299	—	—	—	—
Amortization of restricted stock compensation	19	—	—	—	—
Allowance for doubtful accounts	—	144	28	40	(45)
Changes in operating assets and liabilities:
Accounts receivable	(837)	(459)	(1,513)	(249)	(1,036)
Inventory	(729)	(181)	608	502	(728)
Prepaid expenses and other assets	(625)	24	(29)	51	(124)
Accounts payable	(218)	160	472	103	412
Accrued and other liabilities	329	368	1,404	354	(87)

Net cash used in operating activities	(8,528)	(4,651)	(680)	(756)	(113)

Cash flows from investing activities:
Purchase of property and equipment	(1,346)	(163)	(238)	(38)	(278)

Net cash used in investing activities	(1,346)	(163)	(238)	(38)	(278)

Cash flows from financing activities:
Proceeds from sale of preferred stock	25,100	—	—	—	—
Proceeds from exercise of stock options for common stock	24	39	28	11	62
Issuance costs related to sale of preferred stock	(121)	—	—	—	—
Repurchase of restricted stock	(40)	—	—	—	—
Proceeds from bridge loan	5,000	—	—	—	—
Repayment of bridge loan	(5,000)	—	—	—	—
Repayment of note payable	(518)	—	—	—	—

Net cash provided by financing activities	24,445	39	28	11	62

Net increase (decrease) in cash and cash equivalents	14,571	(4,775)	(890)	(783)	(329)
Cash and cash equivalents at beginning of year	2,805	17,376	12,601	12,601	11,711

Cash and cash equivalents at end of year	$17,376	$12,601	$11,711	$11,818	$11,382

Supplemental disclosure of cash flow information:
Cash paid for interest	235	—	—	—	—

The accompanying notes are an integral part of these financial statements.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements

Note 1—The Company

VNUS Medical Technologies, Inc. (the “Company”) was incorporated in Delaware on January 4, 1995. The Company develops, markets and sells medical devices to treat venous diseases. In March 1999, the Company sold its first product in the United States. In October and November 1999, the Company launched commercial sales of the Closure System in the U.S. at meetings of the American College of Surgeons and American College of Phlebology.

The Company has funded its operations primarily through the issuance of convertible preferred stock and cash from revenues. During 1999, the Company commenced volume shipment of its product and emerged from the development stage. Although no longer in the development stage, the Company continues to be subject to certain risks common to companies in similar stages of development, including the dependence on a limited product line; limited manufacturing, marketing and sales experience; reliance on key individuals; potential competition from larger, more established companies and uncertainty of future profitability.

Note 2—Summary of Significant Accounting Policies

Net Income (Loss) Per Share. The Company computes basic net income (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and participating convertible preferred shares using the “if converted” method (only if effect is dilutive) outstanding during the period. Basic net income (loss) per share excludes the dilutive effect of stock options and warrants. Diluted income per share reflects the dilution of potential common shares outstanding during the period. In computing diluted income per share, the Company adjusts share count by assuming that all in-the-money options are exercised and that the Company repurchases shares with the proceeds of these hypothetical exercises. The Company further assumes that any unamortized deferred stock-based compensation is also used to repurchase shares. In determining the hypothetical shares repurchased, the Company uses the average stock price for the period.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per common share (in thousands, except per share data):

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Numerator:
Net income (loss)	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857

Denominator:
Weighted average common shares outstanding	1,845	1,918	1,976	1,971	2,026
Weighted average participating convertible preferred shares outstanding	—	—	—	—	13,422

Total shares, basic	1,845	1,918	1,976	1,971	15,448
Effect of dilutive securities:
Stock options and warrants					1,572

Total shares, diluted	1,845	1,918	1,976	1,971	17,020

Net income (loss) per common share:
Basic	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.06

Diluted	$(4.61)	$(3.10)	$(1.31)	$(1.04)	$0.05

The following outstanding convertible preferred stock and warrants, common stock warrants, and employee stock options were excluded from the computation of diluted net income per share as they had an antidilutive effect (in thousands):

				Six Months
	Year Ended December 31,			Ended
				June 30,
	2001	2002	2003	2004

				(unaudited)
Convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	10,256	13,436	13,436	—
Convertible preferred stock warrants (assuming conversion, using appropriate conversion ratio, to common shares)	19	19	19	—
Common stock warrants	220	220	220	—
Stock options	1,215	1,462	2,084	—

	11,710	15,137	15,759	—

Unaudited Interim Results. The accompanying balance sheet as of June 30, 2004, the statements of operations and of cash flows for the six months ended June 30, 2003 and 2004 and the statement of stockholders’ equity for the six months ended June 30, 2004 are unaudited. The unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2004 and results of operations and cash flows for the six months ended June 30, 2003 and 2004. The financial data and other information disclosed in the notes to financial statements related to the six-month periods are unaudited. The results for the six

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity. If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 13,436,121 shares of common stock, based on the shares of convertible preferred stock outstanding at June 30, 2004. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock, is set forth on the balance sheet.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. The Company considers all highly-liquid investment instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2003 and June 30, 2004 (unaudited), the Company held its cash and cash equivalents in a checking account, a money market account and an investment account with high credit quality financial institutions.

Fair Value of Financial Instruments. The Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accrued liabilities and accounts payable are carried at cost, which approximates fair value because of the short-term nature of those instruments.

Inventory. Inventory is stated at the lower of cost or market, cost being determined using the first-in, first-out (“FIFO”) method. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors.

Property and Equipment. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the term of the lease.

The depreciation and amortization period for property and equipment categories are as follows:

Furniture and fixtures	3 years
Computer and office equipment	3 years
Laboratory equipment	5 years
Software	3 to 5 years

Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Repairs and maintenance are charged to operations as incurred.

Long-lived Assets. The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

carrying value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

Revenue Recognition. The Company sells its disposable catheters and radio frequency generators to end-users in the United States and in international markets. Catheters and generators are also sold through distributors in international markets.

Revenues from the sale of the Company’s disposable catheters and RF generators are recognized when persuasive evidence of an arrangement exists, shipment has occurred, the seller’s price is fixed or determinable and collectibility is reasonably assured. The Company’s return policy allows customers to return unused products for a period within thirty days subject to restocking fees. The Company makes provisions for estimated returns and allowances. To date, returns and allowances have been insignificant.

Warranty. The Company provides a one year limited warranty on its RF generator which is included in the sales price of the generator. The Company provides for the estimated future costs of repair or replacement upon shipment of the product. The warranty accrual is based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. The warranty expense has been insignificant for all periods presented.

Research and Development Costs. Costs related to research, design and development of products are charged to research and development expense as incurred.

Advertising Expenses. Advertising costs are expensed as incurred. Advertising expenses incurred in the six months ended June 30, 2003 (unaudited), for the year ended December 31, 2003 and for the six months ended June 30, 2004 (unaudited) were $0, $184,000 and $98,000, respectively. There were no advertising expenses in 2001 or 2002.

Stock-based Compensation. The Company uses the intrinsic value method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and Financial Accounting Standards Board Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No 25,” in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

Pro forma information regarding net income (loss) is presented as if the Company recorded compensation expense based on the fair value of stock-based awards in accordance with SFAS No. 148, “Accounting for

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Stock-Based Compensation — Transition and Disclosure — an amendment of SFAS No. 123,” is as follows (in thousands, except per share data):

				Six Months Ended
	Year Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Net income (loss) as reported	$(8,501)	$(5,955)	$(2,584)	$(2,044)	$857
Add: Employee stock-based employee compensation expense included in reported net income, net of tax	1,432	808	526	298	375
Deduct: Total employee stock-based compensation expense determined under fair value based method, net of tax	(1,473)	(898)	(627)	(348)	(408)

Pro forma net income (loss)	$(8,542)	$(6,045)	$(2,685)	$(2,094)	$824

Weighted average number of shares used in per share calculation:
Basic	1,845	1,918	1,976	1,971	15,448
Diluted	1,845	1,918	1,976	1,971	17,020
Pro forma net income (loss) per share:
Basic	$(4.63)	$(3.15)	$(1.36)	$(1.06)	$0.05
Diluted	$(4.63)	$(3.15)	$(1.36)	$(1.06)	$0.05

The above pro forma effects on net income (loss) may not be representative of the effects on future results as options granted typically vest over four or five years and additional option grants are expected to be made in future years.

The value of each option granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

				Six Months Ended
	Years Ended December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
Risk-free interest rate	3.24- 4.92%	2.49- 4.39%	1.95- 3.04%	1.95-2.89%	2.64- 3.62%
Expected life (in years)	4	4	4	4	4
Dividend yield	—	—	—	—	—

Based on the above assumptions, the weighted average fair value of employee stock option grants was $2.93, $1.65 and $1.67 per share for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.40 and $5.59 for the six months ended June 30, 2003 (unaudited) and 2004 (unaudited), respectively.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, which require that such equity instruments are recorded at their fair value on the

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

measurement date, which is typically the date of grant. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Income Taxes. The Company accounts for income taxes under the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncements. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial position, cash flows or results of operations.

On December 17, 2003, the SEC issued SAB No. 104, “Revenue Recognition,” which supersedes SAB No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101 related to multiple element revenue managements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). Additionally, SAB No. 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the “FAQ”) issued with SAB No. 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated in SAB No. 104. While the wording of SAB No. 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of SAB No. 104 did not have a material effect on its financial position, cash flows or results of operations.

In March 2004, the EITF reached a consensus on issue No. 03-06 (“EITF 03-06”), “Participating Securities and the Two — Class Method under FASB Statement No. 128, Earnings per Share.” SFAS No. 128 provides guidance on the calculation and disclosure of earnings per share (“EPS”), including the use of the two-class method for determining EPS when a company has participating securities. EITF 03-06 is intended to clarify what is a participating security and how to apply the two-class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. In accordance with the adoption of EITF 03-06, the Company included its weighted average participating convertible preferred shares outstanding in its calculation of basic earnings per share for the six months ended June 30, 2004.

Note 3—	Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts in three financial institutions in the United States and internationally. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any material losses on its deposits of cash and cash equivalents. The Company’s cash investment policies limit cash investments to short-term, low-risk investments.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many geographies. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. No single customer represents more than 10% of the accounts receivable amount or revenues for any period presented.

Most of the Company’s products require premarket clearances from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. The Company’s current products have received Food and Drug Administration clearance or are exempt from such clearance. There can be no assurance that the Company’s future products will receive required marketing clearances. If the Company was denied such clearances or such clearances were delayed, it would have a materially adverse impact on the Company.

The Company relies on Stellartech Research Corporation to manufacture its RF generators. The Company is currently transitioning the manufacture of its RF generators to Byers Peak, Inc. and expects that Byers Peak, Inc. will be a sole-source supplier of the RF generators in the future. The Company also relies on sole-source suppliers to manufacture some of the components used in its disposable catheters. The Company’s manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, including the Food and Drug Administration’s Quality System Regulations, equipment malfunction and environmental factors, any of which could delay or impede its ability to meet demand.

Note 4	—Operating Segment and Geographic Information

The Company is organized and operates as one operating segment to provide medical devices for the minimally invasive treatment venous reflux disease, and uses one measure of profitability to manage its business. The Company’s chief operating decision maker is the Chief Executive Officer of the Company. International revenues are based on the country in which the customer is located. The following is a summary of revenue by geographic region.

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2001	2002	2003	2003	2004

				(unaudited)
United States	87%	94%	96%	95%	95%
Europe	10	6	3	4	3
Other international	3	—	1	1	2

	100%	100%	100%	100%	100%

All of the Company’s long-lived assets are located in the United States.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Note 5—Balance Sheet Components

	December 31,
			June 30,
	2002	2003	2004

			(unaudited)

	(in thousands)
Accounts receivable, net
Accounts receivable	$2,009	$3,522	$4,558
Allowance for doubtful accounts	(164)	(192)	(147)

	$1,845	$3,330	$4,411

Inventory
Finished goods	$790	$317	$821
Raw materials and sub-assemblies	381	290	632
Radio-frequency generators	308	264	146

	$1,479	$871	$1,599

Property and equipment, net
Furniture and fixtures	$145	$91	$138
Computers and office equipment	359	356	432
Leasehold improvements	855	827	918
Laboratory equipment	455	498	546
Software	348	348	384
Equipment installation in progress	—	77	67

	2,162	2,197	2,485
Less: Accumulated depreciation and amortization	(1,059)	(1,206)	(1,409)

	$1,103	$991	$1,076

Accrued liabilities
Payroll and related expenses	$311	$410	$545
Sales commissions and bonuses	700	1,803	1,327
Other	170	344	590

	$1,181	$2,557	$2,462

Note 6—	Income Taxes

At December 31, 2003, the Company had net operating loss carryforwards of approximately $36.9 million and $21.4 million for federal and state jurisdictions, respectively, available to reduce future taxable income. The federal net operating loss carryforwards expire in various periods through 2022 and the state net operating loss carryforwards expire in various periods through 2012. The Company had federal and state research tax credit carryforwards of approximately $900,000 and $850,000, respectively. The federal research credits expire in various periods through 2022 and the California research credits can be carried forward indefinitely.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,

	2002	2003

Deferred tax assets
Net operating loss carryforwards	$13,117	$13,784
Tax credits	1,027	1,445
Other	696	785
Capitalized research and development	218	391
Startup costs	8	26

Total gross deferred tax assets	15,066	16,431
Valuation allowance	(15,066)	(16,431)

Net deferred tax assets	$—	$—

Due to uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance, and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation. Any ownership changes, as defined, may restrict utilization of carryforwards. The Company experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, in March of 1999 that limited approximately $11.7 million of net operating loss carryforwards to an annual limitation of approximately $3.3 million.

Note 7—Commitments and Contingencies

Leases. The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through 2007. Rent expense for the years ended December 31, 2001, 2002 and 2003 was $553,000, $655,000 and $662,000, respectively and was $335,966 and $338,669 (unaudited) for the six months ended June 30, 2003 and 2004, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

At December 31, 2003, future minimum lease payments are as follows (in thousands):

Operating
Year Ending December 31,	Leases

2004	$679
2005	706
2006	729
2007	353

$2,467

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Future aggregate minimum rental payments required under all non-cancelable operating leases as of June 30, 2004 are as follows (unaudited, in thousands):

Six Months Ending June 30,

Remainder of 2004	$345
2005	709
2006	732
2007	356
2008	1

Future minimum rental payments	$2,143

Indemnifications. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves future claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Purchase Commitments. At December 31, 2003, the Company had approximately $542,000 in non-cancelable purchase commitments with suppliers. At June 30, 2004, (unaudited) the Company had approximately $702,000 in non-cancelable purchase commitments with suppliers.

Contingencies. The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company’s management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 8—Common Stock Warrants

In connection with the bridge loan financing entered into in February and April 2001, the Company issued warrants to purchase 210,000 shares of common stock at an exercise price of $4.76 per share. The fair value of these warrants at the date of grant was estimated using the Black-Scholes option pricing model and the value was determined to be approximately $299,000. This amount is included as a component of stockholders’ equity and is included in 2001 interest expense. As of December 31, 2003, the warrants had not been exercised. The warrants expire January 31, 2006.

In connection with its facility lease entered into in January 2001, the Company issued warrants to purchase 10,000 shares of common stock at an exercise price of $5.12 per share. The fair value of these warrants at the date of grant was estimated using the Black-Scholes option pricing model and the value was determined to be approximately $21,000. This amount is included as a component of stockholders’ equity and is being expensed over the lease term and is included in general and administrative expense. As of December 31, 2003, the warrants had not been exercised. The warrants expire February 21, 2006.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Note 9—Convertible Preferred Stock

As of December 31, 2002 and 2003, the Company had convertible preferred stock outstanding as follows (in thousands):

						Proceeds
		Original	Shares	Shares	Liquidation	Net of
Series	Date of Issuance	Issue Price	Authorized	Outstanding	Amount	Issuance Costs

Series A-1	January 1995	$0.10	2,537,500	2,537,500	$254	$243
Series A-2	October 1995	$0.30	2,030,000	2,030,000	609	609
Series A-3	March 1996	$0.90	1,015,000	1,015,000	914	913
Series B	August 1996	$1.20	1,691,667	1,691,667	2,030	2,029
Series C	May 1997/May 2001	$1.70 (1)	6,616,888	4,936,032	8,391	7,936
Series D	February/April 1999	$2.00	8,750,000	8,074,250	16,149	16,122
Series E	August 2001	$5.12	5,152,000	4,902,298	25,100	24,979

			27,793,055	25,186,747	$53,447	$52,831

(1)	The Company originally issued 4,694,835 shares of Series C preferred stock in May 1997 at a price of $1.70 per share. In addition, 241,197 and 33,006 shares of Series C preferred stock were issued upon exercise of Series C warrants in May 2001 and June 2004 (unaudited), respectively. See Warrants to Purchase Convertible Preferred stock.

The preferred stock rights, preferences and privileges are stated in the amended and restated certificate of incorporation of the Company (the “Certificate”) and are summarized below:

Dividends. Noncumulative dividends of $0.005, $0.015, $0.045, $0.06, $0.085, $0.10 and $0.256 per share are payable annually to the Series A-1, Series A-2, Series A-3, Series B, Series C, Series D, and Series E stockholders, respectively, when and if declared by the Board of Directors. For the period from inception through June 30, 2004, no dividends have been declared.

Liquidation Preference. The Series E preferred stockholders are entitled to receive, prior and in preference to the other preferred and common stockholders of the Company, a liquidation preference equal to the sum of the purchase price plus any declared but unpaid dividends on such shares. If assets are available after distribution to the Series E preferred stockholders, the remaining preferred stockholders are entitled to receive, prior and in preference to the common stockholders, a liquidation preference equal to the sum of the purchase price plus any declared but unpaid dividends on such shares. If further assets remain, they shall be distributed pro rata among the holders of common and preferred stock on a per share basis treating preferred stock as if converted into common stock. However, after the preferred stockholders receive an aggregate of two times their purchase price, all remaining assets shall be distributed equally among the holders of common stock on a per share basis.

Conversion. The holders of preferred stock have the following conversion rights:

Each share of preferred stock is convertible at the option of the holder at any time after the date of issuance into fully paid and nonassessable shares of common stock, determined by dividing the original purchase price of the series of preferred stock by the conversion price of the series of preferred stock as defined in the Certificate at the time in effect for such shares. Series A-1 through Series D preferred stock convert into approximately 0.42 of our common stock based on current conversion prices of $0.238, $0.714, $2.143, $2.857, $4.048 and $4.762 per share, respectively. Series E preferred stock converts on a one-for-one basis.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

Each share of each series of Preferred Stock shall automatically be converted into shares of common stock at the then effective conversion price of such series immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company with an aggregate offering price to the public of not less than $15,000,000 at an issuance price of at least $6.75 per share.

In the event of the automatic conversion of the preferred stock upon an initial public offering as aforesaid, the person(s) entitled to receive the common stock issuable upon such conversion of preferred stock shall not be deemed to have converted such preferred stock until immediately prior to the closing of such sale of securities.

The conversion price may be adjusted pursuant to a weighted average antidilution formula under certain dilutive circumstances.

Upon a merger or consolidation, the holders of the preferred stock will receive distributions in either cash or stock proportionate with the holders of common stock according to the procedures for liquidation previously described.

Voting Rights. The holders of the preferred stock have the right to one vote for each share of common stock into which the preferred stock could then be converted. The holders have full voting rights and powers equal to the voting rights and powers of holders of the common stock.

Warrants to Purchase Convertible Preferred Stock. In connection with the note payable entered into in June 1998, a warrant was issued to purchase 44,118 fully paid and nonassessable shares of Series C preferred stock at an exercise price of $1.70 per share. The warrant expires upon the earlier of (1) June 30, 2004, (2) the consolidation or merger of the Company where the Company’s stockholders do not control the surviving entity or (3) the sale of substantially all of the assets of the company. As of December 31, 2003, the warrants had not been exercised. The warrant holders exercised these warrants in a cashless exercise on June 30, 2004 (unaudited) and received 33,006 shares of Series C preferred stock.

In connection with the Series C preferred stock offering in May 1997, the Company issued warrants to purchase 1,877,935 shares of Series C preferred stock at an exercise price of $1.90 per share. The fair value of these warrants at the date of grant was estimated using the Black-Scholes option pricing model and the value was determined to be approximately $447,000. This amount is included as a component of stockholders’ equity. In May 2001, the warrant holders exercised these warrants in a cashless exercise and received 241,197 shares of Series C preferred stock.

Warrants to purchase preferred stock convert to warrants to purchase common stock upon the closing of a public offering of the Company’s common stock.

Note 10—Stock Option Plan

In 1995, the Company established the 1995 Stock Plan (the “1995 Plan”) covering employees, directors and consultants of the Company. Under the terms of the 1995 Plan, incentive and nonqualified stock options and stock purchase rights could be granted for up to 1,512,000 shares of the Company’s authorized but unissued common stock. In May 2000 upon the adoption of the Company’s 2000 Equity Incentive Plan (the “2000 Plan”) the Company ceased granting options under the 1995 Plan.

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

In May 2000, the Company established the 2000 Plan covering employees, directors and consultants of the Company. Under the terms of the 2000 Plan, incentive and nonqualified stock options and stock purchase rights may be granted. Initially, 630,000 shares of the Company’s authorized but unissued common stock were available for grant under the 2000 Plan. On each anniversary of the 2000 Plan’s adoption by the Board of Directors, the share reserve is automatically increased by 147,000 shares. In 2001 and 2002, the shareholders approved a 450,000 and a 200,000 share increase to the plan, respectively. In January 2004, the shareholders approved a 500,000 share increase to the plan.

Under the terms of the 1995 Plan and the 2000 Plan, options have a maximum term of 10 years and vest over schedules determined by the Board of Directors. Nonqualified stock options may be granted to employees and consultants at no less than 85% of the fair market value of the stock at the date of the grant.

In 2001, the Board of Directors approved a severance plan for management and key employees whereby a change in control in the Company would accelerate vesting of options under certain conditions.

Activity under the 1995 Plan and the 2000 Plan is as follows:

		Options Outstanding
	Options			Weighted
	Available		Range of	Average
	for Future	Number of	Exercise	Exercise
	Grant	Options	Prices	Price

Balances at December 31, 2000	526,866	846,201	$0.24-$4.76	$1.26
Authorized	309,076	—	—	—
Granted	(567,457)	567,457	1.00-4.76	1.87
Exercised	—	(72,032)	0.02-4.76	0.34
Terminated/cancelled	126,849	(126,849)	0.29-4.76	1.44
Expired	(107,067)	—	—	—

Balances at December 31, 2001	288,267	1,214,777	$0.24-$4.76	$1.60
Authorized	597,000	—	—	—
Granted	(409,215)	409,215	0.29-1.00	1.00
Exercised	—	(64,228)	1.00	0.61
Terminated/cancelled	85,682	(97,694)	0.41-4.76	2.33

Balances at December 31, 2002	561,734	1,462,070	$0.24-$4.76	$1.43
Authorized	147,000	—	—	—
Expired	(5,710)	—	—	—
Granted	(734,971)	734,971	1.00-2.00	1.00
Exercised	—	(32,033)	0.29-4.76	0.88
Terminated/cancelled	80,739	(80,739)	0.29-4.76	1.68

Balances at December 31, 2003	48,792	2,084,269	$0.24-$4.76	$1.28
Authorized	647,000	—	—	—
Expired	(4,620)	—	—	—
Granted	(538,704)	538,704	2.00-4.00	2.21
Exercised	—	(56,167)	0.02-4.76	1.09
Terminated/cancelled	65,454	(65,454)	0.48-4.76	1.77

Balances at June 30, 2004 (unaudited)	217,922	2,501,352	$0.07-$4.76	$1.47

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

The options outstanding and currently exercisable by exercise price at December 31, 2003 are as follows:

	Options Outstanding
			Options Exercisable
		Weighted
		Average		Weighted
		Remaining		Average
Exercise	Number of	Contractual	Number of	Exercise
Prices	Options	Life (in Years)	Options	Price

$0.02	420	1.84	420	$0.02
0.07	32,549	2.11	32,549	0.07
0.21	3,024	2.36	3,024	0.21
0.29	22,959	2.93	22,959	0.29
0.41	71,988	3.85	71,481	0.41
0.48	327,421	5.69	319,774	0.48
1.00	1,401,937	8.49	538,807	1.00
$4.76	223,971	6.90	173,179	4.76

	2,084,269	7.55	1,162,193	$1.33

The options outstanding and currently exercisable by exercise price at June 30, 2004 (unaudited) are as follows:

	Options Outstanding
			Options Exercisable
		Weighted
		Average		Weighted
		Remaining		Average
	Number of	Contractual	Number of	Exercise
Exercise Prices	Options	Life (in Years)	Options	Price

$0.07	32,549	1.61	32,549	$0.07
0.21	3,024	1.87	3,024	0.21
0.29	22,623	2.44	22,623	0.29
0.41	71,946	3.35	71,946	0.41
0.48	316,374	5.17	315,698	0.48
1.00	1,316,738	7.98	661,493	1.00
2.00	471,742	9.68	60,651	2.00
4.00	56,050	9.98	—	4.00
4.76	210,306	6.41	187,361	4.76

	2,501,352		1,355,345	$1.38

Restricted Stock Compensation. In fiscal 2001, the Company recognized restricted stock compensation of approximately $19,000 representing the aggregate difference, at the repurchase date, between the repurchase price of 8,531 shares of restricted stock for $40,000 and the fair value of the Company’s stock.

Employee Deferred Stock Based Compensation. Deferred stock compensation represents the aggregate difference, at the grant date, between the respective exercise price of stock options and the fair value of the underlying stock. The deferred stock compensation is amortized to expense over the vesting period of the individual awards, generally four years. The amortization method used is in accordance with FIN 28. The Company recorded unearned stock-based compensation of approximately $300,000, $140,000, $366,000 and $1,565,000 during the years ended December 31, 2001, 2002 and 2003 and the six month

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

period ended June 30, 2004, respectively. Deferred stock compensation amortized to expense during these respective periods was approximately $1,432,000, $808,000 $526,000 and $375,000, respectively.

The Company granted stock options and stock purchase rights with exercise prices below their estimated fair market value as follows:

				Weighted
				Average
	Number of	Weighted	Weighted	Intrinsic
	Options	Average	Average	Value
	Granted	Exercise	Fair Value	Per
Grants Made During Quarter Ended	(000s)	Price	Per Share	Share

March 31, 2003	420,521	$1.00	$1.41	$0.41
June 30, 2003	102,960	$1.00	$1.37	$0.37
September 30, 2003	123,650	$1.00	$1.58	$0.58
December 31, 2003	87,840	$1.00	$2.63	$1.63
March 31, 2004 (unaudited)	310,854	$2.00	$4.34	$2.34
June 30, 2004 (unaudited)	227,850	$2.49	$7.04	$4.55

Stock Compensation Expense Related to Consultant Services. During the six month period ended June 30, 2004 and the years ended December 31, 2001, 2002, and 2003, the Company granted options to consultants to purchase 21,500, 14,100, 28,500 and 4,000 shares of common stock, respectively, in exchange for services, at a range of exercise prices between $0.48 and $4.76 per share. The Company determined the fair value using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected lives of one to five years; risk-free interest rates ranging between 1.32% to 6.80% and expected volatility of 71%. Stock compensation expense is being recognized in accordance with FIN 28 over the vesting periods of the related options. In 2001, 2002 and 2003, and for the six month period ended June 30, 2004, the Company recorded stock compensation expense of $40,000, $23,000, $22,000 and $70,000, respectively.

Note 11—Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering all employees. Contributions made by the Company are determined annually by the board of directors. There have been no contributions by the Company (approved or payable) through December 31, 2003.

Note 12—Unaudited Pro Forma Net Income (Loss) Per Share

Pro forma basic and diluted net income per share have been computed to give effect to convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering for the year ended December 31, 2003 and the six months ended June 30, 2004 as if the closing occurred at the beginning of 2003. The following table sets forth the computation of pro forma basic and diluted net income per share (in thousands, except per share data) and assumes that the price at which the

VNUS MEDICAL TECHNOLOGIES, INC.

Notes to Financial Statements—(Continued)

convertible preferred stock automatically converts to common stock in accordance with the conversion terms:

		Six Months
	Year Ended	Ended
	December 31,	June 30,
	2003	2004

	(unaudited)	(unaudited)
Numerator:
Net income (loss)	$(2,584)	$857

Denominator:
Weighted-average common shares outstanding	1,976	2,026
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B, C, D and E preferred stock from the date of issuance	13,422	13,422

Total shares used in computing basic pro forma net income (loss) per share	15,398	15,448

Effect of dilutive securities, stock options and warrants	—	1,572

Total shares used in computing diluted pro forma net income (loss) per share	15,398	17,020

Pro forma net income (loss) per share:
Basic	$(0.17)	$0.06

Diluted	$(0.17)	0.05

VNUS Products

Closure

VNUS Closure Catheter

VNUS RF Generator

120
85
6.0
VNUS

VNUS Closure Procedure Pack

VNUS®
MEDICAL TECHNOLOGIES, INC.

VNUS Products VNUS Closure Catheter VNUS RF Generator VNUS Closure Procedure Pack

                                 Shares

VNUS Medical Technologies, Inc.

Common Stock

PROSPECTUS

Until                     , 2004, all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Joint Book-Running Managers

Banc of America Securities LLC	Piper Jaffray

William Blair & Company

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee, The Nasdaq National Market initial application fee and The Nasdaq National Market listing fee.

Amount
to be Paid

Securities and Exchange Commission registration fee	$10,200
NASD filing fee	8,550
NASDAQ National Market initial application fee	5,000
NASDAQ National Market listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky qualification fees and expenses	*
Transfer Agent and Registrar fees	*
Miscellaneous fees and expenses	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under the circumstances described in Section 145 of the Delaware General Corporation Law, for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Article X of our amended and restated certificate of incorporation and Article VI of our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, we have entered into indemnification agreements, a form of which is filed herewith as Exhibit 10.7 with our officers and directors. The agreement between us and the representatives of the underwriters, a form of which is filed herewith as Exhibit 1.1, also provides for cross-indemnification among us and the underwriters with respect to the matters described in the underwriting agreement, including matters arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities

We have issued or sold the following securities since June 30, 2001:

(1)	On August 20, 2001, we sold 4,902,298 shares of Series E Convertible Preferred Stock to several investors for $5.12 per share for gross proceeds of $25,099,766. This transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering because, among other things, each of the investors were accredited investors at the time of the transaction, we made no general solicitation in connection with the transaction, we obtained representations from each of the investors as to their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the instruments representing such securities issued in such transactions.

(2)	We issued options to purchase an aggregate of shares of our common stock to our employees and consultants with exercise prices ranging from $ per share to $ per share, and a weighted average exercise price of $ per share under our 2000 Equity Incentive Plan. We have also issued shares of our common stock for an aggregate purchase price of $ upon exercise of such options. These issuances were exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan.

In addition to the facts described for each transaction above, all recipients either received adequate information about us or had adequate access, through their relationships with us, to such information.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of the offering.
3.2*	Form of Amended and Restated Bylaws, to be in effect upon the completion of the offering.
3.3*	Amended and Restated Certificate of Incorporation, currently in effect.
3.4*	Amended and Restated Bylaws, currently in effect.
4.1*	Specimen Stock Certificate.
4.2	Fifth Restated Stockholder Rights Agreement, dated August 15, 2001.
4.3	Warrant to purchase common stock between VNUS Medical Technologies, Inc. and The Bay City Capital Fund I, L.P.
4.4	Warrant to purchase common stock between VNUS Medical Technologies, Inc. and SPI Commerce Park, L.P.
5.1*	Opinion of Latham & Watkins LLP regarding the legality of the common stock being registered.
10.1*#	2004 Employee Stock Purchase Plan.
10.2#	2000 Equity Incentive Plan.
10.3#	First Amendment to 2000 Equity Incentive Plan.
10.4#	1995 Stock Plan.
10.5#	First Amendment to 1995 Stock Plan.
10.6#	Second Amendment to 1995 Stock Plan.
10.7#	VNUS Severance Plan for Management and Key Employees.
10.8*	Form of Indemnification Agreement for Directors and Officers.
10.9*†	RF Generator Development Agreement between VNUS Medical Technologies, Inc. and Stellartech Research Corporation.
10.10*†	Service and Supply Agreement by and between VNUS Medical Technologies, Inc. and Byers Peak, Inc., dated February 20, 2004.
10.11	Lease by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated January 24, 2001.
10.12	First Amendment to Lease Agreement by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated August 1, 2003.
10.13	Second Amendment to Lease Agreement by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated February 13, 2004.

Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Latham & Watkins LLP (See Exhibit 5.1).
23.3	Power of Attorney (See page II-4).

*	To be filed by amendment.

#	The referenced exhibit is a compensatory contract, plan or arrangement.
  † Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

We hereby undertake to provide to the underwriters at the closing specified in the underwriting agreement certificates in the denominations and registered in the names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons of pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California, on July 23, 2004.

VNUS MEDICAL TECHNOLOGIES, INC.

By:	/s/ BRIAN E. FARLEY

Brian E. Farley
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Brian E. Farley and Timothy A. Marcotte and each of them individually, as attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendment to this registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ BRIAN E. FARLEY Brian E. Farley	President, Chief Executive Officer and Director (Principal Executive Officer)	July 23, 2004

/s/ TIMOTHY A. MARCOTTE Timothy A. Marcotte	Chief Financial Officer and Vice President, Finance and Administration (Principal Financial and Accounting Officer)	July 23, 2004

/s/ H. DUBOSE MONTGOMERY H. DuBose Montgomery	Chairman of the Board of Directors	July 23, 2004

Signature	Title	Date

/s/ W. JAMES FITZSIMMONS W. James Fitzsimmons	Director	July 23, 2004

/s/ KATHLEEN D. LAPORTE Kathleen D. LaPorte	Director	July 23, 2004

/s/ LORI M. ROBSON Lori M. Robson	Director	July 23, 2004

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon the completion of the offering.
3.2*	Form of Amended and Restated Bylaws, to be in effect upon the completion of the offering.
3.3*	Amended and Restated Certificate of Incorporation, currently in effect.
3.4*	Amended and Restated Bylaws, currently in effect.
4.1*	Specimen Stock Certificate.
4.2	Fifth Restated Stockholder Rights Agreement, dated August 15, 2001.
4.3	Warrant to purchase common stock between VNUS Medical Technologies, Inc. and The Bay City Capital Fund I, L.P.
4.4	Warrant to purchase common stock between VNUS Medical Technologies, Inc. and SPI Commerce Park, L.P.
5.1*	Opinion of Latham & Watkins LLP regarding the legality of the common stock being registered.
10.1*#	2004 Employee Stock Purchase Plan.
10.2#	2000 Equity Incentive Plan.
10.3#	First Amendment to 2000 Equity Incentive Plan.
10.4#	1995 Stock Plan.
10.5#	First Amendment to 1995 Stock Plan.
10.6#	Second Amendment to 1995 Stock Plan.
10.7#	VNUS Severance Plan for Management and Key Employees.
10.8*	Form of Indemnification Agreement for Directors and Officers.
10.9*†	RF Generator Development Agreement between VNUS Medical Technologies, Inc. and Stellartech Research Corporation.
10.10*†	Service and Supply Agreement by and between VNUS Medical Technologies, Inc. and Byers Peak, Inc., dated February 20, 2004.
10.11	Lease by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated January 24, 2001.
10.12	First Amendment to Lease Agreement by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated August 1, 2003.
10.13	Second Amendment to Lease Agreement by and between SPI Commerce Park, LP and VNUS Medical Technologies, Inc., dated February 13, 2004.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Latham & Watkins LLP (See Exhibit 5.1).
23.3	Power of Attorney (See page II-4).

*	To be filed by amendment.

#	The referenced exhibit is a compensatory contract, plan or arrangement.
  † Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain portions of this exhibit under Rule 406 of the Securities Act of 1933. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.